
11007797

# Ruby Tuesday

*Fresh* **taste.** *Fresh* **place.**

IT'S MORE THAN A TAGLINE. IT'S OUR APPROACH TO EVERYTHING WE DO. | ANNUAL REPORT 2011

## COMPANY OVERVIEW

Ruby Tuesday, Inc. was founded in 1972 and owns, operates, and franchises nearly 850 restaurants in the United States and around the world. At the end of fiscal 2011, 750 Ruby Tuesday restaurants were Company-owned and 96 were franchised. Annual company sales in fiscal 2011 were approximately $1.3 billion, and average sales volumes for Company-owned restaurants were $1.8 million.

The common stock of Ruby Tuesday, Inc. is traded on the New York Stock Exchange (NYSE symbol: RT).

# TO MY FELLOW RUBY TUESDAY SHAREHOLDERS:

We accomplished several important goals in fiscal 2011 which included achieving positive annual same-restaurant sales, completing our franchise partnership acquisitions, opening of our first conversion restaurants, realizing our third consecutive year of strong free cash flow, and investing in food and service initiatives which should provide long-term benefits for the Ruby Tuesday brand. Our fiscal 2011 started out strong with same-restaurant sales and profit momentum continuing through the first half of the year. However, the second half of the year presented some challenges as we operated in an aggressive promotional environment within the casual dining/bar and grill segment which pressured both our sales and profitability. While we are disappointed with our results for the last half of the year, we believe the Ruby Tuesday brand is stronger than ever before given the investments we have made in the brand over the last few years. As we reflect upon this past year, I would like to highlight our key accomplishments which we believe have positioned us to create value for you, our shareholders, in the coming years.

## 2011 FINANCIAL HIGHLIGHTS

We are pleased to report positive same-restaurant sales of 0.9% for fiscal 2011, our first positive same-restaurant sales results in the past five years. These results are in line with Knapp-Track™, the industry benchmark, on a 2-year basis. The second quarter's same-restaurant sales of 4.2% marked our strongest quarterly same-restaurant sales growth in almost five years. Our total revenue in fiscal 2011 increased 5.9% from the prior year, our first annual revenue growth in four years, and was primarily driven by our increased same-restaurant sales and completion of the franchise partnership acquisitions.

For the fiscal year ended May 31, 2011, our diluted earnings per share were $0.72 on net income of $46.9 million as compared to diluted earnings per share of $0.73 on net income of $45.3 million for fiscal 2010. Our slight decline in earnings per share was driven by higher levels of advertising coupled with brand investments we made in the areas of food quality which included our complimentary


Ruby Tuesday seafood
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Available only for a limited time, so join us today.

bread program, service, and marketing research.

As we look ahead to fiscal 2012, we know that we must achieve better results. To that end, we will be sharply focused on four primary goals:

- Increasing our same-restaurant sales
- Lowering our costs
- Enhancing our margins
- Maximizing our strong free cash flow

## KEY BRAND IMPROVEMENTS DURING THE YEAR

We operate in a very competitive industry and realize that consumers have more dining options than ever before. We are and must always be focused on increasing our same-restaurant sales. Over the past five years, we have made significant brand improvements in food and service quality which we believe, and external research supports, has elevated and differentiated the Ruby Tuesday brand from our bar and grill competitors. During the year, we introduced our under 700 calorie Fit & Trim entrees, complimentary garlic cheese biscuits, and additional fresh grilled vegetable side items. We also made improvements to our Fresh Garden Bar, enhanced our Sunday Brunch offering, upgraded our bar program, and launched various limited-time offers. Our limited-time offers, including our Seafood Festival which launched in mid-fiscal 2011 and our Summer Mixed Grill Favorites which launched subsequent to our year end, have both driven incremental sales and traffic and improved the overall perception of the Ruby Tuesday brand. We believe new compelling offerings such as these, together with our continued focus on improving the overall guest experience from a service standpoint, will help us achieve our longer-term goal of providing a $25 high-quality casual dining experience for $15.


ULTIMATE
25 FOR 15
EXPERIENCE

## CONTINUED IMPROVEMENT IN RETENTION, BRAND TRACKER, AND GUEST SATISFACTION SCORES

Over the last two years, we have significantly improved the guest experience to become among the best in bar and grill; yet, we remain focused on operating at an even higher level. In fiscal 2012, we are focused on three key operations goals:

- Aggressively attract and hire the best talent in the hospitality industry
- Attract and retain the most sincere and sharpest-looking service staff in casual dining
- Serve the hottest, freshest food in casual dining

Everything starts with attracting, hiring, retaining, and promoting only the best. Over the last year, we significantly improved the talent and depth of our management and hourly teams. We achieved great retention rates for fiscal 2011 with a management turnover rate of approximately 22% and an hourly rate of under 100%, both very low levels for the industry. Over the past three years, we have made tremendous progress in improving the quality of our hourly teams by achieving consistently low turnover which has enabled us to deliver a better service experience.

We are pleased the improvements in our teams and service levels have translated into higher external brand tracker and internal guest satisfaction scores. From an external research standpoint, the improvement in our key brand tracker scores from 2009 to 2011 was tremendous:


+10
POINTS
AMBIANCE
+8
POINTS
TASTE & FLAVOR OF FOOD
+8
POINTS
VALUE FOR MONEY
+7
POINTS
LIKELY TO RECOMMEND

SCORE IMPROVEMENT FROM 2009 TO 2011

Our internal top two box scores for overall experience were 93%, with approximately 71% of our guests in fiscal 2011 rating their overall experience a 5 on a 1-5 scale, which is a record high level for us. These results reflect the dedication of our great teams at each restaurant who exemplify our high-quality standards each and every day.

## INVESTMENTS IN NEW PROGRAMS AND MARKETING ANALYTICS TO YIELD LONGER-TERM RETURNS

While we are pleased with the improvements in our food and service scores, we realize that we must consistently increase traffic and sales to create long-term value. Our goal during fiscal 2011 was to communicate our brand more efficiently and effectively on a market-by-market basis through the use of national magazine and digital advertising, limited-time offers, regional television, and local store marketing. Throughout the year, we continued to reach new users of Ruby Tuesday through our presence in select magazines which we believe will enable us to target and create trial for a newer demographic. We also launched our Seafood Festival limited-time offer and followed that up subsequent to our year end with the Summer Mixed Grill Favorites limited-time offer, both of which were designed to grow awareness and relevance among our consumers, while also enhancing Ruby Tuesday's brand perception in the marketplace.

We learned a tremendous amount from our external analytical partners during fiscal 2011 which will help refine our marketing strategies going forward and ensure that our marketing dollars are being directed to the programs with the highest potential impact on driving sales and traffic. As we enter fiscal 2012, our three key marketing goals are:

- Aggressively driving guest traffic and sales with an integrated marketing plan
- Leveraging consumer insights to develop differentiated, high-quality, affordable lunch and dinner items
- Changing the perceptions of lapsed and non-guests through efficient and effective communication

## CONTINUED STRONG FREE CASH FLOW LEVELS

A key strength of our business remains our strong level of free cash flow. In fiscal 2011, we generated solid free cash flow levels of $89.6 million, which trailed $122.6 million in fiscal 2010 primarily due to a $21.5 million tax refund and lower levels of capital expenditures during fiscal 2010. Since our annual maintenance capital expenditure needs are only in the $15-$20 million range, we are well positioned to generate attractive levels of free cash flow if we are able to realize positive same-restaurant sales going forward.

We expect our total capital expenditure needs over the next several years to remain manageable, even after accounting for our concept conversions and Lime Fresh Mexican Grill development. This should enable us to maintain our strong free cash flow levels and put us in a position to return excess cash to our shareholders through an opportunistic share repurchase program or to repay some of our higher-interest rate, third-party debt, depending on which option represents the best return for our shareholders.



2009
$85.4
2010
$122.6
2011
$89.6
FREE CASH FLOW
in millions


## FRANCHISE PARTNERSHIP ACQUISITIONS COMPLETED AND LARGELY INTEGRATED

During the year, we exited our franchise partnership program by acquiring the majority of our franchise partnership businesses. In total, we acquired 109 franchise restaurants, primarily by absorbing $147.0 million of debt. We incurred $6.7 million in one-time debt guarantees for the few franchises we did not acquire. These acquisitions were attractive to us for a number of reasons including:

- Opportunity to realize $20+ million of incremental

annual EBITDA once the restaurants are fully integrated

- Additional potential restaurants for our conversion strategy going forward
- Expansion of Company-owned restaurants, primarily in the Midwestern U.S.
- More simplified business model from an accounting and management standpoint
- Additional owned real estate represents a valuable asset going forward

The integration of these acquired restaurants to-date has gone well and we have already seen improved guest satisfaction scores at these restaurants. Our continued focus on consistent sales and execution should enable us to maximize the profitability of these restaurants going forward, which should be aided by fiscal 2012 remodels of a portion of the restaurants we acquired.

## WELL-CAPITALIZED BALANCE SHEET

Over the last three years we have focused on paying down debt in order to strengthen our balance sheet. By primarily utilizing our internally-generated cash flow and $73 million in net proceeds from our equity offering in fiscal 2010, we have been able to pay down approximately $408 million in debt over the last three years, excluding the debt absorbed from the franchise partnership acquisitions noted earlier.

Our balance sheet is in good shape as our debt to EBITDA ratio was 2.66 at the end of fiscal 2011, which represents a sizeable improvement from 4.05 at the end of fiscal 2008. Additionally, we have a significant amount of liquidity with our 5-year, $380 million unsecured revolving credit facility which provides us with good flexibility at attractive pricing.


$605.4
$493.4
$289.2
$344.3
2008
2009
2010
2011
TOTAL BOOK DEBT
in millions

## PROGRESS ON CONVERSION GROWTH STRATEGY

One of the key strategies we outlined last year as part of our three-year strategic plan was to get more out of our existing assets through converting certain low-volume Ruby Tuesday restaurants to other high-quality casual dining concepts which are best suited for the local market competitive landscape. Our targeted conversion strategy metrics include approximately $500,000 of capital to convert an underperforming Ruby Tuesday to another restaurant concept which can potentially drive incremental revenue of $1 million and incremental EBITDA of $350,000.

We currently have two converted restaurants open for our internally-developed seafood concept, Marlin & Ray's, and these restaurants in Maryville, TN and Manassas, VA have received positive guest response to-date both in sales volume and sentiment. We believe this brand has good growth potential as its positioning leverages our seafood experience given Ruby Tuesday's current high percentage mix of seafood, and the Marlin & Ray's brand offers a good mixture of high energy and high value. We are also testing two other conversion concepts, Truffles Grill (our higher-end licensed concept), and Wok Hay (our owned Asian Bistro concept). In fiscal 2012, we will continue testing and evaluating the Marlin & Ray's, Truffles Grill, and Wok Hay concepts in order to determine which concept (or concepts) provides the best conversion growth option to generate attractive returns for our shareholders.

## ATTRACTIVE GROWTH POTENTIAL IN FAST CASUAL SPACE

In addition to our conversion strategy, another component of our growth strategy includes investments in low-risk, low capital-intensive, smaller inline locations. Our primary focus is on leveraging our licensing agreement with Lime Fresh Mexican Grill which enables us to open up to 200 restaurants in the Eastern United States, excluding Florida. We are excited to enter the fast casual segment of our industry as it is proven, is growing, and is one where demand exceeds supply. The Lime brand offers the speed of fast casual and many service points of casual dining, with an emphasis on fresh, high-quality ingredients, resulting in great tasting food in a fun and energetic environment. These qualities align well with our Ruby Tuesday focus of uncompromising freshness and quality. Our targeted metrics for the Lime development model include inline, leased space with approximately 2,500 square feet which requires capital of approximately $900,000, targeted revenues of $1.8 million, and attractive EBITDA-level margins. This growth option represents attractive cash-on-cash return potential for our shareholders. Our first Lime restaurant is anticipated to open in the second quarter of fiscal 2012.

## KEY HIRES STRENGTHEN MANAGEMENT TEAM

During the year, we hired four seasoned executives who bring additional strengths to our team in the areas of marketing, development, international franchise, and finance.

Dan Dillon joined our company as the Senior Vice President Brand Development and oversees brand strategy, marketing, research, culinary, and purchasing. Dan has extensive experience in developing powerful brands, having most recently held the position of Chief Marketing Officer at OSI Restaurant Partners, in addition to previous


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brand roles with The Coca-Cola Company and ConAgra Foods.

We also welcomed Mike Beck as our Chief Development Officer. Mike is a seasoned real estate and development executive with more than 20 years experience in corporate real estate and construction and will be responsible for all of our development strategies, including our conversions and inline growth opportunities. Mike was instrumental in the growth of several key brands including Extended Stay America and Blockbuster Video.

John Brisco rejoined our company as President of International Development and will be responsible for all of the Ruby Tuesday international franchise development. John has over 30 years of experience in franchise development, including international franchise restaurant industry experience at both T.G.I. Friday, Inc. and Sbarro, Inc.

Lastly, Greg Ashley joined our team as Vice President Finance with responsibilities including investor relations, banking, financial planning and analysis, and franchise finance. Greg, whose background includes consulting experience with one of the big four accounting firms, most recently worked in corporate finance with Gaylord Entertainment as the Vice President Finance and Operations Analysis.

In closing, I would like to thank our many shareholders for their continued support and investment in our Company. We have made great progress over the last year in terms of food quality and dining experience enhancements, two key components of building longer-term loyalty among our guests. We have a strong balance sheet, solid levels of free cash flow, and are sharply focused on the four goals we mentioned earlier: increasing our same-restaurant sales, lowering our costs, enhancing our margins, and maximizing our strong free cash flow. While we anticipate fiscal 2012 will be characterized by a continued slow economic recovery, we feel good about our business strategies and believe that we have the appropriate short-term and long-term plans in place to create value for our shareholders in the future.

Sincerely,

Sandy

Sandy Beall
Founder, Chairman, and CEO
Ruby Tuesday, Inc.


Francis Ford Coppola

# RubyTuesday


goinggreen

Our annual report is printed on recycled paper, 10% post-consumer content. Please recycle.

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

---

# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: **May 31, 2011**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

**Commission file number 1-12454**

## RUBY TUESDAY, INC.

**(Exact name of registrant as specified in charter)**

| **GEORGIA** | **63-0475239** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**150 West Church Avenue, Maryville, Tennessee 37801**
(Address of principal executive offices and zip code)
**(865) 379-5700**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, par value $0.01 per share | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act:
Title of class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock (which consists solely of shares of common stock) held by non-affiliates of the registrant as of the last day of the second fiscal quarter ended November 30, 2010 was $830,759,511 based on the closing stock price of $12.79 on November 30, 2010.

The number of shares of common stock outstanding as of July 25, 2011, was 65,097,871.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Registrant's definitive Proxy Statement for the Registrant's 2011 Annual Meeting of Shareholders, to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, are incorporated by reference into Part III hereof.

# RubyTuesday

## Index

**PART I**



**PART II**



**PART III**



**PART IV**

**Special Note Regarding Forward-Looking Information**

This Annual Report on Form 10-K contains various forward-looking statements, which represent our expectations or beliefs concerning future events, including one or more of the following: future financial performance and restaurant growth (both Company-owned and franchised), future capital expenditures, future borrowings and repayments of debt, availability of financing on terms attractive to the Company, payment of dividends, stock repurchases, restaurant acquisitions, and conversions of Company-owned restaurants to other dining concepts. We caution the reader that a number of important factors and uncertainties could, individually or in the aggregate, cause our actual results to differ materially from those included in the forward-looking statements (such statements include, but are not limited to, statements relating to cost savings that we estimate may result from any programs we implement, our estimates of future capital spending and free cash flow, and our targets for annual growth in same-restaurant sales and average annual sales per restaurant), including, without limitation, the following:

- general economic conditions;
- changes in promotional, couponing and advertising strategies;
- changes in our guests' disposable income;
- consumer spending trends and habits;
- increased competition in the restaurant market;
- laws and regulations affecting labor and employee benefit costs, including further potential increases in state and federally mandated minimum wages, and healthcare reform;
- guests' acceptance of changes in menu items;
- guests' acceptance of our development prototypes, remodeled restaurants, and conversion strategy;
- mall-traffic trends;
- changes in the availability and cost of capital;
- weather conditions in the regions in which Company-owned and franchised restaurants are operated;
- costs and availability of food and beverage inventory;
- our ability to attract and retain qualified managers, franchisees and team members;
- impact of adoption of new accounting standards;
- impact of food-borne illnesses resulting from an outbreak at either Ruby Tuesday or other restaurant concepts;
- effects of actual or threatened future terrorist attacks in the United States; and
- significant fluctuations in energy prices.

# PART I
# Item 1. Business

**Background**
The first Ruby Tuesday® restaurant was opened in 1972 in Knoxville, Tennessee near the campus of the University of Tennessee. The Ruby Tuesday concept, which at the time consisted of 16 restaurants, was acquired by Morrison Restaurants Inc. ("Morrison") in 1982. During the following years, Morrison grew the concept to over 300 restaurants with concentrations in the Northeast, Southeast, Mid-Atlantic and Midwest regions of the United States. In a spin-off transaction that occurred on March 9, 1996, shareholders of Morrison approved the distribution of two separate businesses of Morrison to its shareholders, Morrison Fresh Cooking, Inc. ("MFC") and Morrison Health Care, Inc. ("MHC"). In conjunction with the spin-off, Morrison was reincorporated in the State of Georgia and changed its name to Ruby Tuesday, Inc. Ruby Tuesday, Inc. and its wholly-owned subsidiaries are sometimes referred to herein as "RTI," the "Company," "we" and/or "our."

We began our traditional franchise program in 1997 with the opening of one domestically and two internationally franchised Ruby Tuesday restaurants. The following year, we introduced a program we called our "franchise partnership program," under which we owned 1% or 50% of the equity of each of the entities that owned and operated Ruby Tuesday franchised restaurants. During fiscal 2011, we acquired 11 of our 13 franchise partnerships, representing 106 restaurants. The remaining two franchise partnerships closed or sold their restaurants.

We do not own any of the equity of entities that hold franchises under our traditional franchise programs. As of May 31, 2011, we had 30 franchisees, comprised of 11 traditional domestic and 19 traditional international franchisees. Of these franchisees, we have signed agreements for the development of new franchised Ruby Tuesday restaurants with seven traditional domestic and 10 traditional international franchisees. The 10 international franchisees hold rights as of May 31, 2011 to develop Ruby Tuesday restaurants in 25 countries.

In fiscal 2008, we acquired certain assets of Wok Hay, LLC. Wok Hay, LLC operated a fast casual Asian restaurant in Knoxville, Tennessee. Subsequent to the acquisition we converted the Wok Hay brand from a fast casual to a full-service concept. As of May 31, 2011, we operated two, and an international franchisee operated one, Wok Hay restaurants.

During fiscal 2011, we began converting certain underperforming Ruby Tuesday restaurants to other concepts. To that end, we entered into a licensing agreement which allows us to operate multiple Truffles® restaurants, an upscale café concept offering a diverse menu. Another conversion concept available to us is Marlin & Ray's™, an internally-developed seafood concept. We converted one Ruby Tuesday concept restaurant to each of these concepts during fiscal 2011.

Also in fiscal 2011, we entered into a licensing agreement which allows us to operate multiple Lime Fresh Mexican Grill® ("Lime") restaurants, a fast casual Mexican concept. Our first Lime restaurant is expected to open in fiscal 2012.

**Operations**
*Ruby Tuesday Concept*
We own and operate the Ruby Tuesday concept that offers food, quality, and service and is positioned in the higher end of the bar and grill segment of casual dining. We also offer franchises for the Ruby Tuesday concept in domestic and international markets. As of May 31, 2011, we owned and operated 750 casual dining restaurants, located in 39 states and the District of Columbia. Also, as of May 31, 2011, our traditional franchisees operated 43 domestic and 53 international restaurants. A listing of the states and countries in which our franchisees operate is set forth below in Item 2 entitled "Properties."

Ruby Tuesday restaurants serve simple, fresh, American food with a wide variety of appetizers, handcrafted burgers, a garden bar, which offers up to 38 items, steaks, fresh chicken, crab cakes, lobster, salmon, tilapia, fork-tender ribs, and more. Burger choices include such items as beef, turkey, and chicken. Entree selections typically range in price from $6.99 to $25.99. Where appropriate, we also offer our RubyTueGo® curbside service and a delivered-meals catering program for businesses, organizations, and group events at both Company-owned and franchised restaurants.

Casual dining is intensely competitive with respect to prices, services, convenience, locations, and the types and quality of food. We compete with other food service operations, including locally-owned restaurants, and other national and regional restaurant chains that offer similar types of services and products as we do. We created the brand initiatives discussed below to implement our strategy of clearly differentiating Ruby Tuesday from our competitors. We believe that Ruby Tuesday, as a result of these initiatives, is well positioned for the future.

Our goal is to be the best in the bar and grill segment within casual dining by delivering the ultimate $25 dining experience for $15. In order to achieve this goal, our operating strategies focus on the following initiatives:

**Uncompromising Freshness and Quality.** Our first initiative focuses on our food, with an overall emphasis on freshness. Virtually every item on our menu is made with the freshest of ingredients, in line with our high quality casual dining positioning. In the first quarter of fiscal 2011, we rolled out a new menu, began offering a complimentary bread program, and enhanced our fresh garden bar and Sunday brunch. Our new menu items include 10 entrees; Fit & Trim offerings, which include 12 menu items that are 700 calories or less; and side offerings which now include fresh grilled green beans, fresh grilled zucchini, baked mac 'n cheese, and blue cheese coleslaw. Our differentiated high-quality seafood menu items include lobster and crab cakes made from jumbo lump crab meat. Our chicken breasts are fresh, not frozen, all natural, and contain no growth hormones. Our burgers are made from 100% choice, fresh, never frozen beef and served with crisp leaf lettuce, and fresh, cold-pack pickles on an artisan bun. Our freshness also applies to our appetizers which include fresh, made-to-order guacamole. We also upgraded our beverage offerings including non-alcoholic drinks made to order from fresh berries and fresh lemon, mango, and pomegranate juices. Our cocktails are made with premium call-brand spirits and we also offer an extensive handcrafted beer and wine selection.

**Gracious Hospitality.** Our second initiative focuses on our restaurant-level team though implementation of high performance standards, advanced training, and a more rigorous selection process. We changed our restaurant management structure so assistant managers are now designated as either a guest service specialist or a culinary specialist depending upon their individual passions and skill sets, instead of functioning as generalists in our previous management structure. This program enables us to more consistently execute at high quality, casual dining levels in both food and service quality. We have also implemented smaller station sizes, increased bartender staffing levels, and added food runners to improve the dining experience. We also implemented a new service system to enable our servers to focus more attention on the guest. Servers are now assisted by service support staff ("Quality Service Specialists"), similar to those found in higher-end restaurants.

**Compelling Value.** We believe our guests perceive "value" as a combination of food quality, service, restaurant atmosphere, menu variety, and price. However, as the economy continues to experience volatility, we believe that price has remained important to our guests. With an average net check of approximately $12.00 to $12.50 for fiscal 2011, we believe our menu pricing provides a compelling value proposition. In addition, the rollout of our complimentary fresh baked garlic cheese biscuits should further increase the overall value perception of our brand, in line with other high-quality casual dining restaurants. Also, we will continue to launch limited time offers which further support our compelling value position.

At May 31, 2011, we owned and operated restaurants concentrated primarily in the Southeast, Northeast, Mid-Atlantic and Midwest of the United States. We consider these regions to be our core markets. We believe our business sector is overbuilt and demand has declined. In part because of this, we have suspended our new restaurant openings such that there were no openings of Company-owned Ruby Tuesday concept restaurants during fiscal 2011 or 2010 and no projected openings of Ruby Tuesday concept restaurants planned for fiscal 2012.

*Other Concepts*

We have a goal of getting more out of existing restaurants by generating higher revenues and thus more profit and cash flow with minimal capital investment. To that end, on July 22, 2010, we entered into a licensing agreement with Gourmet Market, Inc. which allows us to operate multiple restaurants under the Truffles® name. Truffles is an upscale café concept that currently operates three restaurants in the vicinity of Hilton Head Island, South Carolina. The Truffles concept offers a diverse menu featuring soups, salads, and sandwiches, a signature chicken pot pie, house-breaded fried shrimp, pasta, ribs, steaks, and a variety of desserts. Under the terms of the agreement, we will pay a licensing fee to Gourmet Market, Inc. of 2.0% of gross sales of any Truffles we open. Gourmet Market, Inc. has the option to terminate future development rights if we do not operate 18 or more Truffles restaurants within five years or 40 or more Truffles within 10 years of the effective date of the agreement. Management has yet to determine if it will open 18 or more Truffles restaurants within five years or 40 or more Truffles within 10 years.

In addition, on September 13, 2010, we entered into a licensing agreement with LFMG International, LLC which allows us to operate multiple restaurants under the Lime Fresh Mexican Grill® name. Lime is a fast-casual fresh Mexican concept that currently operates several restaurants primarily in the vicinity of Miami, Florida. The Lime concept menu features items such as homemade tortilla chips, customizable nachos, flautas, salads, soups, fajitas, quesadillas, tacos, burritos, and salsa and guacamole. Under the terms of the agreement, we paid an initial development fee of $1.0 million and will pay a license agreement fee of $5,000 per each Lime Fresh Mexican Grill restaurant we open up to a maximum of 200 restaurants. In addition, we will pay a royalty fee of 2.0%, and an advertising fee of 1.0%, of gross sales of any Lime Fresh Mexican Grill restaurant that we open. Lime has the option to terminate future development rights if we do not operate at least 12 Lime Fresh Mexican Grill restaurants within the first two years of the effective date of the licensing agreement or open at least six restaurants per year for the remainder of the 20-year agreement. Management has yet to determine how many Lime Fresh Mexican Grill restaurants will be opened.

Also in fiscal 2011, we developed our internal Marlin & Ray's seafood concept. The Marlin & Ray's concept offers a diverse seafood menu featuring lobster, crab, tilapia, salmon, mahi-mahi, shrimp, scallops, trout, sea bass, and more. The concept leverages the knowledge of seafood that Ruby Tuesday has, given our guests' preference for seafood that the Ruby Tuesday concept currently serves.

As of May 31, 2011, we owned and operated one Marlin & Ray's, one Truffles, and two Wok Hay restaurants. We are currently evaluating the conversion of certain lower performing Ruby Tuesday concept restaurants to these concepts. We currently anticipate converting approximately six to eight company-owned Ruby Tuesday concept restaurants to the Marlin & Ray's, Truffles, or Wok Hay concepts in fiscal 2012. Additionally, we anticipate opening one to two new restaurants and approximately seven to nine smaller, inline Lime restaurants in fiscal 2012.

**Franchising**

As previously noted, as of May 31, 2011, we had franchise arrangements with 30 franchise groups which operate Ruby Tuesday restaurants in 14 states, Guam, and in 14 foreign countries.

As of May 31, 2011, there were 96 franchise restaurants which were all operated by our traditional and international franchisees. As further discussed in Note 3 to the Consolidated Financial Statements, we acquired 106 restaurants from franchise partnerships during fiscal 2011 and three restaurants from a traditional domestic franchisee. We acquired no restaurants from franchise partnerships or traditional franchisees during fiscal 2010. As of May 31, 2011, all of our franchise partnerships had been acquired by the Company or had ceased operations. Franchisees opened seven Ruby Tuesday restaurants in fiscal 2011, six Ruby Tuesday restaurants in fiscal 2010, and 19 Ruby Tuesday restaurants in fiscal 2009. In addition, one of our international franchisees opened a Wok Hay restaurant in fiscal 2011. We anticipate that our remaining franchisees will open approximately six to eight Ruby Tuesday restaurants in fiscal 2012.

Generally, franchise arrangements consist of a development agreement and a separate franchise agreement for each restaurant. Under a development agreement, a franchisee is granted the exclusive right, and undertakes the obligation, to develop multiple restaurants within a specifically-described geographic territory. The term of a domestic franchise agreement is generally 15 years, with two five-year renewal options.

For each restaurant developed under a domestic development agreement, a franchisee is currently obligated to pay a development fee of $10,000 per restaurant (at the time of signing a development agreement), an initial franchise fee (which typically is $35,000 for domestic franchisees), and a royalty fee equal to 4.0% of the restaurant's monthly gross sales, as defined in the franchise agreement. Development and operating fees for international franchise restaurants vary.

Additionally, we offer support service agreements for domestic franchisees. Under the support services agreements, we have one level of support in which we provide specified services to assist the franchisees with various aspects of the business including, but not limited to, processing of payroll, basic bookkeeping and cash management. Fees for these services are typically contracted to be about 1.5% of revenues, as defined in the franchise agreement. There is also a required level of support services in which we charge a fee to cover certain information technology related support that we provide. All domestic franchisees also are required to pay a marketing and purchasing fee of 1.5% of monthly gross sales. At times of economic downturn, we have occasionally chosen to temporarily lower these fees. Under the terms of the franchise agreements, we also require all domestic franchisees to contribute a percentage of monthly gross sales, currently 0.5%, to a national advertising fund formed to cover their pro rata portion of the costs associated with our national advertising campaign. Under these terms, we can charge up to 3.0% of monthly gross sales for this national advertising fund.

We provide ongoing training and assistance to our franchisees in connection with the operation and management of each restaurant through our training facility, meetings, on-premises visits, computer-based training ("CBT"), and by written or other material.

**Training**

The Ruby Tuesday Center for Leadership Excellence, located in our Maryville, Tennessee Restaurant Support Services Center, serves as the centralized training center for all of our managers, multi-restaurant operators and other team members. Facilities include classrooms, a test kitchen, and the Ruby Tuesday Culinary Arts Center. The Ruby Tuesday Center for Leadership Excellence provides managers with the opportunity to assemble for intensive, ongoing instruction and hands-on interaction through our WOW-U training sessions. Programs include classroom instruction and various team building activities and competitions, which are designed to contribute to the skill and enhance the dedication of the Company and franchise teams in addition to strengthening our corporate culture. In addition to the centralized training at the Ruby Tuesday Center for Leadership Excellence, we periodically conduct field training classes. These field training classes have been held for bartenders, managers, and general managers. The field classes partnered the training team along with operational leadership to provide direct training and development in order to reach a large audience faster, and make an immediate impact on our team.

We also offer all team member training materials in a CBT format. CBT enables us to leverage technology to provide an even higher quality interactive training experience and allows for testing at every level to calibrate our team members' skill levels and promotes self-paced, ongoing development.

Further contributing to the training experience is the Ruby Tuesday Lodge[SM], which is located on a wooded campus just minutes from the Restaurant Support Services Center. Ruby Tuesday Lodge serves as the lodging quarters and dining facility for those attending the Ruby Tuesday Center for Leadership Excellence. After a day of instruction, trainees have the opportunity to dine and socialize with fellow team members in a relaxed and tranquil atmosphere where they are fully immersed in our culture. The Ruby Tuesday Lodge serves as a model of Uncompromising Freshness and Quality and Gracious Hospitality for our guests so that they can take that same standard back to their restaurants. We believe our emphasis on training and retaining high quality restaurant managers is critical to our long-term success and we are committed to the ongoing development of our team members.

**Research and Development**

We do not engage in any material research and development activities. However, we do engage in ongoing studies to assist with food and menu development. Additionally, we conduct extensive consumer research to determine our guests' preferences, trends, and opinions, as well as to better understand other competitive brands.

**Raw Materials**

We negotiate directly with our suppliers for the purchase of raw and processed materials and maintain contracts with select suppliers for both our Company-owned and franchised restaurants. These contracts may include negotiations for distribution of raw materials under a cost plus delivery fee basis and/or specifications that maintain a term-based contract with a renewal option. If any major supplier or distributor is unable to meet our supply needs, we would negotiate and enter into agreements with alternative providers to supply or distribute products to our restaurants.

We use purchase commitment contracts to stabilize the potentially volatile prices of certain commodities. Because of the relatively short storage life of inventories, limited storage facilities at the restaurants, our requirement for fresh products and the numerous sources of goods, a minimum amount of inventory is maintained at our restaurants. In the event of a disruption of supply, all essential food, beverage and operational products can be obtained from secondary vendors and alternative suppliers. We believe these alternative suppliers can provide, upon short notice, items of comparable quality.

Beginning in fiscal 2010, we have purchased lobster in advance of our needs and stored it in third-party facilities prior to our distributor taking possession of the inventory. Once the lobster is moved to our distributor's facilities, we transfer ownership to the distributor. We later reacquire the inventory from our distributor upon its subsequent delivery to our restaurants.

**Trade and Service Marks of the Company**

We and our affiliates have registered certain trade and service marks with the United States Patent and Trademark Office, including the name "Ruby Tuesday." RTI holds a license to use all such trade and service marks from our affiliates, including the right to sub-license the related trade and service marks. We believe that these and other related marks are of material importance to our business. Registration of the Ruby Tuesday trademark expires in our 2015 fiscal year, unless renewed. We expect to renew this registration at the appropriate time.

**Seasonality**

Our business is moderately seasonal. Average restaurant sales of our mall-based restaurants, which represent approximately 18% of our total restaurants, are slightly higher during the winter holiday season. Freestanding restaurant sales are generally higher in the spring and summer months.

**Competition**

Our business is subject to intense competition with respect to prices, services, locations, and the types and quality of food. We are in competition with other food service operations, with locally-owned restaurants, and other national and regional restaurant chains that offer the same or similar types of services and products as we do. In times of economic uncertainty, restaurants also compete with supermarkets as guests may choose to limit spending and eat at home. Some of our competitors may be more established in the markets where our restaurants are or may be located. Changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns, and the types, numbers and locations of competing restaurants often affect the restaurant business. There is active competition for management personnel and for attractive commercial real estate sites suitable for restaurants.

**Government Regulation**

We and our franchisees are subject to various licensing requirements and regulations at both the state and local levels, related to zoning, land use, sanitation, alcoholic beverage control, and health and fire safety. We have not encountered significant difficulties or failures in obtaining the required licenses or approvals that could delay the opening of a new restaurant or the operation of an existing restaurant nor do we presently anticipate the occurrence of any such difficulties in the future. Our business is subject to various other regulations by federal, state and local governments, such as compliance with various health care, minimum wage, immigration, and fair labor standards. Compliance with these regulations has not had, and is not expected to have, a material adverse effect on our operations.

We are subject to a variety of federal, state, and international laws governing franchise sales and the franchise relationship. In general, these laws and regulations impose certain disclosure and registration requirements prior to the offer and sale of franchises. Rulings of several state and federal courts and existing or proposed federal and state laws demonstrate a trend toward increased protection of the rights and interests of franchisees against franchisors. Such decisions and laws may limit the ability of franchisors to enforce certain provisions of franchise agreements or to alter or terminate franchise agreements. Due to the scope of our business and the complexity of franchise regulations, we may encounter minor compliance issues from time to time. We do not believe, however, that any of these issues will have a material adverse effect on our business.

**Environmental Compliance**

Compliance with federal, state and local laws and regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had, and is not expected to have a material effect on our capital expenditures, earnings or competitive position.

**Personnel**

As of May 31, 2011, we employed approximately 24,100 full-time and 16,400 part-time employees, including approximately 405 support center management and staff personnel. We believe that our employee relations are good and that working conditions and employee compensation are comparable with our major competitors. Our employees are not covered by a collective bargaining agreement.

**Available Information**
We maintain a web site at www.rubytuesday.com. Through the "Investors" section of our web site, we make available free of charge, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as it is reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We are not including the information contained on or available through our web site as a part of, or incorporating such information into, this Annual Report on Form 10-K. In addition, copies of our corporate governance materials, including, Corporate Governance Guidelines, Nominating and Governance Committee Charter, Audit Committee Charter, Executive Compensation and Human Resources Committee Charter, Code of Business Conduct and Ethics, Code of Ethical Conduct for Financial Professionals, Categorical Standards for Director Independence, and Whistleblower Policy, are available at the web site, free of charge. We will make available on our web site any waiver of or substantive amendment to our Code of Business Conduct and Ethics or our Code of Ethical Conduct for Financial Professionals within four business days following the date of such waiver or amendment.

A copy of the aforementioned documents will be made available without charge to all shareholders upon written request to the Company. Shareholders are encouraged to direct such requests to our Investor Relations department at the Restaurant Support Services Center, 150 West Church Avenue, Maryville, Tennessee 37801. As an alternative, our Form 10-K can also be printed from the "Investors" section of our web site at www.rubytuesday.com.

**Executive Officers**
Our executive officers are appointed by and serve at the discretion of our Board of Directors. Information regarding our executive officers as of August 1, 2011, is provided below.

| Name | Age | Position |
|---|---|---|
| Samuel E. Beall, III | 61 | Chairman of the Board, Chief Executive Officer and President |
| Kimberly M. Grant | 40 | Executive Vice President |
| Marguerite N. Duffy | 50 | Senior Vice President, Chief Financial Officer |
| Michael R. Beck | 49 | Senior Vice President, Chief Development Officer |
| John Brisco | 68 | President – International Development |
| Daniel P. Dillon, Jr. | 46 | Senior Vice President, Brand Development |
| Nicolas N. Ibrahim | 50 | Senior Vice President, Chief Technology Officer |
| Robert F. LeBoeuf | 49 | Senior Vice President, Chief People Officer |
| Mark D. Young | 44 | Senior Vice President, Chief Marketing Officer |

Mr. Beall has served as Chairman of the Board and Chief Executive Officer of the Company since May 1995 and also as President of the Company since July 2004. Mr. Beall served as President and Chief Executive Officer of the Company from June 1992 to May 1995 and President and Chief Operating Officer of the Company from September 1986 to June 1992. Mr. Beall founded Ruby Tuesday in 1972.

Ms. Grant joined the Company in June 1992 and was named Executive Vice President in April 2007. From January 2005 to April 2007, Ms. Grant served as Senior Vice President, Operations, from September 2003 to January 2005, as Vice President, Operations, from June 2002 to September 2003, as Regional Partner, Operations, and served in various other positions from June 1992 until June 2002. Ms. Grant holds a Master of Science in Banking and Financial Services Management from Boston University.

Ms. Duffy joined the Company in August 1990 and was named Senior Vice President – Chief Financial Officer in June 2001. Ms. Duffy served as Vice President, Operations Controller of the Company from October 1999 to May 2001 and served in various other accounting and finance positions from August 1990 until October 1999.

Mr. Beck joined the Company in March 2011 as Senior Vice President, Chief Development Officer. Prior to joining the Company, Mr. Beck was Vice President, Store Development for Pinkberry Frozen Yogurt from October 2008 to March 2011 and Vice President of Real Estate and Construction at Coffee Bean and Tea Leaf from July 2007 to October 2008. From June 2005 to July 2007, Mr. Beck was National Director of new store development and design for Helio, LLC.

Mr. Brisco was rehired by the Company in August 2010 as President – International Development, a position he had previously held with the Company from May 1997 to May 2004. From May 2004 to August 2010, he was President of International Franchise Development at Sbarro, Inc.

Mr. Dillon joined the Company in July 2010 as Senior Vice President, Brand Development. Prior to joining the Company, Mr. Dillon was Chief Marketing Officer of the Outback Steakhouse chain of restaurants at OSI Restaurant Partners from January 2008 to July 2010 and Senior Vice President of Portfolio Strategy for the Coca-Cola Company from February 2004 to December 2007.

Mr. Ibrahim joined the Company in July 2001 and was named Senior Vice President, Chief Technology Officer in April 2003. He served as Vice President, Chief Technology Officer from July 2001 to April 2003. Prior to joining the company, Mr. Ibrahim served as a consultant to the Company's Information Technology department from June 1997 to July 2001.

Mr. LeBoeuf joined the Company in July 1986 and was named Senior Vice President, Chief People Officer in June 2003. From August 2001 to June 2003, Mr. LeBoeuf served as Vice President, Human Resources and from July 1986 until August 2001, he held various other positions within the Company.

Mr. Young joined the Company in January 1995 and was named Senior Vice President, Chief Marketing Officer in June 2007. From October 2003 to June 2007, Mr. Young served as Vice President, Advertising, from August 1998 to September 2003 as Vice President, Marketing and Culinary, and from January 1995 to August 1998, in various other positions within the Company.

## Item 1A. Risk Factors

Our business and operations are subject to a number of risks and uncertainties. The risk factors discussed below may cause actual results to differ materially from those expressed in any forward-looking statement.

***We may fail to reach our growth goals, including sales, which may negatively impact our continued financial and operational success.***

We establish sales goals each fiscal year based on a strategy of maintaining and growing same-restaurant sales and, where practical, new market development and further penetration of existing markets. We believe the biggest risk to attaining our growth goals is our ability to maintain or increase restaurant sales in existing markets, which is dependent upon factors both within and outside our control. Among other factors, these desired increases are dependent upon consumer spending, the overall state of the economy, our quality of operations, and the effectiveness of our marketing.

To improve our sales, we must continue to provide high levels of quality in terms of both food and service and a strong perception of value to our guests. We must also develop a comprehensive marketing approach that overcomes our disadvantage of having a substantially lower advertising budget relative to some of our competitors. The risk of ineffective marketing decisions could negatively impact our overall sales strategy, and thus continued success.

As mentioned above, one factor integral to our success is our ability to persuade our customers of the compelling value in paying our prices for higher-quality food and guest experience. To deliver on our core brand promises we offer steaks, all fresh chicken, crab, lobster, burgers, an enhanced garden bar, and premium beverages. If we are not successful through our marketing strategies or operations at educating our customer about the value and quality of our products or our customers reject our pricing approach, then we may have to change our marketing or pricing strategies which could also negatively impact our growth goals.

Although a significant portion of our historical growth has been attributable to opening new restaurants, due to a perceived saturation of the market with casual dining restaurants, we have changed our strategy such that we did not open any Company-owned Ruby Tuesday concept restaurants in fiscal 2011 or 2010. As part of our strategy to find ways to get more sales and cash flows out of existing assets, and in part due to the placement of certain of our Ruby Tuesday concept restaurants in hypercompetitive markets, our plans for fiscal 2012 include continuing to test whether we can successfully grow sales and cash flows by converting certain existing Ruby Tuesday restaurants into other concepts. Three such choices currently available to us are Marlin & Ray's™, our new internally developed seafood concept; Truffles®, an upscale café offering a diverse menu; and Wok Hay®, a full service Asian restaurant.

Although we did not open any Company-owned Ruby Tuesday concept restaurants in fiscal 2011, as part of our strategy to reach our growth goals, we did acquire 109 restaurants, including 106 Ruby Tuesday restaurants purchased from certain of our franchise partnerships and three Ruby Tuesday restaurants purchased from a traditional domestic franchisee. While these acquired restaurants, without any changes, will be accretive to our revenues, our sales and profit growth goals may be adversely impacted if we fail to generate the incremental revenue and cash flow that we anticipated upon acquisition. Achieving those growth goals may require implementation of marketing strategies or operational efficiencies, and in certain circumstances, conversion to one of the other concepts previously mentioned.

Though believed to be a smaller risk than not achieving growth through increased same-restaurant sales, there are risks associated with restaurant openings and conversions, including, but not limited to, selection of sites that will support a profitable level of sales and generate returns on investment that exceed our cost of capital, the acceptance of our concepts in new markets, and the recruitment of qualified operating personnel. Once opened, we anticipate new restaurants will take four to six months to reach planned operational profitability due to the associated start-up costs.

***We may not be successful at operating profitable restaurants.***

The success of our brand is dependent upon operating profitable restaurants. The profitability of our restaurants is dependent on several factors, including the following:

- the ability to timely and effectively meet customer demands and maintain our strong customer base;
- the hiring, training, and retention of excellent restaurant managers and staff;
- the ability to manage costs and prudently allocate capital resources;
- the ability to create and implement an effective marketing/advertising strategy;
- the ability to leverage sales following the completion of our conversions; and
- the ability to provide menu items with strong customer preference at attractive prices.

As previously mentioned, during fiscal 2011, we acquired 109 restaurants from certain of our franchisees. Assumptions were made at the times of acquisition as to how we might best increase the revenues generated by these restaurants and, as a result of a realization of operational and financial synergies, our own cash flow.

Unfortunately, there can be no assurance that the franchise restaurant acquisitions will result in the realization of the full anticipated benefits. For example, we may experience increased competition that limits our ability to expand these businesses and may not be able to capitalize on expected business opportunities if general industry and business conditions deteriorate. We may further find it difficult to replace the acquired franchise debt with similar loans with more favorable terms. Achieving the anticipated benefits of the acquisitions is subject to a number of uncertainties and other factors. If these factors limit our ability to achieve the full anticipated benefits of the acquisitions, our expectations of future results of operations, including the synergies expected to result from the acquisitions, may not be met. If such difficulties are encountered or if such synergies, business opportunities and growth prospects are not realized, our business, financial condition and results of operations could be adversely affected.

The profitability of our restaurants also depends on our ability to adapt our brand in such a way that consumers see us as fresh and relevant. In addition, the current performance of our restaurants may not be indicative of their long-term performance, as factors affecting their success may change. We can provide no assurance that any restaurant we open will be profitable or obtain operating results similar to those of our existing restaurants nor can we provide assurance that our conversion efforts will produce incremental sales sufficient to offset the costs of the conversions.

***The current economic situation could adversely affect our business, results of operations, liquidity and capital resources.***

Our business is dependent to a significant extent on national, regional and local economic conditions, particularly those that affect our guests that frequently patronize our restaurants. In particular, where our customers' disposable income available for discretionary spending is reduced (such as by job losses, credit constraints and higher housing, taxes, energy, interest or other costs) or where the perceived wealth of customers has decreased (because of circumstances such as lower residential real estate values, increased foreclosure rates, increased tax rates or other economic disruptions), our business could experience lower sales and customer traffic as potential customers choose lower-cost alternatives or choose alternatives to dining out. Any resulting decreases in customer traffic or average value per transaction could negatively impact our financial performance, as reduced revenues may result in downward pressure on margins. These factors could reduce our Company-owned restaurants' gross sales and profitability. These factors could also reduce gross sales of franchised restaurants, resulting in lower royalty payments from franchisees, and reduce profitability of franchise restaurants, potentially impacting the ability of franchisees to make royalty payments as they become due. Reduction in cash flows from either Company-owned or franchised restaurants could have a material adverse effect on our liquidity and capital resources.

***The potential for increases in key food products, energy, and other costs may adversely affect our results of operations.***

We continually purchase food products such as beef, chicken, seafood, cheese and other items for use in many of the products we sell. Although we attempt to maintain control of food costs by engaging in volume commitments with third parties for many of our food-related supplies, we cannot assure that the costs of these products will not fluctuate, as we often have no control over such items. For example, the winter freeze in Mexico during fiscal 2011 adversely affected the price of several produce items we buy. In addition, we rely on third-party distribution companies to frequently deliver perishable food and supplies to our restaurants. We cannot make assurances regarding the continued supply of our inventory since we do not have control over the businesses of our suppliers. Should our inventories lack in supply, our business could suffer, as we may be unable to meet customer demands. These disruptions may also force us to purchase food supplies from suppliers at higher costs. The result of this is that our operating costs may increase without the desire and/or ability to pass the price increases to our customers.

We must purchase energy-related products such as electricity, oil and natural gas for use in each of our restaurants. Our suppliers must purchase gasoline in order to transport food and supplies to us. Our guests purchase energy to heat and cool their homes and fuel their automobiles. When energy prices, such as those for gasoline, heating and cooling increase, we incur greater costs to operate our restaurants. Likewise our guests have lower disposable income and thus may reduce the frequency in which they dine out and/or feel compelled to choose more inexpensive restaurants when eating outside the home.

The costs of these energy-related items will fluctuate due to factors that may not be predictable, such as the economy, current political/international relations and weather conditions. Because we cannot control these types of factors, there is a risk that prices of energy items will increase beyond our current projections and adversely affect our operations.

***We may be required to recognize additional impairment charges.***

We assess our goodwill, trademarks and other long-lived assets as and when required by generally accepted accounting principles in the United States to determine whether they are impaired. Certain of our long-lived assets, including amounts included within the Property and equipment, net, Goodwill, and Other assets captions of our Consolidated Balance Sheets, were recorded at estimated fair value on the dates of acquisition. Should future cash flows not support those estimated values, impairment charges will occur.

As discussed further in Note 8 to our Consolidated Financial Statements, given our lowered stock price, declines in same-restaurant sales, and the overall economic conditions and challenging environment for the restaurant industry, we concluded during the second quarter of fiscal 2009 that our goodwill was impaired and recorded a charge of $19.0 million ($14.0 million, net of tax), representing the full value of goodwill. Additionally, during the third quarter of fiscal 2009 we implemented a plan to close 43 restaurants and announced our intention to close an additional 30 restaurants over the next several years. Based upon our reviews in fiscal 2011, 2010, and 2009, we recorded impairments of $6.1 million, $3.2 million, and $41.1 million, respectively. Excluding that relating to goodwill, the majority of these charges was for restaurant impairments.

If market conditions deteriorate, or if operating results decline unexpectedly, we may be required to record impairment charges. Additional impairment charges would reduce our reported earnings for the periods in which they are recorded.

***Food safety and food-borne and pandemic illness concerns could adversely affect consumer confidence in our restaurants.***

We face food safety issues that are common to the food industry. We work to provide a clean, safe environment for both our guests and employees. Otherwise, we risk endangering the health and safety of our guests and employees or losing guests and/or employees due to unfavorable publicity and/or a lack of confidence in our ability to provide a safe dining and/or work experience.

Food-borne illnesses, such as E. coli, hepatitis A, trichinosis, or salmonella, are also a concern for our industry. We attempt to purchase food from reputable suppliers/distributors and have certain procedures in place to ensure safety and quality standards, but we can make no assurances regarding whether these supplies may contain contaminated goods.

In addition, we cannot ensure the continued health of each of our employees. We provide health-related training for each of our staff and strive to keep ill employees away from other employees, guests, and food items. However, we may not be able to detect when our employees are sick until the time that their symptoms occur, which may be too late if they have prepared/served food for our guests. The occurrence of an outbreak of a food-borne illness, whether at one of our restaurants or one of our competitors, could result in temporary store closings or other negative publicity that could adversely affect our sales and profitability.

***We may be unable to remain competitive because we are a leveraged company, and any potential inability to meet financial covenants associated with our indebtedness could adversely affect our liquidity, financial condition, or results of operations.***

The amount of debt we carry, while believed by us to be prudent based upon our financial strategy, is significant. At May 31, 2011, we owed $344.3 million in debt and capital lease obligations. Of this amount, $93.2 million are mortgage loan obligations we assumed in connection with franchise partnership acquisitions during fiscal 2011. The indebtedness requires us to dedicate a portion of our cash flows from operating activities to principal and interest payments, which could prevent or limit our ability to proceed with operational improvement initiatives.

The two most significant loans we have are our revolving credit facility ($177.0 million outstanding at May 31, 2011) (the "Credit Facility") and our Series B senior notes ($44.4 million outstanding at May 31, 2011) (the "Private Placement"). The Credit Facility and Series B senior notes mature in fiscal 2015 and 2013, respectively. We cannot give assurance that we will be able to repay or refinance the Credit Facility and/or Series B senior notes or our other borrowings when due on favorable terms or at all, which could have a material adverse effect on us.

Under the terms of the Credit Facility and the notes issued in the Private Placement, we are required to satisfy and maintain specific financial ratios and other financial condition tests and covenants. If we were to violate any of our financial or other covenants in the future and either agreements cannot be reached with our lenders or agreements are reached but we do not meet the revised covenants, our lenders could exercise their rights under the indebtedness, including requiring immediate repayment of all borrowings, which could have a material adverse effect on us. Moreover, if any agreements were reached with our lenders, they might require us to pay incremental fees and/or higher interest rates.

***We could be adversely impacted if our information technology and computer systems do not perform properly or if we fail to protect our customers' credit card information or our employees' personal data.***

We rely heavily on information technology to conduct our business, and any material failure, interruption of service, or compromised data security could adversely affect our operations. While we expend significant resources to ensure that our information technology operates securely and effectively, any security breaches could result in disruptions to operations or unauthorized disclosure of confidential information. Additionally, if our customers' credit card or other personal information or our employees' personal data are compromised our operations could be adversely affected, our reputation could be harmed, and we could be subjected to litigation or the imposition of penalties.

***The cost of compliance with various government regulations may negatively affect our business.***

We are subject to various forms of governmental regulations. We are required to follow various international, federal, state, and local laws common to the food industry, including regulations relating to food and workplace safety, sanitation, the sale of alcoholic beverages, environmental issues, minimum wage, overtime, health care, increasing complexity in immigration laws and regulations, and other labor issues. Further changes in these types of laws, including additional state or federal government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements, could harm our operating results. Also, failure to obtain or maintain the necessary licenses and permits needed to operate our restaurants could result in an inability to open new restaurants or force us to close existing restaurants.

The federal healthcare reform legislation that became law in March 2010 (known as the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010 ("PPACA")) mandates menu labeling of certain nutritional aspects of restaurant menu items such as caloric, sugar, sodium, and fat content. Altering our recipes in response to such legislation could increase our costs and/or change the flavor profile of our menu offerings which could have an adverse impact on our results of operations. Additionally, if our customers perceive our menu items to contain unhealthy caloric, sugar, sodium, or fat content, our results of operations could be further adversely affected.

Additionally, minimum employee health care coverage mandated by state or federal legislation, such as the PPACA, could significantly increase our employee health benefit costs or result in us altering the benefits we provide to our employees. While we are assessing the potential impact the PPACA will have on our business, certain of the mandates in the legislation are not yet effective. If our employee health benefit costs increase, we cannot provide assurance that we will be able to offset these costs through an increase in our menu prices, which could have an adverse effect on our results of operations and financial condition.

We are also subject to regulation by the Federal Trade Commission and to state and foreign laws that govern the offer, sale and termination of franchises and the refusal to renew franchises. The failure to comply with these regulations in any jurisdiction or to obtain required approvals could result in a ban or temporary suspension on future franchise sales or fines or require us to rescind offers to franchisees, any of which could adversely affect our business and operating costs. Further, any future legislation regulating franchise laws and relationships may negatively affect our operations.

Approximately 11% of our revenue is attributable to the sale of alcoholic beverages. We are required to comply with the alcohol-licensing requirements of the federal government, states and municipalities where our restaurants are located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the restaurants, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked and we may be forced to terminate the sale of alcoholic beverages at one or more of our restaurants.

As a publicly traded corporation, we are subject to various rules and regulations as mandated by the Securities and Exchange Commission and the New York Stock Exchange. Failure to timely comply with these guidelines could result in penalties and/or adverse reactions by our shareholders.

***Economic, demographic and other changes, seasonal fluctuations, natural disasters, and terrorism could adversely impact guest traffic and profitability in our restaurants.***

Our business can be negatively impacted by many factors, including those which affect the restaurant only at the local level as well as others which attract national or international attention. Risks that could cause us to suffer losses include, but are not necessarily limited to, the following:

- economic factors (including economic slowdowns or other inflation-related issues);
- demographic changes, particularly with regard to dining and discretionary spending habits, in the areas in which our restaurants are located;
- changes in consumer preferences;
- changes in federal or state income tax laws;
- seasonal fluctuations due to the days of the week on which holidays occur, which may impact spending patterns;
- natural disasters such as hurricanes, tornados, blizzards, floods, or other severe weather;
- effects of war or terrorist activities and any governmental responses thereto; and
- increased insurance and/or self-insurance costs.

Each of the above items could potentially negatively impact our guest traffic and/or our profitability.

***We face continually increasing competition in the restaurant industry for guests, staff, locations, supplies, and new products.***

Our business is subject to intense competition with respect to prices, services, locations, qualified management personnel and quality of food. We compete with other food service operations, with locally-owned restaurants, and with other national and regional restaurant chains that offer the same or similar types of services and products. Some of our competitors may be better established in the markets where our restaurants are or may be located. Changes in consumer tastes; national, regional, or local economic conditions; demographic trends; traffic patterns and the types, numbers and locations of competing restaurants often affect the restaurant business. There is active competition for management personnel and for attractive commercial real estate sites suitable for restaurants. In addition, factors such as inflation, increased food, labor, equipment, fixture and benefit costs, and difficulty in attracting qualified management and hourly employees may adversely affect the restaurant industry in general and our restaurants in particular.

***Litigation could negatively impact our results of operations as well as our future business.***

We are subject to litigation and other customer complaints concerning our food safety, service, and/or other operational factors. Guests may file formal litigation complaints that we are required to defend, whether or not we believe them to be true. Substantial, complex or extended litigation could have an adverse effect on our results of operations if it develops into a costly situation and distracts our management. Employees may also, from time to time, subject us to litigation regarding injury, discrimination, wage and hour, and other employment issues. Suppliers, landlords and distributors, particularly those with which we currently maintain purchase commitments/contracts, could also potentially allege non-compliance with their contracts should they consider our actions to be contrary to our commitments. Additionally, we are subject to the risk of litigation by our shareholders as a result of factors including, but not limited to, matters of executive compensation or performance of our stock price.

In certain states we are subject to "dram shop" statutes, which generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, but we cannot guarantee that this insurance will be adequate in the event we are found liable in a dram shop case.

***We are dependent on key personnel.***

Our future success is highly dependent upon our ability to attract and retain certain key executive and other employees. These personnel serve to maintain a corporate vision for our Company, execute our business strategy, and maintain consistency in the operating standards of our restaurants. The loss of our key personnel or a significant shortage of high quality restaurant team members could potentially impact our future growth decisions and our future profitability.

Samuel E. Beall, III, our chief executive officer and founder, is currently retirement-eligible. While we are constantly focused on succession plans at all levels, in the event his employment terminates or he becomes incapacitated, we can make no assurance regarding the impact his loss could have on our business and financial results.

***Changes in financial accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.***

Changes in financial accounting standards can have a significant effect on our reported results and may affect our reporting of transactions completed before the new rules are required to be implemented. Many existing accounting standards require management to make subjective assumptions, such as those required for stock compensation, tax matters, franchise acquisitions, litigation, and asset impairment calculations. Changes in accounting standards or changes in underlying assumptions, estimates and judgments by our management could significantly change our reported or expected financial performance.

***Identification of a material weakness in our internal controls over financial reporting could significantly affect our financial results.***

We are subject to the internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002. These provisions provide for the identification of material weaknesses in internal control over financial reporting. While we routinely assess and test our internal controls over financial reporting, we cannot provide assurance that our internal controls will prevent or detect instances of financial misstatement or fraud, or that we will be able to timely remediate any material weaknesses that may be identified in future periods. Any failure to maintain an effective system of internal control over financial reporting could impact our ability to report accurate and timely financial results which could adversely affect our financial results.

## Item 1B. Unresolved Staff Comments

None.

## Item 2. Properties

Information regarding the locations of our Ruby Tuesday restaurants is shown in the list below. Of the 750 Company-owned and operated Ruby Tuesday restaurants as of May 31, 2011, we owned the land and buildings for 368 restaurants, owned the buildings and held non-cancelable long-term land leases for 250 restaurants, and held non-cancelable leases covering land and buildings for 132 restaurants. Our Restaurant Support Services Center in Maryville, Tennessee, which was opened in fiscal 1998, is owned by the Company. Our executives and certain other administrative personnel are located in the Restaurant Support Services Center. Since fiscal 2001, we have expanded the Restaurant Support Services Center by opening second and third locations also in Maryville.

Additional information concerning our properties and leasing arrangements is included in Note 6 to the Consolidated Financial Statements appearing in Part II, Item 8 of this Form 10-K.

Under our franchise agreements, we have certain rights to gain control of a restaurant site in the event of default under the franchise agreements.

*Ruby Tuesday Concept*
The following table lists the locations of the Company-owned and franchised Ruby Tuesday restaurants as of May 31, 2011.

| State | Number of Ruby Tuesday Restaurants | | |
|---|---|---|---|
| | Company | Franchise | Total System |
| Domestic: | | | |
| Alabama | 44 | – | 44 |
| Arizona | 6 | – | 6 |
| Arkansas | 7 | – | 7 |
| California | – | 1 | 1 |
| Colorado | 12 | – | 12 |
| Connecticut | 17 | – | 17 |
| Delaware | 7 | – | 7 |
| Florida | 79 | 1 | 80 |
| Georgia | 55 | – | 55 |
| Idaho | – | 1 | 1 |
| Illinois | 3 | 19 | 22 |
| Indiana | 13 | – | 13 |
| Iowa | 1 | 5 | 6 |
| Kansas | 2 | – | 2 |
| Kentucky | 8 | – | 8 |
| Louisiana | 5 | – | 5 |
| Maine | 10 | – | 10 |
| Maryland | 32 | – | 32 |
| Massachusetts | 10 | – | 10 |
| Michigan | 24 | 1 | 25 |
| Minnesota | 12 | – | 12 |
| Mississippi | 8 | – | 8 |
| Missouri | 26 | – | 26 |
| Nebraska | 8 | – | 8 |
| Nevada | 1 | – | 1 |
| New Hampshire | 5 | – | 5 |
| New Jersey | 26 | 1 | 27 |
| New Mexico | – | 1 | 1 |
| New York | 34 | – | 34 |
| North Carolina | 56 | – | 56 |
| North Dakota | – | 4 | 4 |
| Ohio | 36 | – | 36 |
| Oklahoma | – | 2 | 2 |
| Oregon | 3 | – | 3 |
| Pennsylvania | 44 | – | 44 |
| Rhode Island | 3 | – | 3 |
| South Carolina | 33 | – | 33 |
| South Dakota | – | 3 | 3 |
| Tennessee | 38 | – | 38 |
| Texas | 2 | 3 | 5 |
| Utah | 1 | – | 1 |
| Virginia | 66 | – | 66 |
| Washington | 1 | – | 1 |
| Washington, DC | 3 | – | 3 |
| West Virginia | 8 | – | 8 |
| Wisconsin | 1 | 1 | 2 |
| Total Domestic | 750 | 43 | 793 |

| Country | Number of Ruby Tuesday Restaurants | | |
|---|---|---|---|
| | Company | Franchise | Total System |
| International: | | | |
| Canada | – | 1 | 1 |
| Chile | – | 9 | 9 |
| Egypt | – | 2 | 2 |
| Greece | – | 2 | 2 |
| Guam* | – | 1 | 1 |
| Hawaii* | – | 4 | 4 |
| Honduras | – | 1 | 1 |
| Hong Kong | – | 4 | 4 |
| Iceland | – | 2 | 2 |
| India | – | 9 | 9 |
| Kuwait | – | 6 | 6 |
| Romania | – | 2 | 2 |
| Saudi Arabia | – | 3 | 3 |
| Trinidad | – | 3 | 3 |
| United Arab Emirates | – | 3 | 3 |
| United Kingdom | – | 1 | 1 |
| Total International | – | 53 | 53 |
| | 750 | 96 | 846 |

* Guam and Hawaii are treated as international locations for internal purposes.

*Other Concepts*
The following table lists the locations of our other Company-owned concept restaurants as of May 31, 2011.

| State | Number of Other Concept Restaurants | | |
|---|---|---|---|
| | Marlin & Ray's | Truffles | Wok Hay |
| Georgia | – | 1 | – |
| Tennessee | 1 | – | 2 |
| Total | 1 | 1 | 2 |

In addition, a traditional international franchisee operated one Wok Hay restaurant in Trinidad as of May 31, 2011.

## Item 3. Legal Proceedings

We are presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of business, including claims relating to injury or wrongful death under "dram shop" laws, workers' compensation and employment matters, claims relating to lease and contractual obligations, and claims from guests alleging illness or injury. We provide reserves for such claims when payment is probable and estimable in accordance with U.S. generally accepted accounting principles. At this time, in the opinion of management, the ultimate resolution of pending legal proceedings will not have a material adverse effect on our consolidated operations, financial position or cash flows. See Note 12 to the Consolidated Financial Statements appearing in Part II, Item 8 of this Form 10-K, for more information about our legal proceedings as of May 31, 2011.

## Item 4. (Removed and Reserved)

# PART II
# Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

**Market for Registrant's Common Equity and Related Stockholder Matters**
Ruby Tuesday, Inc. common stock is publicly traded on the New York Stock Exchange under the ticker symbol RT. The following table sets forth the reported high and low intraday prices of our common stock and cash dividends paid thereon for each quarter during fiscal 2011 and 2010.

| **Fiscal Year Ended May 31, 2011** | | | |
|---|---|---|---|
| **Quarter** | **High** | **Low** | **Per Share Cash Dividends** |
| **First** | **$10.83** | **$7.63** | **--** |
| **Second** | **$13.30** | **$9.24** | **--** |
| **Third** | **$15.57** | **$12.65** | **--** |
| **Fourth** | **$13.65** | **$10.00** | **--** |

| Fiscal Year Ended June 1, 2010 | | | |
|---|---|---|---|
| Quarter | High | Low | Per Share Cash Dividends |
| First | $8.16 | $5.81 | -- |
| Second | $9.38 | $6.12 | -- |
| Third | $8.40 | $6.37 | -- |
| Fourth | $12.55 | $8.12 | -- |

As of July 25, 2011, there were approximately 3,577 holders of record of the Company's common stock.

Our Board of Directors has approved a dividend policy as an additional means of returning capital to our shareholders. The payment of a dividend in any particular future period and the actual amount thereof remain at the discretion of the Board of Directors. Our last dividend was paid on August 7, 2007 and no assurance can be given that dividends will be paid in the future.

**Issuer Purchases of Equity Securities**
During the fourth quarter of the year ended May 31, 2011, there were no repurchases made by us or on our behalf, or by any "affiliated purchaser," of shares of our common stock.

Our Board of Directors has authorized the repurchase of shares of common stock as a means to return excess capital to our shareholders. As of May 31, 2011, 7.9 million shares remained available for purchase under existing programs. The repurchase of shares in any particular future period and the actual amount thereof remain at the discretion of the Board of Directors, and no assurance can be given that shares will be repurchased in the future.

# Item 6. Selected Financial Data

**Summary of Operations**
(In thousands except per-share data)

| | Fiscal Year | | | | |
|---|---|---|---|---|---|
| | **2011** | 2010 | 2009 | 2008 | 2007 |
| Revenues: | | | | | |
| Restaurant sales and operating revenue | **$ 1,258,015** | $ 1,188,043 | $ 1,239,104 | $ 1,346,721 | $ 1,395,212 |
| Franchise revenue | **7,147** | 6,753 | 9,452 | 13,583 | 15,015 |
| Total revenue | **$ 1,265,162** | $ 1,194,796 | $ 1,248,556 | $ 1,360,304 | $ 1,410,227 |
| Income/(loss) before income taxes (a) | **$ 52,622** | $ 57,758 | $ (42,866) | $ 23,699 | $ 132,398 |
| Provision/(benefit) for income taxes | **5,744** | 12,414 | (24,948) | (2,678) | 40,730 |
| Net income/(loss) | **$ 46,878** | $ 45,344 | $ (17,918) | $ 26,377 | $ 91,668 |
| Earnings/(loss) per share: | | | | | |
| Basic | **$ 0.73** | $ 0.74 | $ (0.35) | $ 0.51 | $ 1.60 |
| Diluted | **$ 0.72** | $ 0.73 | $ (0.35) | $ 0.51 | $ 1.59 |
| Weighted average common and common equivalent shares: | | | | | |
| Basic | **64,029** | 61,533 | 51,395 | 51,572 | 57,204 |
| Diluted | **64,948** | 61,870 | 51,395 | 51,688 | 57,633 |

All fiscal years contained 52 weeks.

| Other financial data: | | | | | |
|---|---|---|---|---|---|
| Total assets | **$1,187,026** | $1,064,029 | $1,124,196 | $1,271,937 | $1,230,256 |
| Long-term debt and capital leases, less current maturities | **$ 329,184** | $ 276,490 | $ 476,566 | $ 588,142 | $ 512,559 |
| Shareholders' equity | **$ 591,713** | $ 538,100 | $ 416,366 | $ 431,518 | $ 439,326 |
| Cash dividends per share of common stock | **--** | -- | -- | $0.25 | $0.50 |
| Closures and impairments (a) | **$ 6,249** | $ 3,776 | $ 54,951 | $ 6,453 | $ 6,140 |
| Interest expense, net | **$ 12,353** | $ 16,355 | $ 33,940 | $ 31,352 | $ 19,965 |
| Company same-restaurant sales change | **0.9%** | (1.3)% | (7.9)% | (9.8)% | (1.4)% |
| Net cash provided by operating activities | **$ 116,292** | $ 140,264 | $ 102,569 | $ 101,889 | $ 184,662 |
| Purchases of property and equipment | **$ 26,684** | $ 17,672 | $ 17,186 | $ 116,918 | $ 125,827 |

(a) See Note 8 to the Consolidated Financial Statements for a description of closures and impairments expenses in fiscal 2011, 2010, and 2009 and discussion of a goodwill impairment charge recorded in fiscal 2009.

# Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

## Introduction

Ruby Tuesday, Inc., including its wholly-owned subsidiaries ("RTI," the "Company," "we" and/or "our"), owns and operates Ruby Tuesday®, Marlin & Ray's™, Truffles®, and Wok Hay® casual dining restaurants. We also franchise the Ruby Tuesday and Wok Hay concepts in selected domestic and international markets. Our mission is to be the best in the bar-grill sector of the restaurant industry by delivering to our guests a high-quality casual dining experience with compelling value. While we are in the bar-grill sector because of our varied menu, it is our goal to operate at a higher-end casual dining experience in terms of quality, food, and service. As of May 31, 2011, we owned and operated 750 Ruby Tuesday restaurants located in 39 states and the District of Columbia. Our traditional franchisees operated 43 domestic and 53 international Ruby Tuesday restaurants in 14 states, Guam, and 14 foreign countries. In addition, a traditional international franchisee operated one Wok Hay full-service Asian restaurant as of May 31, 2011. The Company-owned and operated restaurants are concentrated primarily in the Northeast, Southeast, Mid-Atlantic, and Midwest regions of the United States. We consider these regions to be our core markets.

Our fiscal year ends on the first Tuesday following May 30 and, as is the case once every five or six years, we have a 53-week year. Fiscal years 2011, 2010, and 2009 each contained 52 weeks.

References to franchise system revenue contained in this section are presented solely for the purposes of enhancing the investor's understanding of the franchise system, including franchise partnerships and traditional domestic and international franchisees. Franchise system revenue is not included in, and is not, revenue of Ruby Tuesday, Inc. However, we believe that such information does provide the investor with a basis for a better understanding of our revenue from franchising activities, which includes royalties, and, in certain cases, support service income and equity in losses/(earnings) of unconsolidated franchises. Franchise system revenue contained in this section is based upon or derived from information that we obtain from our franchisees in our capacity as franchisor.

### Overview and Strategies

Casual dining, the segment of the industry in which we operate, is intensely competitive with respect to prices, services, convenience, locations, and the types and quality of food. We compete with other food service operations, including locally-owned restaurants, and other national and regional restaurant chains that offer similar types of services and products as we do. In 2007 we deployed a brand repositioning initiative designed to clearly differentiate Ruby Tuesday from our competitors since we believed, as the bar and grill segment continued to mature, our lack of differentiation in this segment would potentially make it increasingly difficult to attract new guests. Our brand repositioning first focused on food, then service, and finally on the creation of a fresh new look for our restaurants, which was the most capital-intensive aspect of our reimaging program. In order to maximize sales in our newly-reimaged brand, our marketing strategy for the last three years has focused on the key pillars of print promotions, digital media, and local marketing programs to entice guests to see the new Ruby Tuesday, increase frequency of visits, and enhance brand visibility. We believe this marketing strategy more effectively communicates our brand and value message. We have the ability to customize our marketing to specific markets, down to the individual restaurant level, which enables us to respond quickly with a different program if a specific market or restaurant is not achieving desired results.

While we were in the process of implementing our brand reimaging, consumer spending came under pressure for a variety of reasons, and further weakened in the fourth quarter of calendar 2008. As the economic environment deteriorated, operating results for various casual dining concepts, including ours, declined significantly. In response, beginning in the second half of fiscal 2009, we implemented several cost-reduction initiatives to improve our cash flow at no dilution to the overall guest experience. These cost savings were the result of various labor savings initiatives, including new scheduling systems and the realignment of field supervisors, in addition to more disciplined food cost management, improved operating efficiencies, and the closing of certain underperforming restaurants. These initiatives resulted in cost savings of approximately $20.0 million in the second half of fiscal 2009 alone.

The improvements we have actualized in sales, earnings growth, and strengthening our balance sheet, in particular with our recently renewed five-year revolving credit facility (the "Credit Facility"), are enabling us to execute on our three-to-five year strategies to further strengthen and grow our business in a low-risk, low-capital, high-return manner. The key initiatives in our long range plan are focused in the following four areas:

- **Enhance Sales and Margins of Our Core Brand.** We have evolved our existing menu items to support our high-quality casual dining position, broaden our appeal with product extensions offering more variety and cravability, and provide our guests with compelling value. Late in the second quarter of fiscal 2010, we introduced a menu which included an expanded appetizer line and new dinner entrees featuring a variety of lobster combinations. Additionally, we have also launched a Sunday brunch offering and enhanced our bar area with high definition televisions and an enhanced food and drink menu, both of which have driven incremental sales and traffic in addition to enhancing the overall perception of the Ruby Tuesday brand. In the first quarter of fiscal 2011, we rolled out a new menu, began offering a complimentary bread program, and enhanced our fresh garden bar and Sunday brunch. Our new menu items include 10 entrees; Fit & Trim offerings, which include 12 menu items that are 700 calories or less; and side offerings which now include fresh grilled green beans, fresh grilled zucchini, baked mac 'n cheese, and blue cheese coleslaw. We enhanced our garden bar with more variety and freshness by adding over 10 new items. The addition of our fresh baked garlic cheese biscuits should further increase the overall value perception of our brand, in line with other high-quality casual dining restaurants. Lastly, our Sunday brunch menu now includes 15 total items, and has been enhanced with the addition of French toast and new omelets.

  From a labor standpoint, we deployed a new management structure which has our assistant managers now designated as either guest service managers or culinary managers, and is enabling us to focus on delivering a more consistent guest experience. We have also implemented smaller station sizes, increased bartender staffing levels, and added food runners to improve the dining experience. Both the menu enhancements and the labor changes noted above are designed to enhance the overall experience for our guests in line with the leading high-quality casual dining dinner houses.

- **Increase Shareholder Returns Through New Concept Conversions.** Part of our long-term plan is to get more out of existing restaurants by generating higher average restaurant volumes and thus more profit and cash flow with minimal capital investment. Therefore, we will be converting certain underperforming Ruby Tuesday concept restaurants into other high-quality casual dining brands which might be better suited for success in selected markets. To that end, on July 22, 2010, we entered into a licensing agreement with Gourmet Market, Inc. which allows us to operate multiple restaurants under the Truffles name. Truffles is an upscale casual dining café featuring seafood and steaks which currently operates three restaurants in the vicinity of Hilton Head Island, South Carolina. Our potential conversion concepts now include Truffles, Wok Hay (an Asian bistro which we own), and Marlin & Ray's, which is our new internally-developed seafood concept. We anticipate converting approximately six to eight Company-owned Ruby Tuesday restaurants to the Marlin & Ray's, Truffles, or Wok Hay concepts in fiscal 2012. We believe the low capital requirement and potential increased revenue and EBITDA for these conversions have the potential to provide attractive cash-on-cash returns for our shareholders.

- **Focus on Low Risk, Low Capital-Intensive, High-Return Growth.** In an effort to be prudent with our capital and in order to maximize returns for our shareholders, we are starting to slowly grow our Company in a low risk, low capital intensive manner. Over time, we plan on opening Company-owned, smaller inline-type Ruby Tuesday restaurants. Additionally, on September 13, 2010, we entered into a licensing agreement with LFMG International, LLC ("Lime") which allows us to operate multiple restaurants under the Lime Fresh Mexican Grill® name. Lime is a fast casual Mexican concept that currently operates several restaurants primarily in the vicinity of Miami, Florida. Given that the fast casual segment of our industry is a proven and growing segment where demand exceeds supply, we believe opening smaller, inline locations under the Lime brand is a potential growth option for us. We expect to open seven to nine Company-owned Lime restaurants in fiscal 2012. The ability to enter the growing fast casual segment with a strong brand such as Lime and further expand our Ruby Tuesday Company-owned brand provides a growth option that has the potential to create long-term value for our shareholders with relatively low risk.

- **Allocate Capital to Enhance Shareholder Value.** During the past year, we continued to strengthen our balance sheet through deleveraging and also entered into a new Credit Facility which provides us with greater flexibility. If we are successful in continuing to stabilize our same-restaurant sales and maintaining or lowering our cost structure, we have the opportunity to generate substantial levels of free cash flow given our modest capital expenditure needs. We define "free cash flow" to be the net amount remaining when purchases of property and equipment are subtracted from net cash provided by operating activities. Our near-term capital requirements are relatively modest as we anticipate converting six to eight Ruby Tuesday concept restaurants into other concepts, opening one to two new restaurants, and opening approximately seven to nine smaller, inline Lime restaurants in fiscal 2012.

  We generated $89.6 million of free cash flow in fiscal 2011, all of which was used to repay debt. We estimate we will generate $90.0 to $100.0 million of free cash flow during fiscal 2012. Included in these estimates is anticipated capital spending of $43.0 to $47.0 million. During fiscal 2011, we assumed $147.0 million of long-term debt in connection with franchise restaurant acquisitions. Our objective over the next several years is to be in a position to return excess capital to our shareholders through an opportunistic share repurchase program or to continue to reduce debt in order to further reduce the financial risk related to our leverage. See further discussion in the Financing Activities section of this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

Our success in the four key long range plan initiatives outlined above should enable us to improve both our return on assets and return on equity, and to create additional shareholder value.

Our same-restaurant sales for Company-owned restaurants increased 0.9% in fiscal 2011 and our diluted earnings per share decreased to $0.72 in fiscal 2011 from $0.73 in fiscal 2010. Throughout this MD&A, we discuss our fiscal 2011 financial results in detail, provide insight for fiscal years 2010 and 2009, as well as discuss Known Events, Uncertainties, and Trends. We hope our commentary provides insight as to the factors which impacted our performance. We remind you, that, in order to best obtain an understanding of our financial performance during the last three fiscal years, this MD&A section should be read in conjunction with the Consolidated Financial Statements and related Notes appearing in Part II, Item 8 of this Form 10-K.

**Results of Operations**

**Ruby Tuesday Restaurants**

The table below presents the number of Ruby Tuesday concept restaurants at each fiscal year end from fiscal 2007 through fiscal 2011:

| Fiscal Year | Company-Owned | Domestic Franchise | International Franchise | Total |
|---|---|---|---|---|
| **2011** | **750** | **43** | **53** | **846** |
| 2010 | 656 | 165 | 58 | 879 |
| 2009 | 672 | 173 | 56 | 901 |
| 2008 | 721 | 170 | 54 | 945 |
| 2007 | 680 | 199 | 54 | 933 |

During fiscal 2011:

- 109 Company-owned Ruby Tuesday restaurants were acquired, including 106 purchased from certain of our franchise partnerships and three purchased from a traditional domestic franchisee;

- We opened our first Truffles and Marlin & Ray's concept restaurants, each of which was converted from an existing Ruby Tuesday concept restaurant;

- 15 Company-owned Ruby Tuesday restaurants were closed, three of which have been converted to then-existing concepts, one in anticipation of conversion to another high-quality casual dining concept, and two as the result of tornadic activity in April 2011; and

- Aside from the restaurants sold to the Company, seven franchise restaurants were opened and 25 were closed. Additionally, a traditional international franchisee opened one Wok Hay restaurant.

During fiscal 2010:

- No Company-owned Ruby Tuesday restaurants were opened;
- 16 Company-owned Ruby Tuesday restaurants were closed;
- Six (two domestic and four international) franchise restaurants were opened and 12 (10 domestic and two international) were closed; and
- We sold 11.5 million shares of Ruby Tuesday, Inc. common stock in an underwritten public offering, receiving approximately $73.1 million in net proceeds from the sale of the shares, after deducting underwriting discounts and offering expenses.

**Restaurant Sales**
Restaurant sales in fiscal 2011 increased 5.9% from fiscal 2010 for Company-owned restaurants and decreased 21.6% for domestic and international franchised restaurants as explained below. The tables presented below reflect restaurant sales for the last five years, and other revenue information for the last three years.

Restaurant Sales (in millions):

| Fiscal Year | Company-Owned | Franchise (a) |
|---|---|---|
| **2011** | **$ 1,258.0** | **$ 289.4** |
| 2010 | 1,188.0 | 368.9 |
| 2009 | 1,239.1 | 383.7 |
| 2008 | 1,346.7 | 412.0 |
| 2007 | 1,395.2 | 471.6 |

(a) Includes sales of all domestic and international franchised Ruby Tuesday restaurants.

**Other Revenue Information:**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Company restaurant sales (in thousands) | **$1,258,015** | $1,188,043 | $1,239,104 |
| Company restaurant sales growth-percentage | **5.9%** | (4.1)% | (8.0)% |
| Franchise revenue (in thousands) (a) | **$7,147** | $6,753 | $9,452 |
| Franchise revenue growth-percentage | **5.8%** | (28.6)% | (30.4)% |
| Total revenue (in thousands) | **$1,265,162** | $1,194,796 | $1,248,556 |
| Total revenue growth-percentage | **5.9%** | (4.3)% | (8.2)% |
| Company same-restaurant sales growth percentage | **0.9%** | (1.3)% | (7.9)% |
| Company average restaurant volumes | **$1.81 million** | $1.79 million | $1.80 million |
| Company average restaurant volumes growth percentage | **1.5%** | (0.9)% | (5.1)% |

(a) Franchise revenue includes royalty, license, and development fees paid to us by our franchisees, exclusive of support service fees of $3.1 million, $4.6 million, and $6.3 million, in fiscal years 2011, 2010, and 2009, respectively, which are recorded as an offset to selling, general, and administrative expenses.

Our Company restaurant sales and operating revenue for the year ended May 31, 2011 increased 5.9% to $1,258.0 million compared to the prior year. The increase primarily resulted from the acquisition of 109 restaurants from franchisees in fiscal 2011 and a 0.9% increase in same-restaurant sales. Included in our Restaurant sales and operating revenue for fiscal 2011 are $76.1 million of restaurant sales for 109 restaurants we acquired from our franchisees during the current year.

The increase in same-restaurant sales for fiscal 2011 is attributable to higher average net check in the current year due to a shift in our value positioning and print incentive strategy since the prior year and a change in menu mix from the rollout of our new menu in August of fiscal 2011, offset by an overall decrease in guest traffic compared to the prior year.

Our Company restaurant sales and operating revenue for the year ended June 1, 2010 decreased 4.1% to $1,188.0 million compared to fiscal 2009. This decrease primarily resulted from the closing of 54 restaurants in fiscal 2009 and a 1.3% decrease in same-restaurant sales. The 54 closed restaurants produced $29.4 million of restaurant sales in fiscal 2009.

The decrease in same-restaurant sales for fiscal 2010 is attributable to declines in average net check during the first two quarters of fiscal 2010 due to our value positioning and print incentive strategy to motivate new guests to visit our restaurants to experience the reimaged Ruby Tuesday brand.

Franchise development and license fees received are recognized when we have substantially performed all material services and the restaurant has opened for business. Franchise royalties (up to 4% of monthly sales) are recognized as franchise revenue on the accrual basis. Franchise revenue increased 5.8% to $7.1 million in fiscal 2011 and decreased 28.6% to $6.8 million in fiscal 2010. Franchise revenue is predominantly comprised of domestic and international royalties, which totaled $6.7 million and $6.5 million in 2011 and 2010, respectively. This increase in fiscal 2011 is due to an increase in royalties from our traditional domestic franchisees as we recognized royalty fees due from a traditional domestic franchisee who previously had been deferring payment in the current year, coupled with an increase in same-restaurant sales for domestic franchise Ruby Tuesday restaurants of 0.9% for the year ended May 31, 2011. The decrease in fiscal 2010 is due to franchise store closures, temporarily-reduced royalty rates for certain franchisees, and a decrease in same-restaurant sales for domestic franchise Ruby Tuesday restaurants of 4.3% for fiscal 2010.

Under our accounting policy, we do not recognize franchise fee revenue for any franchise with negative cash flows at times when the negative cash flows are deemed to be anything other than temporary and the franchise has either borrowed directly from us or, historically, in regards to the franchise partnerships, through a facility for which we provide a guarantee. We also do not recognize additional franchise fee revenue from franchisees with fees in excess of 60 days past due. Accordingly, we have deferred recognition of a portion of franchise revenue from certain franchises. Unearned income for franchise fees was $1.2 million and $2.4 million as of May 31, 2011 and June 1, 2010, respectively, which are included in Other deferred liabilities and/or Accrued liabilities – rent and other in the Consolidated Balance Sheets. The decrease in unearned income is primarily attributable to a reduction in unearned fees due from domestic franchisees ($1.3 million) as a result of the acquisition of 109 restaurants from franchisees during fiscal 2011.

Total franchise restaurant sales are shown in the table below.

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Franchise restaurant sales (in thousands) (a) | **$289,446** | $368,937 | $383,738 |
| Franchise restaurant sales growth-percentage | **(21.5)%** | (3.9)% | (6.9)% |

(a) Includes sales of all domestic and international franchised Ruby Tuesday restaurants.

The 21.5% decrease in fiscal 2011 franchise restaurant sales is primarily due to the acquisition of 109 restaurants from franchisees during fiscal 2011.

The 3.9% decrease in fiscal 2010 franchise restaurant sales is primarily due to a decrease in average restaurant volumes as a result of a 4.3% decrease in domestic same-restaurant sales.

**Operating Profits**

The following table sets forth selected restaurant operating data as a percentage of restaurant sales and operating revenue or total revenue, as appropriate, for the periods indicated. All information is derived from our Consolidated Financial Statements located in Part II, Item 8 of this Form 10-K.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Restaurant sales and operating revenue | **99.4%** | 99.4% | 99.2% |
| Franchise revenue | **0.6** | 0.6 | 0.8 |
| Total revenue | **100.0** | 100.0 | 100.0 |
| Operating costs and expenses: | | | |
| (As a percentage of restaurant sales and operating revenue): | | | |
| Cost of merchandise | **29.1** | 29.0 | 28.2 |
| Payroll and related costs | **33.6** | 33.4 | 34.0 |
| Other restaurant operating costs | **20.4** | 20.3 | 20.7 |
| Depreciation | **5.0** | 5.4 | 6.1 |
| (As a percentage of total revenue): | | | |
| Selling, general, and administrative, net of support service fees | **6.8** | 5.9 | 6.6 |
| Closures and impairments | **0.5** | 0.3 | 4.4 |
| Goodwill impairment | | | 1.5 |
| Equity in losses/(earnings) of unconsolidated franchises | | | |
| Interest expense, net | **1.0** | 1.4 | 2.7 |
| Total operating costs and expenses | **95.8** | 95.2 | 103.4 |
| Income/(loss) before income taxes | **4.2** | 4.8 | (3.4) |
| Provision/(benefit) for income taxes | **0.5** | 1.0 | (2.0) |
| Net income/(loss) | **3.7%** | 3.8% | (1.4)% |

**Pre-tax Income/(Loss)**

Pre-tax income decreased $5.1 million (8.9%) from the prior year to $52.6 million for the year ended May 31, 2011. The lower pre-tax income was due to increases, as a percentage of restaurant sales and operating revenue or total revenue, as appropriate, of cost of merchandise, payroll and related costs, other restaurant operating costs, selling, general, and administrative, net, and closures and impairments, and higher equity in losses from unconsolidated equity-method franchises. These higher costs were partially offset by $3.8 million in pre-tax income on the 109 restaurants acquired from franchisees during fiscal 2011, an increase in same-restaurant sales of 0.9% at Company-owned restaurants, and decreases, as a percentage of restaurant sales and operating revenue or total revenue, as appropriate, of depreciation, and interest expense, net.

For fiscal 2010, pre-tax income was $57.8 million or 4.8% of total revenue, as compared to a pre-tax loss of $(42.9) million or (3.4)% of total revenue, for fiscal 2009. The increase in pre-tax income from fiscal 2009 was due in significant part to reductions in impairment charges as we announced a plan in the prior year to restructure our property portfolio which resulted in closures and impairments expense of $55.0 million during fiscal 2009. Also during fiscal 2009 we impaired our goodwill ($19.0 million). The increase also included the elimination of $7.8 million in pre-tax losses recorded in fiscal 2009 on the 54 restaurants closed that year, as well as decreases, as a percentage of restaurant sales and operating revenue or total revenue, as appropriate, of payroll and related costs, other restaurant operating costs, depreciation, selling, general, and administrative, net, and interest expense, net. These lower costs were partially offset by a decline of 1.3% in same-restaurant sales at Company-owned restaurants, lower franchise revenue, higher losses from unconsolidated equity-method franchises, and increases, as a percentage of restaurant sales and operating revenue, of cost of merchandise.

In the paragraphs that follow, we discuss in more detail the components of the changes in pre-tax income for years ended May 31, 2011 and June 1, 2010 as compared to the comparable prior year. Because a significant portion of the costs recorded in the cost of merchandise, payroll and related costs, other restaurant operating costs, and depreciation categories are either variable or highly correlate with the number of restaurants we operate, we evaluate our trends by comparing the costs as a percentage of restaurant sales and operating revenue, as well as the absolute dollar change, to the comparable prior year.

**Fiscal Year 2011 Franchise Restaurant Acquisitions**
The table below shows operating results from the dates of acquisition (which occurred between August 4, 2010 and May 4, 2011) for the year ended May 31, 2011 for the 109 restaurants that were acquired from domestic franchisees in fiscal 2011 (in thousands):

| | | |
|---|---|---|
| Total revenue | $ | 76,068 |
| Cost of merchandise | | 22,349 |
| Payroll and related costs | | 25,535 |
| Other restaurant operating costs | | 16,499 |
| Depreciation | | 3,432 |
| Selling, general, and administrative | | 4,431 |
| | | 72,246 |
| Income before income taxes | $ | 3,822 |

**Fiscal Year 2009 Restaurant Closings**
The table below shows operating results for the year ended June 2, 2009 for the 54 restaurants that closed in fiscal 2009 (in thousands):

| | | |
|---|---|---|
| Total revenue | $ | 29,358 |
| Cost of merchandise | | 8,802 |
| Payroll and related costs | | 14,172 |
| Other restaurant operating costs | | 10,129 |
| Depreciation | | 2,000 |
| Selling, general, and administrative | | 2,098 |
| | | 37,201 |
| Net loss | $ | (7,843) |

**Cost of Merchandise**
Cost of merchandise increased $21.2 million (6.2%) from the prior year to $365.7 million for the year ended May 31, 2011. As a percentage of restaurant sales and operating revenue, cost of merchandise increased from 29.0% to 29.1%. Excluding the $22.3 million increase from the 109 restaurants acquired in fiscal 2011, cost of merchandise decreased $1.2 million (0.3%).

For the year ended May 31, 2011, the absolute dollar change not attributable to the restaurant acquisitions was due to lower food costs at our other restaurants as a result of a decrease in guest counts during the current year. Contributing to the lower guest counts during fiscal 2011 was inclement winter weather in many of our core markets during the third quarter and lower guest counts in our first and fourth quarters as a result of a shift in our value promotion strategy by changing the "Buy One Get One Free" promotion offered during the first quarter of the prior year to a "Buy One Get One Free Up to $10" or a "25% Off" on our Specialties, Fork-Tender Ribs, and Handcrafted Steaks and reducing the number of system-wide freestanding insert coupons offered during the current versus the prior year. Partially offsetting the decrease in cost of sales due to guest counts were the addition of garlic cheese biscuits, produce price increases, and wine costs as discussed below.

As a percentage of restaurant sales and operating revenue, the increase in cost of merchandise for the year ended May 31, 2011 was due to primarily to the rollout of garlic cheese biscuits at all of our restaurants, price increases during the second half of the current year on several produce items due to the winter freeze that impacted crops in Mexico, and increased wine cost due in part to higher sales of our premium wines during the current year.

Cost of merchandise decreased $4.9 million (1.4%) from fiscal 2009 to $344.5 million for the year ended June 1, 2010. As a percentage of restaurant sales and operating revenue, cost of merchandise increased from 28.2% to 29.0%. Excluding the $8.8 million decrease from the elimination of 54 restaurants closed in fiscal 2009, cost of merchandise increased $3.9 million (1.1%).

The $3.9 million increase for the year ended June 1, 2010 referred to above was a result of a shift in menu mix corresponding to our value promotions which drove our guests to order higher-cost menu items, coupled with the introduction of higher food cost items such as lobster entrees on our new menus.

As a percentage of restaurant sales and operating revenue, the increase was due to several promotions offered during fiscal 2010 including freestanding insert coupons in all markets with Company-owned restaurants, direct address label mail pieces, and a value promotion for our So Connected guests offering a "Buy One Get One Free" or a "Buy One Get One Free Up to $10" on our Specialties, Fork-Tender Ribs, and Handcrafted Steaks.

**Payroll and Related Costs**
Payroll and related costs increased $25.4 million (6.4%) from the prior year to $422.2 million for the year ended May 31, 2011. As a percentage of restaurant sales and operating revenue, payroll and related costs increased from 33.4% to 33.6%. Excluding the $25.5 million increase from the 109 restaurants acquired in fiscal 2011, payroll and related costs decreased $0.2 million.

For the year ended May 31, 2011, the decrease in absolute dollars not attributable to the restaurant acquisitions was insignificant.

As a percentage of restaurants sales and operating revenue, the increase in payroll and related costs was due to higher hourly labor which resulted from additional hours scheduled for Saturday nights, additional bartender labor on Monday nights during football season, increased labor associated with the rollout of our bread program, and unfavorable state unemployment costs due to rate increases in 20 states.

Payroll and related costs decreased $24.1 million (5.7%) from fiscal 2009 to $396.9 million for the year ended June 1, 2010. This amount included $14.2 million of payroll and related costs spent in fiscal 2009 at the 54 restaurants closed in fiscal 2009. As a percentage of restaurant sales and operating revenue, payroll and related costs decreased from 34.0% to 33.4%.

For the year ended June 1, 2010, the remaining decrease of $10.0 million not attributable to closings was primarily due to decreases in hourly labor as a result of new staffing guidelines for certain positions in our restaurants and the elimination of the dedicated To Go positions in our mall restaurants and certain other locations, both of which were partially offset by increases in minimum wage rates and payroll taxes in certain states since fiscal 2009.

As a percentage of restaurant sales and operating revenue, the decrease in payroll and related costs in fiscal 2010 was attributable to the impact of closing 54 restaurants in fiscal 2009, which ran higher than system average labor, and the hourly labor cost savings initiatives discussed in the prior paragraph.

**Other Restaurant Operating Costs**
Other restaurant operating costs increased $15.7 million (6.5%) from the prior year to $256.6 million for the year ended May 31, 2011. As a percentage of restaurant sales and operating revenue, these costs increased from 20.3% to 20.4%. Excluding the $16.5 million increase from the 109 restaurants acquired in fiscal 2011, other restaurant operating costs decreased $0.8 million (0.3%).

For the year ended May 31, 2011, the change in other restaurant operating costs not attributable to the restaurant operations of the acquired franchise partnership restaurants related to the following (in thousands):

| | |
|---|---|
| Net gain on franchise acquisitions | $ (6,676) |
| Rent and leasing | (2,427) |
| Supplies | (2,231) |
| Bad debt expense | (1,159) |
| Insurance | (915) |
| Franchise partnership debt guarantees | 6,705 |
| Repairs | 1,831 |
| Cable package upgrades | 1,065 |
| Credit card fees | 900 |
| Reduced Visa/Mastercard antitrust settlement income | 838 |
| Other increases | 1,254 |
| Net reductions | $ (815) |

In both absolute dollars and as a percentage of restaurant sales and operating revenue, the decrease not directly attributable to the operations of 109 restaurants acquired from franchisees was a result of a net gain on the restaurant acquisitions during the current year as further discussed in Note 3 to the Consolidated Financial Statements, lower bad debt expense due to larger prior year adjustments for notes due from certain franchisees, lower rent and leasing due to restaurants that have closed since the prior year, lower supplies as a result of a reduction in linen and packaging supplies due in part to price reductions with the change to a new linen vendor, and lower general liability insurance expense due to favorable claims experience. These were partially offset by increased guaranty expense relating primarily to debt defaults by certain franchisees we chose not to acquire and which now have ceased operations, higher repairs expense due to impinger oven maintenance, increased costs associated with the inclement winter weather during the current year, and an overall increase in building repairs as we incurred costs to maintain the look of our restaurants from the reimaging completed in fiscal 2008. Other offsets include upgrading our cable packages during the current year to offer a greater variety of sports programming in our bar area of certain restaurants, higher credit card expense due in part to increases in processing fees charged by our credit card vendors coupled with accrued income in the prior year relating to the net proceeds from the Visa/MasterCard antitrust class action litigation of which we were a class member.

Other restaurant operating costs decreased $15.1 million (5.9%) to $240.9 million for the year ended June 1, 2010, as compared to fiscal 2009. This decrease included $10.1 million of costs incurred on the 54 restaurants closed in fiscal 2009. As a percentage of restaurant sales and operating revenue, these costs decreased from 20.7% to 20.3%.

For the year ended June 1, 2010, the remaining reductions not attributable to fiscal 2009 closings related to the following (in thousands):

| | |
|---|---|
| Utilities | $ 3,277 |
| Bad debt expense | 1,960 |
| Rent and leasing | 1,535 |
| Supplies | 1,050 |
| Visa/MasterCard antitrust settlement | 922 |
| Other | 889 |
| Repairs | (3,069) |
| Insurance | (1,578) |
| Net reductions | $ 4,986 |

In both absolute dollars and as a percentage of restaurant sales and operating revenue for year ended June 1, 2010, the decrease was primarily due to decreases in utilities resulting from reductions in overall electric usage and changing natural gas and fuel vendors at certain of our restaurants which resulted in more favorable rates, lower bad debt expense due to larger prior-year adjustments for notes due from certain franchisees, reductions in rent and leasing due to the closure of 16 leased restaurants during fiscal 2010, lower credit card expense resulting from income relating to the net proceeds from the Visa/MasterCard antitrust class action litigation in which we were a class member, and other decreases. These were partially offset by higher repairs and maintenance due to upgrades and repairs at certain of our restaurants and higher general liability insurance expense due to unfavorable claims experience.

**Depreciation**
Depreciation expense decreased $0.9 million (1.4%) from the prior year to $62.9 million for the year ended May 31, 2011. As a percentage of restaurant sales and operating revenue, this expense decreased from 5.4% to 5.0%.

In terms of both absolute dollars and as a percentage of restaurant sales and operating revenue, the decrease was primarily due to reduced depreciation for assets that became fully depreciated since the prior year, which was partially offset by increased depreciation on the restaurants acquired from franchisees in fiscal 2011.

Depreciation expense decreased $11.2 million (14.9%) to $63.8 million for fiscal 2010, compared to fiscal 2009. As a percentage of restaurant sales and operating revenue, this expense decreased from 6.1% to 5.4%. In terms of both absolute dollars and as a percentage of restaurant sales and operating revenue, the decrease for fiscal 2010 was primarily due to reduced depreciation for assets that became fully depreciated since fiscal 2009 (reductions of $7.1 million). Additionally, contributing to the reduction was the impact of the 54 restaurant closures which incurred depreciation expenses totaling $2.0 million in fiscal 2009.

**Selling, General, and Administrative Expenses**
Selling, general, and administrative expenses, net of support service fee income, increased $15.4 million (21.9%) from the prior year to $86.0 million for the year ended May 31, 2011. Excluding the $4.4 million increase from the 109 restaurants acquired in fiscal 2011, selling, general and administrative, net of support service fee income increased $11.0 million (15.6%).

The increase was primarily due to higher advertising costs ($12.4 million) as a result of testing a marketing initiative by inserting coupons in certain national magazines, an increase in internet advertising due to the implementation of digital media since the prior year, and higher advertising agency fees and television advertising during the current year. Also contributing to the increase were higher management labor and training payroll ($3.7 million) due to an increase, since the prior fiscal year, in team members, travel and related costs ($1.6 million) as a result of an increase in training sessions during the current year, share-based compensation expense ($0.6 million), and higher consulting fees ($0.9 million), primarily relating to cost savings initiatives. These were partially offset by a reduction in bonus expense ($5.9 million) based on fiscal 2011 results and higher capitalized development expense during the current year as a result of restaurant conversions ($0.6 million).

Selling, general, and administrative expenses, net of support service fee income, decreased $11.6 million (14.2%) to $70.5 million in fiscal 2010, as compared to fiscal 2009. This decrease included $2.1 million of costs incurred in fiscal 2009 on the 54 closed restaurants.

The decrease in absolute dollars from fiscal 2009 to 2010 was partially attributable to a reduction in advertising ($15.0 million) as a result of no national cable television advertising during fiscal 2010, reflecting a shift in our marketing strategy to one based more on offering guests incentives through print media rather than through television. Additionally, management labor was lower ($3.5 million) due to the elimination and reduction of certain positions. These were partially offset by higher bonus expense ($3.7 million) and higher share-based employee compensation ($1.3 million) due to improved achievement of performance goals.

**Closures and Impairments**
Closures and impairments increased $2.5 million to $6.2 million for the year ended May 31, 2011, as compared to fiscal 2010. The increase was due primarily to higher restaurant impairment charges ($2.9 million) and losses on the sale of surplus properties during fiscal 2011 compared to gains on the sale of surplus properties in the prior fiscal year ($1.1 million), which were partially offset by reductions in closed restaurant lease reserve expense ($1.1 million), other closing costs ($0.3 million), and dead site costs ($0.1 million).

Closures and impairments expense decreased $51.2 million to $3.8 million for the year ended June 1, 2010, as compared to fiscal 2009. The decrease was due primarily to reductions in impairment charges ($38.0 million), closed restaurant lease reserve expense ($9.5 million), dead site costs ($1.9 million), other closing costs ($1.5 million), and higher gains on the sale of surplus properties ($0.3 million).

See Note 8 to our Consolidated Financial Statements for further information on our closures and impairment charges recorded during fiscal 2011, 2010, and 2009.

**Goodwill Impairment**
We concluded during the second quarter of fiscal 2009 that our goodwill at the time was fully impaired. As a result, we recorded an impairment charge during fiscal 2009 of $19.0 million. See Notes 1 and 8 to our Consolidated Financial Statements for further information on our fiscal 2009 goodwill impairment charge and our current goodwill.

**Equity in Losses/(Earnings) of Unconsolidated Franchises**
Our equity in the losses of unconsolidated franchises was $0.6 million for fiscal 2011 compared with $0.3 million for fiscal 2010. The change is attributable to increased losses from investments in two of our 50%-owned franchise partnerships, both of which were acquired during fiscal 2011. Included in these increased losses was $0.7 million, which represents our share of an impairment loss recorded on a closed franchise restaurant. Offsetting this were decreased losses or increased earnings from investments in four of our 50%-owned franchise partnerships, all of which were acquired during fiscal 2011. As of May 31, 2011, we had acquired all of our 50%-owned franchise partnerships.

For fiscal 2010, our equity in the losses of unconsolidated franchises was $0.3 million compared to negligible equity in earnings for fiscal 2009. The change is attributable to increased losses from investments in three of our six 50%-owned franchise partnerships over fiscal 2009. Contributing to our equity in the losses of unconsolidated franchises were lower same-restaurant sales, which was partially offset by an increase in earnings from investments in the other three 50%-owned franchise partnerships over fiscal 2009 and by lower advertising charges during fiscal 2010. As of June 1, 2010, we held 50% equity investments in each of six franchise partnerships which collectively operate 70 Ruby Tuesday restaurants.

**Net Interest Expense**
Net interest expense decreased $4.0 million to $12.4 million for the year ended May 31, 2011, primarily due to lower average debt outstanding on our revolving credit agreement and the payoff of the Private Placement Series A senior notes in the prior year.

Net interest expense decreased $17.6 million to $16.4 million for the year ended June 1, 2010, primarily due to lower average debt outstanding on the revolving credit agreement, the retirement of the Private Placement Series A senior notes, lower interest rates on the Credit Facility, and other debt payments made since fiscal 2009.

**Provision/(Benefit) for Income Taxes**
The effective tax rate for fiscal 2011 was 10.9% compared to 21.5% for the prior year. The decrease in the effective tax rate was attributable to an increase in the benefit of FICA Tip and Work Opportunity Tax Credits during fiscal 2011 as compared to the prior fiscal year, coupled with the exclusion for tax purposes of net gains from franchise acquisitions in fiscal 2011. These benefits were partially offset by the recognition of a deferred tax valuation allowance for certain state net operating losses.

The effective tax rate for fiscal 2010 was 21.5% compared to 58.2% for fiscal 2009. The change in the effective tax rate resulted primarily from the fact that the Company reported an operating loss in fiscal 2009 and income in fiscal 2010. FICA Tip Credits and Work Opportunity Tax Credits generated in fiscal 2009 increased the effective tax rate above the statutory rate. The two tax credits are driven primarily by restaurant sales, rather than closures and impairments and goodwill impairment, which together contributed significantly to the fiscal 2009 operating loss. A similar amount of tax credits generated in fiscal 2010 decreased the effective tax rate.

## Liquidity and Capital Resources

**Sources and Uses of Cash**
Our primary source of liquidity is cash provided by operations. The following table presents a summary of our cash flows from operating, investing, and financing activities for the last three fiscal years (in thousands).

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Net cash provided by operating activities | **$ 116,292** | $ 140,264 | $ 102,569 |
| Net cash (used)/provided by investing activities | **(24,492)** | (9,439) | 3,195 |
| Net cash used by financing activities | **(91,647)** | (131,016) | (112,036) |
| Net increase/(decrease) in cash and short-term investments | **$ 153** | $ (191) | $ (6,272) |

**Operating Activities**
Our cash provided by operations is generally derived from cash receipts generated by our restaurant customers and franchisees. Substantially all of the $1,258.0 million, $1,188.0 million, and $1,239.1 million of restaurant sales and operating revenue disclosed in our Consolidated Statements of Operations for fiscal 2011, 2010, and 2009, respectively, was received in cash either at the point of sale or within two to four days (when our guests paid with debit or credit cards). Our primary uses of cash for operating activities are food and beverage purchases, payroll and benefit costs, restaurant operating costs, general and administrative expenses, and marketing, a significant portion of which are incurred and paid in the same period.

Cash provided by operating activities for fiscal 2011 decreased $24.0 million (17.1%) from the prior year to $116.3 million. The decrease was due primarily to an increase in cash paid for income taxes of $23.0 million, a substantial portion of which is due to a prior year federal refund related to a tax accounting method change as permitted by the Internal Revenue Service relating to the expensing of certain repairs.

Cash provided by operating activities for fiscal 2010 increased $37.7 million (36.8%) from fiscal 2009 to $140.3 million. The increase was due to an increase in net income, after non-cash adjustments. The increase in net income of $63.3 million for fiscal 2010 as compared to fiscal 2009 was primarily attributable to the after-tax impact of a substantial decline in non-cash impairment charges and lower depreciation in fiscal 2010 compared with fiscal 2009. Excluding these items, as well as the other non-cash items which impact net income, the increase in net income was $29.1 million. These and other factors leading to our net income increase are discussed in the "Results of Operations" section of our MD&A.

Net cash collected for income taxes was $14.1 million in fiscal 2010 as opposed to $7.1 million in fiscal 2009 due primarily to a tax accounting method change, as permitted by the Internal Revenue Service, relating to the expensing of certain repairs and a collection of the carryback of the federal net operating losses generated in fiscal 2009. Included in the $29.1 million increase in net income mentioned above are changes in deferred income taxes relating to this tax accounting method change. Offsetting these increases were various uses of cash including additional outlays for inventory ($8.1 million), due in part to the advance purchase of lobster as disclosed in Note 5 to the Consolidated Financial Statements, and increased payments associated with closed store leases ($0.7 million) due to additional payments for lease settlements in fiscal 2010.

Our working capital deficiency and current ratio as of May 31, 2011 were $36.0 million and 0.7:1, respectively. As is common in the restaurant industry, we carry current liabilities in excess of current assets because cash (a current asset) generated from operating activities is reinvested in capital expenditures (a long-term asset) or debt reduction (a long-term liability) and receivable and inventory levels are generally not significant.

**Investing Activities**
We require capital principally for the maintenance and upkeep of our existing restaurants, limited new or converted restaurant construction, investments in technology, equipment, remodeling of existing restaurants, and on occasion for the acquisition of franchisees or other restaurant concepts. Property and equipment expenditures purchased primarily with internally generated cash flows for fiscal 2011, 2010, and 2009 were $26.7 million, $17.7 million, and $17.2 million, respectively. In addition, proceeds from the disposal of assets produced $6.7 million, $5.5 million, and $11.7

million of cash in fiscal 2011, 2010, and 2009, respectively, following an action taken to aggressively market surplus properties in order to pay down debt.

Capital expenditures for fiscal 2012 are budgeted to be $43.0 to $47.0 million based on our planned improvements for existing restaurants and our expectation that we will open one to two new restaurants, approximately seven to nine Lime restaurants, and convert approximately six to eight Company-owned Ruby Tuesday concept restaurants to the Marlin & Ray's, Truffles, or Wok Hay concepts in fiscal 2012. We intend to fund capital expenditures for Company-owned restaurants with cash provided by operations.

As discussed further in Note 3 to the Consolidated Financial Statements, during fiscal 2011, we spent $4.3 million, plus assumed debt, to acquire the remaining member or limited partnership interests of 11 franchise partnerships which collectively operated 105 restaurants, one additional restaurant from a twelfth franchise partnership, and three restaurants from a traditional domestic franchisee.

**Financing Activities**
Historically our primary sources of cash have been operating activities and proceeds from stock option exercises and refranchising transactions. When these alone have not provided sufficient funds for both our capital and other needs, we have obtained funds through the issuance of indebtedness or, more recently, through the issuance of additional shares of common stock. Our current borrowings and credit facilities are described below.

On December 1, 2010, we entered into the Credit Facility, under which we may borrow up to $320.0 million with the option to increase our capacity by $50.0 million to $370.0 million. The Credit Facility replaced our then outstanding five-year revolving credit agreement (the "Prior Credit Facility") that was entered into on February 28, 2007. Bank of America, N.A., serves as Administrative Agent, Issuing Bank, Servicer and Swingline Lender under the Credit Facility.

The terms of the Credit Facility provide for a $40.0 million swingline subcommitment and a $50.0 million letter of credit subcommitment. The Credit Facility also includes a $50.0 million franchise facility subcommitment, which covered our guarantees of debt of the franchise partners ("Franchise Facility Subcommitment") and replaced a prior franchise facility (the "Franchise Facility"), which was dated as of November 19, 2004.

The interest rate charged on borrowings pursuant to the Credit Facility can vary depending on the interest rate option we choose to utilize. Our Base Rate for borrowings is defined to be the higher of Bank of America's prime rate, the Federal Funds Rate plus 0.5%, or an adjusted LIBO Rate plus 1.00%, plus an applicable margin ranging from 0.25% to 1.25%. The applicable margin for our Eurodollar Borrowings ranges from 1.25% to 2.25%.

During fiscal 2010, we closed an underwritten public offering of 11.5 million shares of Ruby Tuesday, Inc. common stock at $6.75 per share, less underwriting discounts. We received approximately $73.1 million in net proceeds from the sale of the shares, after deducting underwriting discounts and offering expenses. The net proceeds were used to repay indebtedness under our previously outstanding five year Prior Credit Facility.

Under the terms of the Credit Facility, we had borrowings of $177.0 million with an associated floating rate of interest of 2.27% at May 31, 2011. As of June 1, 2010, under the terms of the Prior Credit Facility, we had $203.8 million outstanding with an associated floating rate of interest of 1.63%. After consideration of letters of credit outstanding and amounts borrowed under the Franchise Facility Subcommitment, we had $134.7 million available under the Credit Facility as of May 31, 2011.

The Credit Facility contains financial covenants relating to the maintenance of leverage and fixed charge coverage ratios and minimum net worth. The covenants, as well as the conditions to each borrowing, are substantially similar to those contained in the Prior Credit Facility. We were in compliance with our debt covenants both as of May 31, 2011 and the date of this filing.

On December 1, 2010, we drew down approximately $203.2 million under the Credit Facility to repay borrowings outstanding under the Prior Credit Facility. Fees and expenses incurred in connection with the refinancing were paid from cash on hand. Additionally, new letters of credit totaling $20.0 million were obtained to replace those outstanding under the Prior Credit Facility.

As further discussed in Note 15 to the Consolidated Financial Statements, on July 18, 2011, we entered into an amendment of the Credit Facility to increase the amount of the optional additional revolving commitments available from $50.0 million to $60.0 million, thereby increasing the maximum aggregate revolving commitment amount under the Credit Facility from $370.0 million to $380.0 million. On the same date, we exercised our option to increase the revolving commitments from $320.0 million to $380.0 million pursuant to new lender commitment agreements with the existing lenders and an additional new lender.

On April 3, 2003, we issued notes totaling $150.0 million through a private placement of debt (the "Private Placement"). On December 1, 2010, we entered into an amendment of the notes issued in the Private Placement ("Note Amendment"). Among other changes discussed below, this amendment conformed the covenants in this agreement to the covenants contained in the Credit Facility discussed above.

At May 31, 2011 and June 1, 2010, the Private Placement consisted of $44.4 million and $48.4 million, respectively, in notes with an interest rate of 7.17% (the "Series B Notes"). The Series B Notes mature on April 1, 2013. During the first two quarters of fiscal 2011, we offered, and our noteholders accepted, principal prepayments of $4.0 million on the Series B Notes. Under the terms of the Note Amendment we are no longer required to offer principal prepayments to our noteholders. Accordingly, we have not classified any of the $44.4 million principal balance as current as of May 31, 2011.

In connection with the Credit Facility and Note Amendment, on December 1, 2010, Bank of America, N.A., as Collateral Agent, along with the lenders and institutional investors pursuant to the Credit Facility and Note Amendment, issued a Notice of Direction and Termination effectively terminating the Intercreditor and Collateral Agency Agreement by and between such parties dated May 21, 2008, and also terminating the Pledge Agreement dated May 21, 2008 by and among Ruby Tuesday, Inc. and certain subsidiaries of Ruby Tuesday, Inc. (together the "Pledgors") and the creditors pursuant to the Credit Facility and Note Amendment, by which the Pledgors had pledged certain subsidiary equity interests as security for the repayment of our obligations under the Credit Facility and Note Amendment.

As discussed further in Note 3 to the Consolidated Financial Statements, we acquired all remaining membership interests in 11 franchise partnerships in fiscal 2011. In connection with these acquisitions, we assumed $149.6 million of long-term debt. Of this amount, $41.1 million was owed to the lenders of the Franchise Facility Subcommitment. Subsequent to the acquisitions, we repaid the $41.1 million using borrowings from our Prior Credit Facility (in first quarter) and our Credit Facility (in third and fourth quarters).

Our $122.5 million in mortgage loan obligations as of May 31, 2011 consists of various loans acquired upon franchise acquisitions. These loans, which mature between July 2011 and March 2024, have balances which range from negligible to $8.7 million and interest rates of 3.39% to 11.28%. Many of the properties acquired from franchisees collateralize the loans outstanding.

There were no share repurchases or dividends paid during fiscal 2011, 2010, or 2009.

**Share Repurchases**

From time to time our Board of Directors has authorized the repurchase of shares of our common stock as a means to return excess capital to our shareholders. The timing, price, quantity, and manner of the purchases have been made at the discretion of management upon instruction from the Board of Directors, depending upon market conditions and the restrictions contained in our loan agreements. Although 7.9 million shares remained available for purchase under existing programs at May 31, 2011, we did not repurchase any shares of RTI common stock during fiscal 2011. The repurchase of shares in any particular future period and the actual amount thereof remain at the discretion of the Board of Directors, and no assurance can be given that shares will be repurchased in the future.

**Significant Contractual Obligations and Commercial Commitments**
Long-term financial obligations were as follows as of May 31, 2011 (in thousands):

| | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Notes payable and other long-term debt, including current maturities (a) | $ 122,832 | $ 15,090 | $ 29,529 | $ 30,367 | $ 47,846 |
| Revolving credit facility (a) | 177,000 | | | 177,000 | |
| Senior notes (Series B) (a) | 44,442 | | 44,442 | | |
| Interest (b) | 47,494 | 11,583 | 16,805 | 9,758 | 9,348 |
| Operating leases (c) | 363,523 | 44,368 | 78,901 | 63,646 | 176,608 |
| Purchase obligations (d) | 112,816 | 53,534 | 30,910 | 25,280 | 3,092 |
| Pension obligations (e) | 40,698 | 10,968 | 6,422 | 5,002 | 18,306 |
| Total (f) | $ 908,805 | $ 135,543 | $ 207,009 | $ 311,053 | $ 255,200 |

(a) See Note 7 to the Consolidated Financial Statements for more information on our debt.
(b) Amounts represent contractual interest payments on our fixed-rate debt instruments. Interest payments on our variable-rate revolving credit facility and variable-rate notes payable with balances of $177.0 million and $16.4 million, respectively, as of May 31, 2011 have been excluded from the amounts shown above, primarily because the balance outstanding under our revolving credit facility, described further in Note 7 of the Consolidated Financial Statements, fluctuates daily. The interest rates on the other excluded debt can fluctuate monthly. Additionally, the amounts shown above include interest payments on the Series B Notes at the current interest rate of 7.17%. This rate could be different in the future based upon certain leverage ratios.
(c) This amount includes operating leases totaling $2.7 million for which sublease income from franchisees or others is expected. Certain of these leases obligate us to pay maintenance costs, utilities, real estate taxes, and insurance, which are excluded from the amounts shown above. See Note 6 to the Consolidated Financial Statements for more information.
(d) The amounts for purchase obligations include cash commitments under contract for food items and supplies, utility contracts, and other miscellaneous commitments.
(e) See Note 9 to the Consolidated Financial Statements for more information.
(f) This amount excludes $5.2 million of unrecognized tax benefits due to the uncertainty regarding the timing of future cash outflows associated with such obligations.

Commercial commitments were as follows as of May 31, 2011 (in thousands):

| | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Letters of credit | $ 8,284 | $ 8,284 | $ | $ | $ |
| Divestiture guarantees | 5,880 | 1,392 | 996 | 990 | 2,502 |
| Total | $ 14,164 | $ 9,676 | $ 996 | $ 990 | $ 2,502 |

See Note 12 to the Consolidated Financial Statements for more information.

**Off-Balance Sheet Arrangements**
See Notes 6 and 12 to the Consolidated Financial Statements for information regarding our operating leases and franchise partnership and divestiture guarantees.

## Critical Accounting Policies
Our MD&A is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make subjective or complex judgments that may affect the reported financial condition and results of operations. We base our estimates on historical experience and other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about carrying values of assets and

liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We continually evaluate the information used to make these estimates as our business and the economic environment changes.

We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity. Our significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements.

**Business Combinations**

We account for business combinations using the acquisition method, which requires, among other things, that most assets and liabilities assumed be recognized at their acquisition date fair values. We record goodwill when the purchase price exceeds the estimated fair value of the net assets acquired. The determination of estimated fair values of assets and liabilities requires significant estimates and assumptions, including but not limited to, determining the estimated future cash flows, estimated useful lives of assets, and appropriate discount rates. We believe that the estimated fair values assigned to the assets and liabilities assumed from our franchisee acquisitions are based on reasonable assumptions. However, the fair value estimates for the purchase price allocation may change during the allowable allocation period under Accounting Standards Codification Topic 805, *Business Combinations*, which is up to one year from the acquisition date, if additional information becomes available that would require a change to our estimates.

**Impairment of Long-Lived Assets**

We evaluate the carrying value of any individual restaurant when the cash flows of such restaurant have deteriorated and we believe the probability of continued operating and cash flow losses indicate that the net book value of the restaurant may not be recoverable. In performing the review for recoverability, we consider the future cash flows expected to result from the use of the restaurant and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the restaurant, an impairment loss is recognized for the amount by which the net book value of the asset exceeds its fair value. Otherwise, an impairment loss is not recognized. Fair value is market participant-based upon estimated discounted future cash flows expected to be generated from continuing use through the expected disposal date and the expected salvage value. In the instance of a potential sale of a restaurant in a refranchising transaction, the expected purchase price is used as the estimate of fair value.

If a restaurant that has been open for at least one full quarter shows negative cash flow results, we prepare a plan to reverse the negative performance. Under our policies, recurring or projected annual negative cash flow signals a potential impairment. Both qualitative and quantitative information are considered when evaluating for potential impairments.

At May 31, 2011, we had 26 restaurants that had been open more than one year with rolling 12 month negative cash flows, of which 20 have been impaired to salvage value. Of the six which remained, we reviewed the plans to improve cash flows at each of the restaurants and determined no impairment was necessary. The remaining net book value of these six restaurants was $4.3 million at May 31, 2011.

Should sales at these restaurants not improve within a reasonable period of time, further impairment charges are possible. Considerable management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, closure costs, salvage value, and sublease income. Accordingly, actual results could vary significantly from our estimates.

Our goodwill, which totaled $15.6 million at May 31, 2011, is not amortized. We perform tests for impairment annually, or more frequently if events or circumstances indicate it might be impaired. Impairment tests for goodwill include comparing the fair value of the respective reporting unit with its carrying value, including goodwill. We use a variety of methodologies in conducting these impairment assessments, including cash flow analyses that are consistent with the assumptions we believe hypothetical marketplace participants would use, estimates of sales proceeds and other measures, such as fair market price of our common stock, as evidenced by closing trading price. Where applicable, we use an appropriate discount rate that is commensurate with the risk inherent in the projected cash flows. If market conditions deteriorate, or if operating results decline unexpectedly, we may be required to record impairment charges.

**Share-Based Employee Compensation**
Share-based compensation expense is estimated for equity awards at fair value at the grant date. We determine the fair value of restricted stock awards based on the closing price of our common stock on the date prior to approval of the award by our Board of Directors. We determine the fair value of stock option awards using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires various highly judgmental assumptions including the expected dividend yield, stock price volatility and life of the award. If any of the assumptions used in the model change significantly, share-based compensation expense may differ materially in the future from that recorded in the current period. See Note 11 to the Consolidated Financial Statements for further discussion of share-based employee compensation.

**Revenue Recognition for Franchisees**
We charge our franchisees various monthly fees that are calculated as a percentage of the respective franchise's monthly sales. Our franchise agreements allow us to charge up to a 4.0% royalty fee, a 1.5% support service fee, a 1.5% marketing and purchasing fee, and an advertising fee of up to 3.0%. We defer recognition of franchise fee revenue for any franchise with negative cash flows at times when the negative cash flows are deemed to be anything other than temporary and the franchise has either borrowed directly from us or, historically, in regards to the franchise partnerships, through a facility for which we provided a guaranty.

We also do not recognize franchise fee revenue from franchises with fees in excess of 60 days past due. Unearned income for franchise fees was $1.2 million and $2.4 million as of May 31, 2011 and June 1, 2010, respectively, which are included in other deferred liabilities and/or accrued liabilities – rent and other in the Consolidated Balance Sheets.

**Income Tax Valuation Allowances and Tax Accruals**
We record deferred tax assets for various items. We record a valuation allowance for deferred tax assets when certain state net operating losses that, in the judgment of management, are not more likely than not to be realized. This determination factors in the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected taxable income, and tax-planning strategies. As a result of impairment charges during fiscal 2009 and state tax planning, the Company has a three-year cumulative pre-tax loss in certain states which is to be given significant weight in our assessments. We recorded a valuation allowance for deferred tax assets of $1.5 million as of May 31, 2011.

As a matter of course, we are regularly audited by federal and state tax authorities. We record appropriate accruals for potential exposures should a taxing authority take a position on a matter contrary to our position. We evaluate these accruals, including interest thereon, on a quarterly basis to ensure that they have been appropriately adjusted for events that may impact our ultimate tax liability.

**Lease Obligations**
We lease a significant number of our restaurant properties. At the inception of the lease, each property is evaluated to determine whether the lease will be accounted for as an operating or capital lease. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty.

Our lease term used for straight-line rent expense is calculated from the date we take possession of the leased premises through the lease termination date. There is potential for variability in our "rent holiday" period which begins on the possession date and ends on the earlier of the restaurant open date or the commencement of rent payments. Factors that may affect the length of the rent holiday period generally relate to construction-related delays. Extension of the rent holiday period due to delays in restaurant opening will result in greater preopening rent expense recognized during the rent holiday period.

For leases that contain rent escalations, we record the total rent payable during the lease term, as determined above, on the straight-line basis over the term of the lease (including the "rent holiday" period beginning upon possession of the premises), and we record the difference between the minimum rents paid and the straight-line rent as deferred escalating minimum rent.

Certain leases contain provisions that require additional rental payments, called "contingent rents," when the associated restaurants' sales volumes exceed agreed-upon levels. We recognize contingent rental expense (in annual as well as interim periods) prior to the achievement of the specified target that triggers the contingent rental expense, provided that achievement of that target is considered probable.

**Estimated Liability for Self-Insurance**
We self-insure a portion of our current and past losses from workers' compensation and general liability claims. We have stop loss insurance for individual claims for workers' compensation and general liability in excess of stated loss amounts. Insurance liabilities are recorded based on third-party actuarial estimates of the ultimate incurred losses, net of payments made. The estimates themselves are based on standard actuarial techniques that incorporate both the historical loss experience of the Company and supplemental information as appropriate.

The analysis performed in calculating the estimated liability is subject to various assumptions including, but not limited to, (a) the quality of historical loss and exposure information, (b) the reliability of historical loss experience to serve as a predictor of future experience, (c) the reasonableness of insurance trend factors and governmental indices as applied to the Company, and (d) projected payrolls and revenue. As claims develop, the actual ultimate losses may differ from actuarial estimates. Therefore, an analysis is performed quarterly to determine if modifications to the accrual are required.

## Recently Issued Accounting Standards Not Yet Adopted

In June 2011, the Financial Accounting Standards Board issued guidance on the presentation of total comprehensive income, the components of net income, and the components of other comprehensive income. This guidance is intended to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (our fiscal 2013 first quarter). We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

## Known Events, Uncertainties, and Trends

**Financial Strategy and Stock Repurchase Plan**
Our financial strategy is to utilize a prudent amount of debt, including operating leases, letters of credit, and any guarantees, to minimize the weighted average cost of capital while allowing financial flexibility. This strategy has periodically allowed us to repurchase RTI common stock. During the year ended May 31, 2011, we repurchased no shares of RTI common stock. The total number of remaining shares authorized to be repurchased, as of May 31, 2011, is approximately 7.9 million. To the extent not funded with cash from operating activities and proceeds from stock option exercises, future repurchases, if any, may be funded by borrowings. The repurchase of shares in any particular future period and the actual amount thereof remain at the discretion of the Board of Directors, and no assurance can be given that shares will be repurchased in the future.

**Dividends**
During fiscal 1997, our Board of Directors approved a dividend policy as an additional means of returning capital to our shareholders. The payment of a dividend in any particular future period and the actual amount thereof remain at the discretion of the Board of Directors. Our last dividend was paid on August 7, 2007 and no assurance can be given that dividends will be paid in the future.

**Fiscal Year**
RTI's fiscal year 2012 will contain 53 weeks and end on June 5, 2012.

**Impact of Inflation**
The impact of inflation on the cost of food, labor, supplies, utilities, real estate, and construction costs could adversely impact our operating results. Historically, we have been able to recover certain inflationary cost increases through increased menu prices coupled with more efficient purchasing practices and productivity improvements. Competitive pressures may limit our ability to completely recover such cost increases. Historically, the effect of inflation has not significantly impacted our net income.

# Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk from fluctuations in interest rates and changes in commodity prices. The interest rate charged on our Credit Facility can vary based on the interest rate option we choose to utilize. Our Base Rate for borrowings is defined to be the higher of Bank of America's prime rate, the Federal Funds Rate plus 0.5%, or an adjusted LIBO Rate plus 1.00%, plus an applicable margin ranging from 0.25% to 1.25%. The applicable margin for our Eurodollar Borrowings ranges from 1.25% to 2.25%. As of May 31, 2011, the total amount of outstanding debt subject to interest rate fluctuations was $193.4 million. A hypothetical 100 basis point change in short-term interest rates would result in an increase or decrease in interest expense of $1.9 million per year, assuming a consistent capital structure.

Many of the ingredients used in the products we sell in our restaurants are commodities that are subject to unpredictable price volatility. This volatility may be due to factors outside our control such as weather and seasonality. We attempt to minimize the effect of price volatility by negotiating fixed price contracts for the supply of key ingredients. Historically, and subject to competitive market conditions, we have been able to mitigate the negative impact of price volatility through adjustments to average check or menu mix.

# Item 8. Financial Statements and Supplementary Data

Ruby Tuesday, Inc. and Subsidiaries
**Index to Consolidated Financial Statements**

Ruby Tuesday, Inc. and Subsidiaries
**Consolidated Financial Statements**
**Consolidated Statements of Operations**
(In thousands, except per-share data)

| | For the Fiscal Year Ended | | |
|---|---|---|---|
| | **May 31, 2011** | June 1, 2010 | June 2, 2009 |
| Revenue: | | | |
| Restaurant sales and operating revenue | **$ 1,258,015** | $ 1,188,043 | $ 1,239,104 |
| Franchise revenue | **7,147** | 6,753 | 9,452 |
| | **1,265,162** | 1,194,796 | 1,248,556 |
| Operating costs and expenses: | | | |
| Cost of merchandise | **365,653** | 344,462 | 349,362 |
| Payroll and related costs | **422,230** | 396,877 | 421,023 |
| Other restaurant operating costs | **256,632** | 240,947 | 256,063 |
| Depreciation | **62,878** | 63,767 | 74,973 |
| Selling, general, and administrative, net of support service fee income totaling $3,129 in 2011, $4,610 in 2010 and $6,295 in 2009 | **85,971** | 70,526 | 82,167 |
| Closures and impairments | **6,249** | 3,776 | 54,951 |
| Goodwill impairment | | | 18,957 |
| Equity in losses/(earnings) of unconsolidated franchises | **574** | 328 | (14) |
| Interest expense, net of interest income totaling $522 in 2011, $990 in 2010 and $1,052 in 2009 | **12,353** | 16,355 | 33,940 |
| | **1,212,540** | 1,137,038 | 1,291,422 |
| Income/(loss) before income taxes | **52,622** | 57,758 | (42,866) |
| Provision/(benefit) for income taxes | **5,744** | 12,414 | (24,948) |
| Net income/(loss) | **$ 46,878** | $ 45,344 | $ (17,918) |
| Earnings/(loss) per share: | | | |
| Basic | **$ 0.73** | $ 0.74 | $ (0.35) |
| Diluted | **$ 0.72** | $ 0.73 | $ (0.35) |
| Weighted average shares: | | | |
| Basic | **64,029** | 61,533 | 51,395 |
| Diluted | **64,948** | 61,870 | 51,395 |

The accompanying notes are an integral part of the consolidated financial statements.

Ruby Tuesday, Inc. and Subsidiaries
**Consolidated Balance Sheets**
(In thousands, except per-share data)

| | May 31, 2011 | June 1, 2010 |
|---|---|---|
| Assets: | | |
| Current assets: | | |
| Cash and short-term investments | $ 9,722 | $ 9,569 |
| Accounts and notes receivable, net | 7,531 | 9,746 |
| Inventories: | | |
| Merchandise | 25,627 | 21,145 |
| China, silver and supplies | 8,843 | 7,668 |
| Income tax receivable | 3,077 | |
| Deferred income taxes | 14,429 | 13,794 |
| Prepaid rent and other expenses | 12,797 | 11,154 |
| Assets held for sale | 1,340 | 3,234 |
| Total current assets | 83,366 | 76,310 |
| Property and equipment, net | 1,031,151 | 943,486 |
| Goodwill | 15,571 | |
| Notes receivable, net | | 269 |
| Other assets | 56,938 | 43,964 |
| Total assets | $ 1,187,026 | $ 1,064,029 |
| Liabilities and Shareholders' Equity: | | |
| Current liabilities: | | |
| Accounts payable | $ 29,807 | $ 22,951 |
| Accrued liabilities: | | |
| Taxes, other than income taxes | 23,425 | 19,905 |
| Payroll and related costs | 17,829 | 22,425 |
| Insurance | 6,581 | 8,219 |
| Deferred revenue – gift cards | 8,731 | 8,473 |
| Rent and other | 17,861 | 18,983 |
| Current maturities of long-term debt, including capital leases | 15,090 | 12,776 |
| Income tax payable | | 1,049 |
| Total current liabilities | 119,324 | 114,781 |
| Long-term debt and capital leases, less current maturities | 329,184 | 276,490 |
| Deferred income taxes | 42,923 | 40,010 |
| Deferred escalating minimum rent | 44,291 | 42,305 |
| Other deferred liabilities | 59,591 | 52,343 |
| Total liabilities | 595,313 | 525,929 |
| Commitments and contingencies (Note 12) | | |
| Shareholders' equity: | | |
| Common stock, $0.01 par value; (authorized: 100,000 shares; issued: 2011 – 65,098 shares, 2010 – 64,492 shares) | 651 | 645 |
| Capital in excess of par value | 104,941 | 98,337 |
| Retained earnings | 499,173 | 452,295 |
| Deferred compensation liability payable in Company stock | 1,556 | 2,036 |
| Company stock held by Deferred Compensation Plan | (1,556) | (2,036) |
| Accumulated other comprehensive loss | (13,052) | (13,177) |
| | 591,713 | 538,100 |
| Total liabilities and shareholders' equity | $ 1,187,026 | $ 1,064,029 |

The accompanying notes are an integral part of the consolidated financial statements.

Ruby Tuesday, Inc. and Subsidiaries

**Consolidated Statements of Shareholders' Equity and Comprehensive Income/(Loss)**

(In thousands, except per-share data)

| | Common Stock Issued Shares | Common Stock Issued Amount | Capital In Excess of Par Value | Retained Earnings | Deferred Compensation Liability | Company Stock Held by the Deferred Compensation Plan | Accumulated Other Comprehensive Loss | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|
| Balance, June 3, 2008 | 52,772 | $528 | $15,081 | $425,606 | $2,877 | $(2,877) | $(9,697) | $431,518 |
| Net loss | | | | (17,918) | | | | (17,918) |
| Pension and post-retirement benefit plans, net of taxes of $1,372 | | | | | | | (2,085) | (2,085) |
| Comprehensive loss | | | | | | | | (20,003) |
| Adjustment to change measurement date of pension and post-retirement benefit plans, net of taxes of $237 and $89, respectively | | | | (360) | | | (135) | (495) |
| Adjustment to split-dollar life insurance, net of taxes of $248 | | | | (377) | | | | (377) |
| Shares issued pursuant to compensation plans, net of cancellations | 34 | | | | | | | |
| Share-based compensation, net of taxes of $274 | | | 5,723 | | | | | 5,723 |
| Changes in Deferred Compensation Plan | | | | | (677) | 677 | | 0 |
| Balance, June 2, 2009 | 52,806 | 528 | 20,804 | 406,951 | 2,200 | (2,200) | (11,917) | 416,366 |
| Net income | | | | 45,344 | | | | 45,344 |
| Pension and post-retirement benefit plans, net of taxes of $829 | | | | | | | (1,260) | (1,260) |
| Comprehensive income | | | | | | | | 44,084 |
| Common stock offering | 11,500 | 115 | 73,010 | | | | | 73,125 |
| Shares issued pursuant to compensation plans, net of cancellations | 186 | 2 | (2) | | | | | 0 |
| Share-based compensation, net of taxes of $2,741 | | | 4,525 | | | | | 4,525 |
| Changes in Deferred Compensation Plan | | | | | (164) | 164 | | 0 |
| Balance, June 1, 2010 | 64,492 | 645 | 98,337 | 452,295 | 2,036 | (2,036) | (13,177) | 538,100 |
| Net income | | | | 46,878 | | | | 46,878 |
| Pension and post-retirement benefit plans, net of taxes of $82 | | | | | | | 125 | 125 |
| Comprehensive income | | | | | | | | 47,003 |
| Shares issued pursuant to compensation plans, net of cancellations | 606 | 6 | 1,897 | | | | | 1,903 |
| Share-based compensation, net of taxes of $3,156 | | | 4,707 | | | | | 4,707 |
| Changes in Deferred Compensation Plan | | | | | (480) | 480 | | 0 |
| Balance, May 31, 2011 | 65,098 | $651 | $104,941 | $499,173 | $1,556 | $(1,556) | $(13,052) | $591,713 |

The accompanying notes are an integral part of the consolidated financial statements.

Ruby Tuesday, Inc. and Subsidiaries

**Consolidated Statements of Cash Flows**

(In thousands)

| | For the Fiscal Year Ended | | |
|---|---|---|---|
| | **May 31, 2011** | June 1, 2010 | June 2, 2009 |
| Operating activities: | | | |
| Net income/(loss) | **$ 46,878** | $ 45,344 | $ (17,918) |
| Adjustments to reconcile net income/(loss) to net cash provided by operating activities: | | | |
| Depreciation | **62,878** | 63,767 | 74,973 |
| Amortization of intangibles | **1,477** | 652 | 726 |
| Provision for bad debts | **570** | 1,730 | 3,690 |
| Deferred income taxes | **(1,486)** | 19,516 | (16,315) |
| Loss on impairments, including disposition of assets | **6,916** | 3,059 | 42,500 |
| Goodwill impairment | | | 18,957 |
| Equity in losses/(earnings) of unconsolidated franchises | **574** | 328 | (14) |
| Share-based compensation expense | **7,863** | 7,266 | 6,007 |
| Excess tax benefits from share-based compensation | **(599)** | | |
| Gain on franchise partnership acquisitions, net of settlement losses | **(6,676)** | | |
| Other | **708** | 1,941 | 1,869 |
| Changes in operating assets and liabilities: | | | |
| Receivables | **265** | (2,748) | 33 |
| Inventories | **(2,453)** | (7,788) | 329 |
| Income taxes | **(4,126)** | 9,681 | (924) |
| Prepaid and other assets | **(1,013)** | (2,281) | 6,911 |
| Accounts payable, accrued and other liabilities | **4,516** | (203) | (18,255) |
| Net cash provided by operating activities | **116,292** | 140,264 | 102,569 |
| Investing activities: | | | |
| Purchases of property and equipment | **(26,684)** | (17,672) | (17,186) |
| Acquisition of franchise and other entities, net of cash acquired | **(4,257)** | | (673) |
| Proceeds from disposal of assets | **6,741** | 5,479 | 11,660 |
| Reductions in Deferred Compensation Plan assets | **535** | 694 | 6,643 |
| Other, net | **(827)** | 2,060 | 2,751 |
| Net cash (used)/provided by investing activities | **(24,492)** | (9,439) | 3,195 |
| Financing activities: | | | |
| Net payments on revolving credit facility | **(67,900)** | (115,300) | (95,300) |
| Principal payments on other long-term debt | **(23,437)** | (88,841) | (16,736) |
| Proceeds from issuance of stock, net of fees | | 73,125 | |
| Proceeds from exercise of stock options | **1,903** | | |
| Excess tax benefits from share-based compensation | **599** | | |
| Payments for debt issuance costs | **(2,812)** | | |
| Net cash used by financing activities | **(91,647)** | (131,016) | (112,036) |
| Increase/(decrease) in cash and short-term investments | **153** | (191) | (6,272) |
| Cash and short-term investments: | | | |
| Beginning of year | **9,569** | 9,760 | 16,032 |
| End of year | **$ 9,722** | $ 9,569 | $ 9,760 |
| Supplemental disclosure of cash flow information- | | | |
| Cash paid/(received) for: | | | |
| Interest, net of amount capitalized | **$ 12,442** | $ 18,944 | $ 34,171 |
| Income taxes, net | **$ 8,924** | $ (14,100) | $ (7,050) |
| Significant non-cash investing and financing activities- | | | |
| Retirement of fully depreciated assets | **$ 15,830** | $ 27,491 | $ 45,445 |
| Reclassification of properties to/(from) assets held for sale or receivables | **$ 3,405** | $ (8,175) | $ 9,580 |
| Assumption of debt and capital leases related to franchise partnership acquisitions | **$ 147,005** | | |
| Liability for claim settlements and insurance receivables | **$ (2,332)** | $ 2,607 | $ (660) |

The accompanying notes are an integral part of the consolidated financial statements.

Ruby Tuesday, Inc. and Subsidiaries
**Notes to Consolidated Financial Statements**

## 1. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

***Description of Business and Principles of Consolidation***
Ruby Tuesday, Inc. including its wholly-owned subsidiaries ("RTI," the "Company," "we" and/or "our") develops, operates and franchises casual dining restaurants in the United States, Guam, and 14 other countries under the Ruby Tuesday® brand. We also own and operate one Marlin & Ray's™, one Truffles®, and two Wok Hay® casual dining restaurants. At May 31, 2011, we owned and operated 750 Ruby Tuesday restaurants concentrated primarily in the Northeast, Southeast, Mid-Atlantic, and Midwest of the United States. As of fiscal year end, there were 96 domestic and international franchise Ruby Tuesday restaurants located in 14 states primarily outside the Company's existing core markets (primarily the Western United States and portions of the Midwest) and in the Asia Pacific Region, Middle East, Guam, Canada, Iceland, Eastern Europe, the United Kingdom, and Central and South America.

RTI consolidates its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

***Equity Method Accounting***
"Franchise partnerships" as used throughout the Notes to Consolidated Financial Statements refer to our previous domestic franchisees in which we owned 1% or 50% of the equity of each such franchisee. As further discussed in Note 3 to the Consolidated Financial Statements, we acquired 11 of our franchise partnerships during fiscal 2011 and the remaining franchise partnerships have ceased operations. We applied the equity method of accounting to our 50%-owned franchise partnerships through the dates of acquisitions. Accordingly, we recognized our pro rata share of the earnings or losses of the franchise partnerships in the Consolidated Statements of Operations when reported by those franchisees. The cost method of accounting was applied to all 1%-owned franchise partnerships.

As of May 31, 2011, we were the franchisor of 96 traditional domestic and international franchise Ruby Tuesday restaurants. Based on an analysis prepared using financial information obtained, when necessary, from the franchise entities, we concluded that, for all periods presented, we were not required to consolidate any of the franchise entities.

A further description of our franchise programs is provided in Note 2 to the Consolidated Financial Statements.

***Fiscal Year***
Our fiscal year ends on the first Tuesday following May 30 and, as a result, a 53rd week is added every five or six years. The fiscal years ended May 31, 2011, June 1, 2010, and June 2, 2009 each contained 52 weeks.

***Revenue Recognition***
Revenue from restaurant sales is recognized when food and beverage products are sold. We present sales net of sales tax and other sales-related taxes. Deferred revenue-gift cards primarily represents our liability for gift cards that have been sold, but not yet redeemed, and is recorded at the expected redemption value. When the gift cards are redeemed, we recognize restaurant sales and reduce the deferred revenue.

We began selling gift cards during fiscal 2005. Prior to the third quarter of fiscal 2009, where allowed, we charged dormancy fees for gift cards after two years. Given that the dormancy fees could eventually reduce gift card balances to zero, we did not record income for estimated gift card breakage. During the third quarter of fiscal 2009, we discontinued our practice of charging dormancy fees. Using gift card redemption history, we determined that substantially all of our guests utilize their gift cards within two years from the date of purchase. Accordingly, we now recognize gift card breakage for non-escheatable amounts beginning 24 months after the date of activation.

We recognized gift card breakage income of $1.5 million, $1.8 million, and $2.2 million during fiscal 2011, 2010, and 2009, respectively. We also recognized dormancy fee income of $0.9 million during fiscal 2009. This income is included as an offset to Other Restaurant Operating Costs in the Consolidated Statements of Operations.

Franchise development and license fees received are recognized when we have substantially performed all material services and the restaurant has opened for business. Franchise royalties (generally 4% of monthly sales) are recognized as franchise revenue on the accrual basis. Advertising amounts received from domestic franchisees are considered by us to be reimbursements, recorded on an accrual basis when earned, and have been netted against selling, general, and administrative expenses in the Consolidated Statements of Operations.

We charge our franchisees various monthly fees that are calculated as a percentage of the respective franchise's monthly sales. Our franchise agreements allowed us to charge up to a 4.0% royalty fee, a 1.5% support service fee, a 1.5% marketing and purchasing fee, and an advertising fee of up to 3.0%. We deferred recognition of franchise fee revenue for any franchise partnership with negative cash flows at times when the negative cash flows are deemed to be anything other than temporary and the franchise has either borrowed directly from us or, historically, in regards to the franchise partnerships, through a facility for which we provided a guarantee.

We also do not recognize franchise fee revenue from franchises with fees in excess of 60 days past due. Accordingly, we have deferred recognition of a portion of franchise revenue from certain franchises. Unearned income for franchise fees was $1.2 million and $2.4 million as of May 31, 2011 and June 1, 2010, respectively, which is included in Other deferred liabilities and/or Accrued liabilities – Rent and other in the Consolidated Balance Sheets.

***Allowance for Doubtful Notes***
We follow a systematic methodology each quarter in our analysis of franchise and other notes receivable in order to estimate losses inherent at the balance sheet date. A detailed analysis of our loan portfolio involves reviewing the terms, note amounts, and other relevant information for each significant borrower. Based on the results of the analysis, the allowance for doubtful notes is adjusted as appropriate. See Note 4 to the Consolidated Financial Statements for more information on our notes receivable and our allowance for doubtful accounts.

***Pre-Opening Expenses***
Salaries, personnel training costs, pre-opening rent, and other expenses of opening new facilities are charged to expense as incurred.

***Share-Based Employee Compensation Plans***
We recognize share-based payment transactions, including grants of employee stock options and restricted stock, as compensation expense based on the fair value of the equity award on the grant date. This compensation expense is recognized over the service period on a straight-line basis for all awards except those awarded to retirement-eligible individuals, which are recognized on the grant date at their estimated fair value. We record share-based compensation expense consistent with the other compensation expense for the recipient in either Payroll and related costs or Selling, general, and administrative in our Consolidated Statements of Operations. See Note 11 to the Consolidated Financial Statements for further discussion regarding our share-based employee compensation plans.

***Marketing Costs***
Except for television and radio advertising production costs which we expense when the advertisement is first shown, we expense marketing costs as incurred. Marketing expenses, net of franchise reimbursements, which are included in Selling, general, and administrative expense in the Consolidated Statements of Operations, totaled $27.8 million, $15.4 million, and $30.4 million for fiscal 2011, 2010, and 2009, respectively.

***Impairment or Disposal of Long-Lived Assets***
We review our long-lived assets related to each restaurant to be held and used in the business, including any allocated intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We evaluate restaurants based upon cash flows as our primary indicator of impairment. Based on the best information available, we write down an impaired restaurant to its fair value based upon estimated future discounted cash flows and salvage value, if any. In addition, when we decide to close a restaurant it is reviewed for impairment and depreciable lives are adjusted. The impairment evaluation is based on the estimated cash flows from continuing use through the expected disposal date and the expected terminal value.

See Note 8 to the Consolidated Financial Statements for a further discussion regarding our closures and impairments, including the impairments of goodwill and other long-lived assets.

***Income Taxes***
Our deferred income taxes are determined utilizing the asset and liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize interest and penalties accrued related to unrecognized tax benefits as components of our income tax expense.

We recognize in our consolidated financial statements the benefit of a position taken or expected to be taken in a tax return when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. Changes in judgment that result in subsequent recognition, derecognition or change in a measurement date of a tax position taken in a prior annual period (including any related interest and penalties) are recognized as a discrete item in the interim period in which the change occurs.

See Note 10 to the Consolidated Financial Statements for a further discussion of our income taxes.

***Earnings/(Loss) Per Share***
Basic earnings/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding during each period presented. Diluted earnings/(loss) per share gives effect to stock options and restricted stock outstanding during the applicable periods. The following table reflects the calculation of weighted-average common and dilutive potential common shares outstanding as presented in the accompanying Consolidated Statements of Operations (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Net income/(loss) | **$ 46,878** | $ 45,344 | $ (17,918) |
| Weighted-average common shares outstanding | **64,029** | 61,533 | 51,395 |
| Dilutive effect of stock options and restricted stock | **919** | 337 | – |
| Weighted average common and dilutive potential common shares outstanding | **64,948** | 61,870 | 51,395 |
| Basic earnings/(loss) per share | **$ 0.73** | $ 0.74 | $ (0.35) |
| Diluted earnings/(loss) per share | **$ 0.72** | $ 0.73 | $ (0.35) |

Stock options with an exercise price greater than the average market price of our common stock and certain options with unrecognized compensation expense do not impact the computation of diluted earnings/(loss) per share because the effect would be anti-dilutive. The following table summarizes stock options and restricted shares that did not impact the computation of diluted earnings/(loss) per share because their inclusion would have had an anti-dilutive effect (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Stock options | **2,517** | 4,450 | 4,802 |
| Restricted shares | **421** | 884 | 1,388 |
| Total | **2,938** | 5,334 | 6,190 |

***Comprehensive Income/(Loss)***
Comprehensive income/(loss) includes net income/(loss) adjusted for certain revenue, expenses, gains and losses that are excluded from net income/(loss) in accordance with U.S. generally accepted accounting principles, such as pension adjustments. Comprehensive income/(loss) is shown as a separate component in the Consolidated Statements of Shareholders' Equity and Comprehensive Income/(Loss).

***Cash and Short-Term Investments***
Our cash management program provides for the investment of excess cash balances in short-term money market instruments. Short-term investments are stated at cost, which approximates market value. We consider amounts

receivable from credit card companies and marketable securities with a maturity of three months or less when purchased to be short-term investments.

***Inventories***
Inventories consist of food, supplies, china and silver and are stated at the lower of cost (first-in, first-out) or market.

***Property and Equipment and Depreciation***
Property and equipment is valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of depreciable assets generally range from three to 35 years for buildings and improvements and from three to 15 years for restaurant and other equipment.

***Goodwill and Other Intangible Assets***
Goodwill represents the excess of costs over the fair market value of assets of businesses acquired. During fiscal 2011, we recorded $15.6 million of goodwill associated with certain of our acquisitions as further discussed in Note 3 to the Consolidated Financial Statements. As further discussed in Note 8 to the Consolidated Financial Statements, in fiscal 2009 we determined that goodwill from our predecessor's acquisition of the Ruby Tuesday concept in 1982, the previous acquisitions of certain franchise partnerships, and the Wok Hay acquisition was impaired, and we recorded a charge of $19.0 million ($14.0 million, net of tax), representing the full value of the goodwill.

We perform tests for impairment annually, or more frequently if events or circumstances indicate it might be impaired. Impairment tests for goodwill include comparing the fair value of the respective reporting unit with its carrying value, including goodwill. We use a variety of methodologies in conducting these impairment assessments, including cash flow analyses that are consistent with the assumptions we believe hypothetical marketplace participants would use, estimates of sales proceeds and other measures, such as fair market price of our common stock, as evidenced by closing trading price. Where applicable, we use an appropriate discount rate that is commensurate with the risk inherent in the projected cash flows. If market conditions deteriorate, or if operating results decline unexpectedly, we may be required to record impairment charges.

The changes in the carrying amount of goodwill are as follows (in thousands):

| | |
|---|---|
| Balance at June 2, 2009 and June 1, 2010 | $ – |
| Acquisitions | 15,571 |
| **Balance at May 31, 2011** | **$ 15,571** |

Other intangible assets consist of reacquired franchise rights, favorable lease valuations, and trademarks. The reacquired franchise rights were acquired as part of certain franchise acquisitions. The favorable lease valuations resulted from the terms of acquired franchise operating lease contracts being favorable relative to market terms of comparable leases on the acquisition date. See Note 3 to the Consolidated Financial Statements for more information on the purchase price allocation applied to each of RTI's franchise partnership acquisitions in fiscal 2011. There were no franchise partnership acquisitions in fiscal 2010 or 2009.

Amortization expense of other intangible assets for fiscal 2011, 2010, and 2009 totaled $1.5 million, $0.7 million, and $0.7 million, respectively. We amortize reacquired franchise rights on a straight-line basis over the remaining term of the franchise operating agreements. The weighted average amortization period of reacquired franchise rights is 8.4 years. We amortize favorable lease valuations as a component of rent expense on a straight-line basis over the remaining lives of the leases. The weighted average amortization period of the favorable lease valuations is 26.6 years. We amortize trade and service marks on a straight-line basis over the life of the trade and service marks, typically 10 years. Amortization expense for trademarks and reacquired franchise rights each of the next five years is expected to be $2.1 million in fiscal 2012, $2.0 million in fiscal 2013, $1.8 million in fiscal 2014, $1.6 million in fiscal 2015, and $1.3 million in fiscal 2016. Rent expense resulting from amortization of favorable lease valuations, net of rent income resulting from amortization of unfavorable lease valuations, is expected to be insignificant for each of the next five years.

Other intangible assets which are included in other assets in the Consolidated Balance Sheets consist of the following (in thousands):

| | **2011** | | 2010 | |
|---|---|---|---|---|
| | **Gross Carrying Amount** | **Accumulated Amortization** | Gross Carrying Amount | Accumulated Amortization |
| Reacquired franchise rights | **$ 14,900** | **$ 2,956** | $ 4,658 | $ 1,780 |
| Favorable lease valuations * | **2,023** | **63** | – | – |
| Trademarks | **836** | **672** | 1,659 | 1,222 |
| | **$ 17,759** | **$ 3,691** | $ 6,317 | $ 3,002 |

* As of May 31, 2011, we also had $1.2 million of unfavorable lease valuation liabilities which resulted from the terms of acquired franchise operating lease contracts being unfavorable relative to market terms of comparable leases on the acquisition date. The majority of these liabilities are included within Other deferred liabilities in our May 31, 2011 Consolidated Balance Sheet. See Note 3 to the Consolidated Financial Statements for more information on the favorable and unfavorable lease valuations from our acquisitions of franchise partnerships during fiscal 2011.

***Deferred Escalating Minimum Rent***

Certain of our operating leases contain predetermined fixed escalations of the minimum rentals during the term of the lease, which includes option periods where failure to exercise such options would result in an economic penalty. For these leases, we recognize the related rental expense on a straight-line basis over the life of the lease, beginning with the point at which we obtain control and possession of the leased properties, and record the difference between the amounts charged to operations and amounts paid as deferred escalating minimum rent. Any lease incentives received are deferred and subsequently amortized over a straight-line basis over the life of the lease as a reduction of rent expense.

***Pensions and Post-Retirement Medical Benefits***

We measure and recognize the funded status of our defined benefit and postretirement plans in our Consolidated Balance Sheet as of our fiscal year end. The funded status represents the difference between the projected benefit obligation and the fair value of plan assets. The projected benefit obligation is the present value of benefits earned to date by plan participants, including the effect of future salary increases, as applicable. The difference between the projected benefit obligation and the fair value of assets that has not previously been recognized as expense is recorded as a component of other comprehensive income/(loss). Prior to fiscal 2009, our plans had measurement dates that did not coincide with our fiscal year end. As required by GAAP, we used the measurements performed in fiscal 2008 to estimate the effects of our change to fiscal year end measurement dates. The change in measurement dates during fiscal 2009 resulted in a $0.4 million charge, net of tax, to retained earnings and a $0.1 million increase, net of tax, to accumulated other comprehensive loss, representing changes in the benefit obligations and fair value of plan assets during the transition period.

***Fair Value of Financial Instruments***

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The fair values are assigned a level within the fair value hierarchy to prioritize the inputs used to measure the fair value of assets or liabilities. These levels are:

- Level 1 – Observable inputs such as quoted prices in active markets for identical assets or liabilities;
- Level 2 – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3 – Unobservable inputs which require the reporting entity to develop its own assumptions.

See Note 13 to the Consolidated Financial Statements for a further discussion of our financial instruments.

***Guarantees***

As discussed in Note 12 to the Consolidated Financial Statements, our third-party guarantees generally consist of divestiture guarantees. The divestiture guarantees all arose prior to the adoption of accounting guidance requiring recognition, at the inception of a guarantee, of a liability for the fair value of the obligation undertaken, and are thus exempted from its requirements. The potential amount of future payments to be made under these agreements is discussed in Note 12.

Through fiscal 2011, we were also subject to franchise partnership debt guarantees. These guarantees were resolved by either partnership acquisitions or settlement. See Note 12 for further discussion regarding resolution of our franchise partnership guarantees in fiscal 2011.

***Segment Reporting***
Operating segments are components of an enterprise about which separate financial information is available that is reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We aggregate similar operating segments into a single reportable operating segment if the businesses are considered similar. We consider our restaurant and franchising operations as similar and have aggregated them.

***Accounting Pronouncements Adopted in Fiscal 2011***
In June 2009, the FASB issued guidance related to the consolidation of variable interest entities. The updated guidance eliminates the prior exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the pre-Codification guidance. The guidance is effective for fiscal years beginning after November 15, 2009 (fiscal 2011 for RTI). The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

In January 2010, the FASB issued fair value guidance requiring new disclosures and clarification of existing disclosures for assets and liabilities that are measured at fair value on either a recurring or non-recurring basis. The guidance requires disclosure of transfer activity into and out of Level 1 and Level 2 fair value measurements and also requires more detailed disclosure about the activity within Level 3 fair value measurements. The majority of the requirements in this guidance were effective for interim and annual periods beginning after December 15, 2009 (our fiscal 2010 fourth quarter) and were adopted in our fiscal 2010 fourth quarter. Requirements related to Level 3 disclosures are effective for annual and interim periods beginning after December 15, 2010 (our fiscal 2011 fourth quarter). The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

***Accounting Pronouncements Not Yet Adopted***
In June 2011, the FASB issued guidance on the presentation of total comprehensive income, the components of net income, and the components of other comprehensive income. This guidance is intended to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (our fiscal 2013 first quarter). We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

## 2. Franchise Programs

As of May 31, 2011, our franchise programs included arrangements with 30 traditional domestic and international franchisees which collectively operated 96 Ruby Tuesday restaurants and one Wok Hay restaurant. We do not own any equity interest in our traditional franchisees. As discussed further in Notes 3 and 12 to the Consolidated Financial Statements, during fiscal 2011 we acquired the remaining 99% and 50% membership interests of 11 franchise partnerships and acquired an additional Ruby Tuesday restaurant from a twelfth franchise partnership.

We enter into development agreements with our franchisees that require them to open varying numbers of Ruby Tuesday restaurants. As of May 31, 2011, 17 of our 30 traditional franchisees had agreements to develop new franchised Ruby Tuesday restaurants. During fiscal 2011, 2010, and 2009, our franchisees opened eight, six, and 19 restaurants, respectively, pursuant to development agreements, as follows:

| Fiscal Year | Franchise Partnerships | Other Domestic | International | Total |
|---|---|---|---|---|
| 2011 | 1 | 4 | 3* | 8 |
| 2010 | – | 2 | 4 | 6 |
| 2009 | – | 10 | 9 | 19 |

*Includes one Wok Hay opening.

In conjunction with these openings, we recognized development and licensing fee income totaling $0.4 million, $0.1 million, and $0.6 million in fiscal 2011, 2010, and 2009, respectively.

Deferred development and licensing fees associated with all franchisees totaled $0.8 million and $1.2 million at May 31, 2011 and June 1, 2010, respectively. We will recognize these fees as income when we have substantially performed all material services and the restaurant has opened for business.

As part of the franchise partnership program, we sponsored and served as partial guarantor for certain credit facilities to assist franchise partnerships with new restaurant development, working capital, and operational cash flow requirements. During fiscal 2011, we recorded an expense associated with the payment of $6.7 million of guarantees to lenders for certain debt for two of our franchise partnerships, both of which have closed or sold their restaurants during the current year. See Note 12 to the Consolidated Financial Statements for more information on these guarantee payments made during the current year.

**3. Business and License Acquisitions**

***Fiscal 2011 transactions***
As part of our strategy to generate incremental revenue and EBITDA through new concept conversions and franchise partnership acquisitions, as discussed below, during fiscal 2011 we acquired 109 Ruby Tuesday restaurants, including 106 purchased from certain of our franchise partnerships and three purchased from a traditional domestic franchisee.

On May 4, 2011, we acquired the remaining 50% of the membership interest of RT Minneapolis Franchise, LLC; and the remaining 99% of the membership interest of RT Las Vegas Franchise, LLC; thereby increasing our ownership to 100% of these two companies. These franchise partnerships collectively operated 13 restaurants at the time of acquisition, and were acquired for assumed debt. At the time of acquisition, these franchise partnerships had total debt of $18.7 million, $0.9 million of which was payable to RTI.

On February 25, 2011, we acquired one Ruby Tuesday restaurant from RT Utah Franchise, LLC ("RT Utah"), a franchise partnership in which we have a 1% ownership interest, for $2.0 million. Shortly before completion of this transaction, RT Utah closed its other five restaurants. See Note 12 to the Consolidated Financial Statements for discussion of our guarantee of certain of RT Utah's debt.

On February 2, 2011, we acquired the remaining 50% of the membership interests of RT Western Missouri Franchise, LLC; RT Omaha Franchise, LLC; RT KCMO Franchise, LLC; and RT St. Louis Franchise, LLC; and the remaining 99% of the membership interests of RT Indianapolis Franchise, LLC; RT Portland Franchise, LLC; and RT Denver Franchise, LP; thereby increasing our ownership to 100% of these seven companies. These franchise partnerships collectively operated 72 restaurants at the time of acquisition, and were acquired for $0.5 million plus assumed debt. As further consideration for these transactions, we surrendered collection of notes receivable and lines of credit due from certain of these franchisees. The notes and lines of credit, net of allowances for doubtful accounts, totaled $0.9 million at the time of the transactions. At the time of acquisition, these franchise partnerships had total debt of $106.6 million, $3.8 million of which was payable to RTI.

On October 13, 2010, we acquired three Ruby Tuesday restaurants from a traditional domestic franchise in Kentucky for $1.6 million in cash.

On August 4, 2010, we acquired the remaining 99% and 50% of the membership interests of RT Long Island Franchise, LLC ("RT Long Island") and RT New England Franchise, LLC ("RT New England"), respectively, thereby increasing our ownership to 100% of these companies. RT Long Island and RT New England, previously franchise partnerships with 10 Ruby Tuesday restaurants each, were acquired for $0.2 million plus assumed debt. As further consideration for the RT Long Island transaction, we surrendered collection of its note receivable and line of credit due from the franchise. The note and line of credit, net of allowances for doubtful accounts and unearned revenue, totaled $0.4 million at the time of the transaction. RT Long Island and RT New England had total debt of $24.3 million at the time of acquisition, $1.9 million of which was payable to RTI.

Our Consolidated Financial Statements reflect the results of operations of these acquired restaurants subsequent to the dates of acquisition.

The purchase prices of acquisitions during the year ended May 31, 2011 have preliminarily been allocated based on initial fair value estimates as follows (in thousands):

| | | |
|---|---|---|
| Property and equipment | $ | 137,075 |
| Goodwill | | 15,571 |
| Reacquired franchise rights | | 10,242 |
| Other intangible assets, net of liabilities of $1,288 | | 735 |
| Deferred income taxes | | 380 |
| Long-term debt and capital leases | | (147,005) |
| Other net liabilities | | (4,536) |
| Notes receivable | | (1,529) |
| Net impact on Consolidated Balance Sheet | | 10,933 |
| | | |
| Gain on settlement of preexisting contracts, net | | (4,906) |
| Gain on acquisitions | | (1,770) |
| Net impact on Consolidated Statement of Operations | | (6,676) |
| Aggregate cash purchase prices | $ | 4,257 |

The RT Long Island, RT Indianapolis, and RT KCMO acquisitions were considered bargain purchases as the purchase prices were less than the values assigned to the assets and liabilities acquired. For the year ended May 31, 2011, the $4.9 million estimated combined net gain on settlement of all preexisting contracts, as well as the bargain purchase gain of $1.8 million on these three acquisitions, is included in Other restaurant operating costs in our Consolidated Statements of Operations.

We recorded $15.6 million of goodwill due to the purchase price exceeding the estimated fair value of the net assets acquired in certain of the acquisitions. Of the goodwill recorded, we anticipate that approximately $8.2 million will be nondeductible for tax purposes.

We amortize the $10.2 million of reacquired franchise rights associated with these acquisitions on a straight-line basis over the remaining term of the franchise operating agreements, which are approximately two to 12 years from the dates of acquisition.

Other intangible assets, net of liabilities consist of assets and liabilities resulting from the terms of acquired operating lease contracts being favorable or unfavorable relative to market terms of comparable leases on the acquisition date. These assets and liabilities totaled $2.0 million and $1.3 million, respectively, at the time of acquisition and will be amortized as a component of rent expense over the remaining lives of the leases, which are approximately one to 33 years.

The table below shows operating results from the dates of acquisition (which occurred between August 4, 2010 and May 4, 2011) for the year ended May 31, 2011 for the 109 restaurants that were acquired from franchisees in fiscal 2011 (in thousands):

| | (Unaudited) May 31, 2011 |
|---|---|
| Total revenue | $ 76,068 |
| | |
| Cost of merchandise | 22,349 |
| Payroll and related costs | 25,535 |
| Other restaurant operating costs | 16,499 |
| Depreciation | 3,432 |
| Selling, general, and administrative | 4,431 |
| | 72,246 |
| Income before income taxes | $ 3,822 |

The following table presents supplemental pro forma information as if the acquisition of 106 restaurants from franchise partnerships had occurred on June 2, 2010 for the year ended May 31, 2011, and June 3, 2009 for the year ended June 1, 2010 (in thousands except per-share data):

| | (Unaudited) | |
|---|---|---|
| | May 31, 2011 | June 1, 2010 |
| Total revenue | $ 1,375,469 | $ 1,379,853 |
| Net income | $ 45,928 | $ 45,352 |
| Basic earnings per share | $ 0.72 | $ 0.74 |
| Diluted earnings per share | $ 0.71 | $ 0.73 |

The unaudited pro forma consolidated results were prepared using the acquisition method of accounting and are based on the historical financial information of RTI and the franchises, reflecting both in fiscal 2011 and 2010 RTI and franchise results of operations. The historical financial information has been adjusted to give effect to the pro forma events that are: (1) directly attributable to the acquisitions, (2) factually supportable and (3) expected to have a continuing impact on the combined results. The unaudited pro forma consolidated results are not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisitions on June 2, 2010 and June 3, 2009. In addition, the unaudited pro forma consolidated results do not purport to project the future results of operations of the combined company nor do they reflect the expected realization of any cost savings or otherwise improved profits associated with the acquisitions. The unaudited pro forma consolidated results reflect primarily the following pro forma pre-tax adjustments:

- Elimination of the franchises' historical intangible asset amortization expense (approximately $0.2 million for the year ended May 31, 2011, and $0.2 million for the year ended June 1, 2010).
- Elimination of RTI's franchise revenue (approximately $0.5 million for the year ended May 31, 2011, and $1.7 million for the year ended June 1, 2010).
- Elimination of RTI's support service fee income and marketing reimbursements (approximately $2.1 million for the year ended May 31, 2011, and $4.3 million for the year ended June 1, 2010).
- Elimination of RTI's equity in losses of unconsolidated franchises (approximately $0.6 million for the year ended May 31, 2011, and $0.3 million for the year ended June 1, 2010).
- Elimination of RTI's bad debt expense relating to notes receivable and lines of credit due from the acquired franchises (approximately $0.2 million for the year ended May 31, 2011, and $0.9 million for the year ended June 1, 2010).
- Additional amortization expense (approximately $0.8 million for the year ended May 31, 2011, and $1.5 million for the year ended June 1, 2010) related to reacquired franchise rights.

- Additional depreciation expense (approximately $0.6 million for the year ended May 31, 2011, and $1.3 million for the year ended June 1, 2010) related to the fair value adjustments to property and equipment acquired.
- Reduced interest expense (approximately $0.8 million for the year ended May 31, 2011, and $1.3 million for the year ended June 1, 2010) related to the fair value adjustments of acquired franchise debt.
- Elimination of $0.2 million of costs incurred for the year ended May 31, 2011, which are directly attributable to the acquisitions, and which do not have a continuing impact on the combined company's operating results. Included in these costs are advisory and legal costs incurred by RTI.

All of the above adjustments were adjusted for the applicable tax impact, which for the above would be the statutory tax rate of 39.7%. In addition, the pro forma net income and earnings per share amounts presented above reflect our estimates of the franchises' FICA Tip and Work Opportunity Tax Credits for the portions of the fiscal year prior to the dates of acquisition. These credits were $0.7 million for the year ended May 31, 2011, and $0.9 million for the year ended June 1, 2010.

*License Acquisitions*

On September 13, 2010, we entered into a licensing agreement with LFMG International, LLC ("Lime") which allows us to operate multiple restaurants under the Lime Fresh Mexican Grill® name. Lime is a fast-casual Mexican concept that currently operates several restaurants primarily in the vicinity of Miami, Florida. The Lime concept menu features items such as homemade tortilla chips, customizable nachos, flautas, salads, soups, fajitas, quesadillas, tacos, burritos, and salsa and guacamole. Under the terms of the agreement, we paid an initial development fee of $1.0 million and will pay a license agreement fee of $5,000 per each Lime Fresh Mexican Grill restaurant we open up to a maximum of 200 restaurants. In addition, we will pay a royalty fee of 2.0%, and an advertising fee of 1.0%, of gross sales of any Lime Fresh Mexican Grill restaurant that we open. Lime has the option to terminate future development rights if we do not operate at least 12 Lime Fresh Mexican Grill restaurants within the first two years of the effective date of the licensing agreement or open at least six restaurants per year for the remainder of the 20-year agreement. Management has yet to determine how many Lime Fresh Mexican Grill restaurants will be opened.

Additionally, on July 22, 2010, following the approval of the Audit Committee of our Board of Directors, we entered into a licensing agreement with Gourmet Market, Inc. which is owned by our Chief Executive Officer's brother, Price Beall. The licensing agreement allows us to operate multiple restaurants under the Truffles® name. Truffles is an upscale café concept that currently operates several restaurants in the vicinity of Hilton Head Island, South Carolina. The Truffles concept offers a diverse menu featuring soups, salads, and sandwiches, a signature chicken pot pie, house-breaded fried shrimp, pasta, ribs, steaks, and a variety of desserts.

Under the terms of the agreement, we will pay a licensing fee to Gourmet Market, Inc. of 2.0% of gross sales of any Truffles we open. Additionally, we will pay Gourmet Market, Inc. a monthly fee for up to two years for consulting services to be provided by Price Beall to assist us in developing and opening Truffles restaurants under the terms of the licensing agreement. During the first 12 months of the agreement we will pay $20,833 per month for such services. During the second 12 months of the agreement we will pay either $20,833 per month if we have a communicated plan to develop three or more Truffles restaurants or $10,417 per month if we have a communicated plan to develop two or fewer Truffles restaurants. Gourmet Market, Inc. has the option to terminate future development rights if we do not operate 18 or more Truffles restaurants within five years or 40 or more Truffles within 10 years of the effective date of the agreement. Management has yet to determine if it will open 18 or more Truffles restaurants within five years or 40 or more Truffles within 10 years. We opened our first Truffles in Atlanta, Georgia in December 2010. During the year ended May 31, 2011, we paid Gourmet Market, Inc. $226,041 under the terms of the agreement.

***Fiscal 2010 transactions***

On February 17, 2010, we entered into a licensing agreement with Jim N Nicks Barbq Riverchase, Inc. ("Jim 'N Nick's") which allowed us to operate multiple restaurants under the Jim 'N Nick's Bar-B-Q® name. Jim 'N Nick's is an Alabama-based barbeque concept that currently operates restaurants in seven states. During fiscal 2011, we converted one Ruby Tuesday concept restaurant to a Jim 'N Nick's concept restaurant. Under the terms of the agreement, we paid a licensing fee to Jim 'N Nick's of 3.0% of gross sales for this restaurant. During the fourth quarter of fiscal 2011, we closed our one Jim 'N Nick's concept restaurant and determined that we do not intend to convert any further Ruby Tuesday restaurants to the Jim 'N Nick's concept. Consequently, on April 25, 2011, we terminated the license agreement with Jim 'N Nick's.

We are currently evaluating the conversion of certain lower performing Ruby Tuesday concept restaurants to either the Marlin & Ray's, Truffles, or Wok-Hay concepts. We currently anticipate converting approximately six to eight Company-owned Ruby Tuesday concept restaurants to the Marlin & Ray's, Truffles, or Wok Hay concepts in fiscal 2012. Additionally, we anticipate opening one to two new restaurants, and approximately seven to nine smaller, inline Lime restaurants in fiscal 2012.

**4. Accounts and Notes Receivable**

Accounts and notes receivable – current consist of the following (in thousands):

| | **2011** | 2010 |
|---|---|---|
| Rebates receivable | **$ 1,055** | $ 643 |
| Amounts due from franchisees | **2,506** | 5,439 |
| Other receivables | **3,970** | 3,508 |
| Current portion of notes receivable | **41** | 4,603 |
| | **7,572** | 14,193 |
| Less allowances for doubtful notes and equity method losses | **41** | 4,447 |
| | **$ 7,531** | $ 9,746 |

We negotiate purchase arrangements, including price terms, with designated and approved suppliers on behalf of us and our franchise system. We receive various volume discounts and rebates based on purchases for our Company-owned restaurants from numerous suppliers.

Amounts due from franchisees consist of royalties, license, and other miscellaneous fees, a substantial portion of which represents current and recently-invoiced billings. Also included in this amount is the current portion of the straight-lined rent receivable from franchise sublessees and the amount to be collected in exchange for our guarantees of certain franchise partnership debt. The $2.9 million decrease since the prior year in amounts due from franchisees is attributable primarily to the acquisition of 109 restaurants from franchisees during the current year.

We deferred recognition of franchise fee revenue for any franchise with negative cash flows at times when the negative cash flows were deemed to be anything other than temporary and the franchise has either borrowed directly from us or, historically, in regards to the franchise partnerships, through a facility for which we provided a guarantee. We also do not recognize franchise fee revenue from franchises with fees in excess of 60 days past due. Accordingly, we have deferred recognition of a portion of franchise revenue from certain franchisees. Unearned income for franchise fees was $1.2 million and $2.4 million as of May 31, 2011 and June 1, 2010, respectively, which is included in Other deferred liabilities and/or Accrued liabilities – rent and other in the Consolidated Balance Sheets. The decrease in unearned income is primarily attributable to a reduction in unearned fees due from domestic franchisees ($1.3 million) as a result of the acquisition of 109 restaurants from franchisees during fiscal 2011.

As of May 31, 2011 and June 1, 2010, Other receivables consisted primarily of amounts due for third-party gift card sales ($1.3 million and $1.4 million, respectively), amounts due relating to insurance claims ($1.2 million and negligible, respectively), and amounts due from our distributor for purchases of lobster ($0.7 million and $0.8 million, respectively). See Note 5 to the Consolidated Financial Statements for further discussion of our lobster inventory.

| | 2011 | | 2010 | |
|---|---|---|---|---|
| Notes receivable from domestic franchisees | $ | 41 | $ | 7,026 |
| Less current maturities (included in accounts and notes receivable) | | 41 | | 4,603 |
| | | – | | 2,423 |
| Less allowances for doubtful notes and equity method losses, noncurrent | | – | | 2,154 |
| Total notes receivable, net -- noncurrent | $ | – | $ | 269 |

Notes receivable from domestic franchisees generally arose between fiscal 1997 and fiscal 2002 when Company-owned restaurants were sold to new franchise partnerships ("refranchised"). These notes, when issued at the time of commencement of the franchise partnership's operations, generally allowed for deferral of interest during the first one to three years and required only the payment of interest for up to six years from the inception of the note. As discussed further in Note 3 to the Consolidated Financial Statements, we acquired 11 of our franchise partnerships during fiscal 2011.

As of June 1, 2010, notes receivable from domestic franchisees also included amounts advanced to nine of our franchise partnerships under short-term line of credit arrangements in order to assist the franchises with operating cash flow needs during the current economic downturn. These arrangements were not required by our franchise operating agreements. There were no such amounts outstanding under short-term line of credit arrangements as of May 31, 2011.

The allowance for doubtful notes represents our best estimate of losses inherent in the notes receivable at the balance sheet date. During fiscal 2011, 2010, and 2009, we recorded bad debt expense of $0.6 million, $1.7 million, and $3.7 million, respectively, based on our estimate of the extent of those losses. During fiscal 2010, we forgave a $1.3 million note owed by our Utah franchise, forgave a $0.4 million note and $0.5 million line of credit owed by our Minneapolis franchise, and forgave a $0.3 million line of credit owed by our Seattle franchise. We had a reserve of $2.3 million recorded in our allowance for doubtful notes for these notes prior to the forgiveness. These three franchise partnerships were either acquired by RTI or ceased operations during the current year.

Also included in the allowance for doubtful notes as of June 1, 2010 is $1.5 million, which represents our portion of the equity method losses of certain of our 50%-owned franchise partnerships which was in excess of our recorded investment in those partnerships. These franchisees were acquired by RTI during the current year.

**5. Inventories**

Our merchandise inventory was $25.6 million and $21.1 million as of May 31, 2011 and June 1, 2010, respectively. The increase is due primarily to the purchase of 109 restaurants from franchisees since the end of the prior fiscal year.

Our merchandise inventories at the end of fiscal years 2011 and 2010 are higher than historical levels due in part to the advance purchases of lobster. Beginning in fiscal 2010, we have purchased lobster in advance of our needs and stored it in third-party facilities prior to our distributor taking possession of the inventory. Once the lobster is moved to our distributor's facilities, we transfer ownership to the distributor. We later reacquire the inventory from our distributor upon its subsequent delivery to our restaurants.

## 6. Property, Equipment, Assets Held for Sale, and Operating Leases

Property and equipment, net, is comprised of the following (in thousands):

| | 2011 | 2010 |
|---|---|---|
| Land | **$ 256,761** | $ 218,806 |
| Buildings | **512,177** | 461,159 |
| Improvements | **427,169** | 399,874 |
| Restaurant equipment | **279,319** | 268,071 |
| Other equipment | **93,944** | 90,411 |
| Construction in progress and other* | **28,077** | 27,898 |
| | **1,597,447** | 1,466,219 |
| Less accumulated depreciation | **566,296** | 522,733 |
| | **$ 1,031,151** | $ 943,486 |

* Included in Construction in progress and other as of May 31, 2011 and June 1, 2010 are $23.3 million and $24.8 million, respectively, of assets held for sale that are not classified as such in the Consolidated Balance Sheets as we do not expect to sell these assets within the next 12 months. These assets primarily consist of parcels of land upon which we have no intention to build restaurants.

Amounts included in assets held for sale at May 31, 2011 and June 1, 2010 totaled $1.3 million and $3.2 million, respectively, primarily consisting of parcels of land upon which we have no intention to build restaurants, land and buildings of closed restaurants, and various liquor licenses. During fiscal 2011, we sold surplus and other properties with carrying values of $6.5 million at net gains of $0.1 million. During fiscal 2010, we sold surplus properties and liquor licenses with a carrying value of $4.5 million at a net gain of $1.0 million. Cash proceeds, net of broker fees, from these sales in fiscal 2011 and 2010 totaled $6.6 million and $5.4 million, respectively.

As discussed further in Note 3 to the Consolidated Financial Statements, we acquired 109 restaurants from franchisees during fiscal 2011. We recorded the property and equipment of these restaurants at their fair values, which were estimated to be $137.1 million at the acquisition dates.

Approximately 51% of our 750 restaurants are located on leased properties. Of these, approximately 65% are land leases only; the other 35% are for both land and building. The initial terms of these leases expire at various dates over the next 26 years. These leases may also contain required increases in minimum rent at varying times during the lease term and have options to extend the terms of the leases at a rate that is included in the original lease agreement. Most of our leases require the payment of additional (contingent) rent that is based upon a percentage of restaurant sales above agreed upon sales levels for the year. These sales levels vary for each restaurant and are established in the lease agreements. We recognize contingent rental expense (in annual as well as interim periods) prior to the achievement of the specified target that triggers the contingent rental expense, provided that achievement of that target is considered probable.

The following is a schedule by year of future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of May 31, 2011 (in thousands):

| | |
|---|---|
| 2012 | $ 44,368 |
| 2013 | 41,515 |
| 2014 | 37,386 |
| 2015 | 33,750 |
| 2016 | 29,896 |
| Subsequent years | 176,608 |
| Total minimum lease payments | $ 363,523 |

The following schedule shows the future minimum sub-lease payments contractually due from franchisees and others for the next five years and thereafter under noncancelable sub-lease agreements (in thousands):

| | Franchisees | Others | Total |
|---|---|---|---|
| 2012 | $ 569 | $ 259 | $ 828 |
| 2013 | 574 | 196 | 770 |
| 2014 | 201 | 179 | 380 |
| 2015 | 117 | 157 | 274 |
| 2016 | 93 | 73 | 166 |
| Subsequent years | 265 | – | 265 |
| Total minimum sub-lease payments | $ 1,819 | $ 864 | $ 2,683 |

The following table summarizes our minimum and contingent rent expense and our sublease rental income under our operating leases (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Minimum rent | **$ 43,841** | $ 43,474 | $ 47,479 |
| Contingent rent | **741** | 424 | 357 |
| | **44,582** | 43,898 | 47,836 |
| Sublease rental income | **(1,217)** | (3,218) | (3,752) |
| | **$ 43,365** | $ 40,680 | $ 44,084 |

The amounts shown for fiscal 2011, 2010, and 2009 above exclude rent (income)/expense of $(0.4) million, $1.8 million, and $8.0 million, respectively, relating to lease reserves established for closed restaurants or dead sites, which is included with Closures and impairments expense in our Consolidated Statements of Operations.

### 7. Long-Term Debt and Capital Leases

Long-term debt and capital lease obligations consist of the following (in thousands):

| | **2011** | 2010 |
|---|---|---|
| Revolving credit facility | **$ 177,000** | $ 203,800 |
| Series B senior notes: | | |
| due April 2013 | **44,442** | 48,442 |
| Mortgage loan obligations | **122,546** | 36,834 |
| Capital lease obligations | **286** | 190 |
| | **344,274** | 289,266 |
| Less current maturities | **15,090** | 12,776 |
| | **$ 329,184** | $ 276,490 |

Estimated annual maturities of long-term debt and capital lease obligations at May 31, 2011 are as follows (in thousands):

| | |
|---|---|
| 2012 | $ 15,090 |
| 2013 | 60,694 |
| 2014 | 13,277 |
| 2015 | 11,539 |
| 2016 | 195,828 |
| Subsequent years | 47,846 |
| | $ 344,274 |

On December 1, 2010, we entered into a five-year revolving credit agreement (the "Credit Facility"), under which we may borrow up to $320.0 million with the option to increase our capacity by $50.0 million to $370.0 million. The Credit Facility replaced our then outstanding five-year revolving credit agreement (the "Prior Credit Facility") that was entered into on February 28, 2007. Bank of America, N.A., serves as Administrative Agent, Issuing Bank, Servicer and Swingline Lender under the Credit Facility.

The terms of the Credit Facility provide for a $40.0 million swingline subcommitment and a $50.0 million letter of credit subcommitment. The Credit Facility also includes a $50.0 million franchise facility subcommitment, which covered our guarantees of debt of the franchise partners ("Franchise Facility Subcommitment") and replaced a prior franchise facility (the "Franchise Facility"), which was dated as of November 19, 2004.

The interest rate charged on borrowings pursuant to the Credit Facility can vary depending on the interest rate option we choose to utilize. Our Base Rate for borrowings is defined to be the higher of Bank of America's prime rate, the Federal Funds Rate plus 0.5%, or an adjusted LIBO Rate plus 1.00%, plus an applicable margin ranging from 0.25% to 1.25%. The applicable margin for our Eurodollar Borrowings ranges from 1.25% to 2.25%.

During fiscal 2010, we closed an underwritten public offering of 11.5 million shares of Ruby Tuesday, Inc. common stock at $6.75 per share, less underwriting discounts. We received approximately $73.1 million in net proceeds from the sale of the shares, after deducting underwriting discounts and offering expenses. The net proceeds were used to repay indebtedness under the Prior Credit Facility.

Under the terms of the Credit Facility, we had borrowings of $177.0 million with an associated floating rate of interest of 2.27% at May 31, 2011. As of June 1, 2010, under the terms of the Prior Credit Facility, we had $203.8 million outstanding with an associated floating rate of interest of 1.63%. After consideration of letters of credit outstanding and amounts borrowed under the Franchise Facility Subcommitment, we had $134.7 million available under the Credit Facility as of May 31, 2011.

The Credit Facility contains financial covenants relating to the maintenance of leverage and fixed charge coverage ratios and minimum net worth. The covenants, as well as the conditions to each borrowing, are substantially similar to those contained in the Prior Credit Facility. We were in compliance with our debt covenants both as of May 31, 2011 and the date of this filing.

On December 1, 2010, we drew down approximately $203.2 million under the Credit Facility to repay borrowings outstanding under the Prior Credit Facility. Fees and expenses incurred in connection with the refinancing were paid from cash on hand. Additionally, new letters of credit totaling $20.0 million were obtained to replace those outstanding under the Prior Credit Facility.

As further discussed in Note 15 to the Consolidated Financial Statements, on July 18, 2011, we entered into an amendment of the Credit Facility to increase the amount of the optional additional revolving commitments available from $50.0 million to $60.0 million, thereby increasing the maximum aggregate revolving commitment amount under the Credit Facility from $370.0 million to $380.0 million. On the same date, we exercised our option to increase the revolving commitments from $320.0 million to $380.0 million pursuant to new lender commitment agreements with the existing lenders and an additional new lender.

On April 3, 2003, we issued notes totaling $150.0 million through a private placement of debt (the "Private Placement"). On December 1, 2010, we entered into an amendment of the notes issued in the Private Placement ("Note Amendment"). Among other changes discussed below, this amendment conformed the covenants in this agreement to the covenants contained in the Credit Facility discussed above.

At May 31, 2011 and June 1, 2010, the Private Placement consisted of $44.4 million and $48.4 million, respectively, in notes with an interest rate of 7.17% (the "Series B Notes"). The Series B Notes mature on April 1, 2013. During the first two quarters of fiscal 2011, we offered, and our noteholders accepted, principal prepayments of $4.0 million on the Series B Notes. Under the terms of the Note Amendment we are no longer required to offer principal prepayments to our noteholders. Accordingly, we have not classified any of the $44.4 million principal balance as current as of May 31, 2011.

In connection with the Credit Facility and Note Amendment, on December 1, 2010, Bank of America, N.A., as Collateral Agent, along with the lenders and institutional investors pursuant to the Credit Facility and Note Amendment, issued a Notice of Direction and Termination effectively terminating the Intercreditor and Collateral

Agency Agreement by and between such parties dated May 21, 2008, and also terminating the Pledge Agreement dated May 21, 2008 by and among Ruby Tuesday, Inc. and certain subsidiaries of Ruby Tuesday, Inc. (together the "Pledgors") and the creditors pursuant to the Credit Facility and Note Amendment, by which the Pledgors had pledged certain subsidiary equity interests as security for the repayment of our obligations under the Credit Facility and Note Amendment.

As discussed further in Note 3 to the Consolidated Financial Statements, we acquired all remaining membership interests in 11 franchise partnerships in fiscal 2011. In connection with these acquisitions, we assumed $149.6 million of long-term debt. Of this amount, $41.1 million was owed to the lenders of the Franchise Facility Subcommitment. Subsequent to the acquisitions, we repaid the $41.1 million using borrowings from our Prior Credit Facility (in first quarter) and our Credit Facility (in third and fourth quarters).

Our $122.5 million in mortgage loan obligations as of May 31, 2011 consists of various loans acquired upon franchise acquisitions. These loans, which mature between July 2011 and March 2024, have balances which range from negligible to $8.7 million and interest rates of 3.39% to 11.28%. Many of the properties acquired from franchisees collateralize the loans outstanding.

Due to no new restaurant construction during the most recent two fiscal years, we capitalized an insignificant amount of interest expense during the current year and did not capitalize any interest expense during fiscal 2010. We capitalized interest expense related to restaurant construction totaling $0.1 million in fiscal 2009.

**8. Closures and Impairments Expense, Including Goodwill**

Closures and impairment expenses include the following (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Impairments for: | | | |
| Restaurants closed during current fiscal year | **$ 12** | $ – | $ 18,319 |
| Open restaurants | **4,498** | 2,240 | 12,138 |
| Surplus properties | **1,588** | 941 | 8,954 |
| Company airplane | **–** | – | 1,231 |
| Other | **–** | – | 501 |
| | **6,098** | 3,181 | 41,143 |
| Dead site costs | **120** | 258 | 2,159 |
| Closing expense including rent and other lease charges | **(333)** | 756 | 10,254 |
| Other closing expense | **317** | 601 | 2,113 |
| Loss/(gain) on sale of surplus properties | **47** | (1,020) | (718) |
| | **$ 6,249** | $ 3,776 | $ 54,951 |

Fiscal 2009 closures and impairment expenses include impairments recorded in connection with a plan announced on December 18, 2008 to restructure our property portfolio. As a result of this plan, we incurred charges associated with 54 restaurants we closed during fiscal 2009, 41 of which were leased properties. Following the restaurant closings, we performed an analysis of the now-closed properties in order to estimate the lease liability and any other costs associated with the closings. Based upon the analysis performed, we recorded charges of $10.3 million for costs associated with lease terminations and future lease obligations during the year ended June 2, 2009. A rollforward of our liabilities associated with closed properties is as follows (in thousands):

| | **2011** | 2010 |
|---|---|---|
| Beginning of year | **$ 4,969** | $ **11,128** |
| Lease obligation assumed with franchise acquisitions | **396** | – |
| Closing expense including rent and other lease charges | **(333)** | **756** |
| Payments | **(2,372)** | **(6,915)** |
| End of year | **$ 2,660** | $ **4,969** |

For fiscal 2012 and beyond, our focus will be on obtaining settlements on as many of these leases as is possible and these settlements could be higher or lower than the amounts recorded. The actual amount of any cash payments made by the Company for lease contract termination costs will be dependent upon ongoing negotiations with the landlords of the leased restaurant properties.

Goodwill represents the excess of costs over the fair market value of assets of businesses acquired. We had recorded goodwill from our predecessor's acquisition of the Ruby Tuesday concept in 1982, the acquisitions of certain franchise partnerships, and the Wok Hay acquisition. In the second quarter of fiscal 2009, the shortfall of our market capitalization versus the carrying value of our equity exceeded that of previous quarters. This, coupled with our continued decline in same-restaurant sales, overall economic conditions and the challenging environment for the restaurant industry, led us to conclude that our goodwill was impaired. As a result, we recorded a charge of $19.0 million ($14.0 million, net of tax) during fiscal 2009, representing the full value of the goodwill.

## 9. Retirement Benefits

***Pension and Postretirement Medical and Life Benefits***

We sponsor three defined benefit pension plans for active employees and offer certain postretirement benefits for retirees. A summary of each of these is presented below.

*Retirement Plan*

RTI sponsors the Morrison Restaurants Inc. Retirement Plan (the "Retirement Plan"). Effective December 31, 1987, the Retirement Plan was amended so that no additional benefits would accrue and no new participants may enter the Retirement Plan after that date. Participants receive benefits based upon salary and length of service. Minimum funding for the Retirement Plan is determined in accordance with the guidelines set forth in employee benefit and tax laws. From time to time we may contribute additional amounts as we deem appropriate. We estimate that we will be required to make a contribution of $0.6 million to the Retirement Plan in fiscal 2012.

The Retirement Plan's assets are held in trust and were allocated as follows on May 31, 2011 and June 1, 2010, the measurement dates:

| | Target Allocation | 2011 Allocation | 2010 Allocation |
|---|---|---|---|
| Equity securities | 60-80% | 71% | 67% |
| Fixed income securities | 20-40% | 28% | 30% |
| Cash and cash equivalents | 0% | 1% | 3% |
| Total | 100% | 100% | 100% |

Retirement Plan fiduciaries set investment policies and strategies for the Retirement Plan's trust. The primary investment objectives are to maximize total return within a prudent level of risk, focus on a 3-5 year time horizon, fully diversify investment holdings, and meet the long-term return target selected as an actuarial assumption (currently 7.0%). The Retirement Plan's fiduciaries oversee the investment allocation process, which includes selecting investment managers, commissioning periodic asset-liability studies, setting long-term strategic targets, and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, and occasionally the Retirement Plan's fiduciaries will approve allocations above or below a target range.

Under the terms of the investment policy statement, plan assets are comprised of two major classes: equity and fixed income securities. The goal of the equity portfolio is to produce a total return that will provide a hedge against inflation. Equity securities can include both domestic and international securities with a long-term goal to maintain an equity allocation of approximately 60-80% of the total market value of plan assets. To be fully invested, the trust's equity portfolio should not contain any domestic stock with value in excess of 10% of the total and the aggregate amount of the international equities should not exceed 30% of the total.

The goal of the fixed income portfolio is to reduce the overall volatility of the Plan, provide a stable stream of income, and provide a hedge against deflation over an investment horizon spanning 5-10 years without exposure to excessive interest rate or credit rate risk. Fixed income securities should be primarily U.S. Treasury or Government Agency securities and investment-grade corporate bonds at the time of purchase with a long-term goal to maintain a fixed income allocation of approximately 20-40% of the total market value of plan assets. Investment grade bonds will include securities rated at least BBB by Standard & Poor's or the equivalent Moody's index. Any single non-government issue is limited to 10% of the portfolio.

The fair values of assets held by the Retirement Plan by asset category are as follows (in thousands):

| | Fair Value Measurements | | | |
|---|---|---|---|---|
| | Total Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Cash and cash equivalents | $ 84 | $ – | $ 84 | $ – |
| Equity securities | | | | |
| U.S.-based companies | 4,257 | 4,257 | – | – |
| International-based companies | 447 | 447 | – | – |
| Fixed income securities | 1,889 | 1,889 | | |
| Total | $ 6,677 | $ 6,593 | $ 84 | $ – |

*Executive Supplemental Pension Plan and Management Retirement Plan*

Under these unfunded defined benefit pension plans, eligible employees earn supplemental retirement income based upon salary and length of service, reduced by social security benefits and amounts otherwise receivable under other specified Company retirement plans. Effective June 1, 2001, the Management Retirement Plan was amended so that no additional benefits would accrue and no new participants may enter the plan after that date.

As discussed further in Note 12 to the Consolidated Financial Statements, we are contingently liable for retirement benefits accrued through March 1996 for certain employees of two companies formerly owned by RTI.

Because our Chief Executive Officer ("CEO") is currently retirement-eligible and would be entitled to receive his entire pension payment in a lump-sum six months following his retirement, we have classified an amount representing that pension payment ($8.1 million) into Accrued liabilities – payroll and related costs in our May 31, 2011 and June 1, 2010 Consolidated Balance Sheets.

Although considered to be unfunded, we own whole-life insurance contracts in order to provide a source of funding for benefits due under the terms of the Executive Supplemental Pension Plan and the Management Retirement Plan. Benefits payable under these two plans are paid from a rabbi trust which holds the insurance contracts. We will on occasion contribute additional amounts into the rabbi trust in the event of a liquidity shortfall. We currently project that benefit payments from the rabbi trust for these two plans will approximate $1.8 million in fiscal 2012, which excludes the previously-mentioned $8.1 million lump-sum payment which would become payable upon the retirement of our CEO.

*Postretirement Medical and Life Benefits*

Our Postretirement Medical and Life Benefits plans provide medical benefits to substantially all retired employees and life insurance benefits to certain retirees. The medical plan requires retiree cost sharing provisions that are more substantial for employees who retire after January 1, 1990.

The following tables detail the components of net periodic benefit cost and the amounts recognized in our Consolidated Financial Statements for the Retirement Plan, Management Retirement Plan, and the Executive Supplemental Pension Plan (collectively, the "Pension Plans") and the Postretirement Medical and Life Benefits plans (in thousands):

| | Pension Benefits | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| Service cost | **$ 517** | $ 450 | $ 410 |
| Interest cost | **2,290** | 2,490 | 2,412 |
| Expected return on plan assets | **(392)** | (422) | (673) |
| Amortization of prior service cost (a) | **327** | 327 | 327 |
| Recognized actuarial loss | **1,593** | 1,385 | 967 |
| Net periodic benefit cost | **$ 4,335** | $ 4,230 | $ 3,443 |

| | Postretirement Medical and Life Benefits | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| Service cost | **$ 9** | $ 10 | $ 9 |
| Interest cost | **75** | 85 | 86 |
| Amortization of prior service cost (a) | **(60)** | (64) | (64) |
| Recognized actuarial loss | **112** | 102 | 105 |
| Net periodic benefit cost | **$ 136** | $ 133 | $ 136 |

(a) Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

The following table details changes in the amounts recognized in accumulated other comprehensive income/(loss) in our 2011 and 2010 Consolidated Financial Statements for the Pension Plans and the Postretirement Medical and Life Benefits plans (in thousands):

| | Pension Benefits | | Postretirement Medical and Life Benefits | |
|---|---|---|---|---|
| | **2011** | 2010 | **2011** | 2010 |
| Prior service cost | **$ 0** | $ 0 | **$ 0** | $ 0 |
| Net actuarial loss | **1,502** | 3,648 | **264** | 191 |
| Amortization of prior service cost | **(327)** | (327) | **60** | 64 |
| Amortization of actuarial gain | **(1,593)** | (1,385) | **(112)** | (102) |
| Total recognized in accumulated other comprehensive income | **$ (418)** | $ 1,936 | **$ 212** | $ 153 |
| Total recognized in net periodic benefit cost and accumulated other comprehensive income | **$ 3,917** | $ 6,166 | **$ 348** | $ 286 |

The change in benefit obligation and plan assets and reconciliation of funded status is as follows (in thousands):

| | Pension Benefits | | Postretirement Medical and Life Benefits | |
|---|---|---|---|---|
| | **2011** | 2010 | **2011** | 2010 |
| **Change in benefit obligation:** | | | | |
| Beginning projected benefit obligation | **$ 42,602** | $ 40,314 | **$ 1,423** | $ 1,368 |
| Service cost | **517** | 450 | **9** | 10 |
| Interest cost | **2,290** | 2,490 | **75** | 85 |
| Actuarial loss | **2,577** | 3,836 | **264** | 191 |
| Benefits paid | **(2,350)** | (4,488) | **(365)** | (231) |
| Benefit obligation at end of year | **$ 45,636** | $ 42,602 | **$ 1,406** | $ 1,423 |
| **Change in plan assets:** | | | | |
| Beginning fair value of plan assets | **$ 5,929** | $ 5,780 | **$ 0** | $ 0 |
| Actual return on plan assets | **1,467** | 603 | | |
| Employer contributions | **1,438** | 4,034 | **365** | 231 |
| Benefits paid (1) | **(2,350)** | (4,488) | **(365)** | (231) |
| Other | **193** | | | |
| Fair value of plan assets at end of year | **$ 6,677** | $ 5,929 | **$ 0** | $ 0 |

(1) Benefits paid during fiscal 2010 include lump-sum payouts of accrued benefits to an executive who retired under the provisions of the Executive Supplemental Pension Plan during January 2009. Fiscal 2010 benefits paid to this executive totaled $1.8 million.

| | Pension Benefits | | Postretirement Medical and Life Benefits | |
|---|---|---|---|---|
| | **2011** | 2010 | **2011** | 2010 |
| **Funded status at end of year** | **$ (38,959)*** | $ (36,673)* | **$ (1,406)** | $ (1,423) |
| **Amounts recognized in the Consolidated Balance Sheets:** | | | | |
| Accrued liabilities – payroll and related costs | **$ (9,844)** | $ (9,592) | **$ (123)** | $ (129) |
| Other deferred liabilities | **(29,115)** | (27,081) | **(1,283)** | (1,294) |
| Net amount recognized at year-end | **$ (38,959)** | $ (36,673) | **$ (1,406)** | $ (1,423) |
| **Amounts recognized in accumulated other comprehensive income/(loss):** | | | | |
| Prior service (cost) credit | **$ (370)** | $ (698) | **$ 157** | $ 217 |
| Net actuarial loss | **(20,042)** | (20,132) | **(1,387)** | (1,236) |
| Total amount recognized | **$ (20,412)** | $ (20,830) | **$ (1,230)** | $ (1,019) |

* The funded status reflected above includes the liabilities attributable to all of the Pension Plans but only the assets of the Retirement Plan as the other plans are not considered funded for ERISA purposes. To provide a source for the payment of benefits under the Executive Supplemental Pension Plan and the Management Retirement Plan, we own whole-life insurance contracts on some of the participants. The cash value of these policies was $27.2 million and $25.2 million at May 31, 2011 and June 1, 2010, respectively. In addition, we held in trust $0.9 million and $2.4 million of cash and cash equivalents as of May 31, 2011 and June 1, 2010, respectively, relating to these policies. We maintain a rabbi trust to hold the policies and death benefits as they are received.

The estimated prior service cost for the Pension Plans and the Postretirement Medical and Life Benefits plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in fiscal 2012 is $0.3 million and $(0.1) million, respectively. The estimated net loss for the Pension Plans and the Postretirement Medical and Life Benefits plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in fiscal 2012 is $1.7 million and $0.1 million, respectively.

Additional measurement date information for the pension plans which have benefit obligations in excess of plan assets (in thousands):

| | Pension Benefits | | Postretirement Medical and Life Benefits | |
|---|---|---|---|---|
| | **May 31, 2011** | June 1, 2010 | **May 31, 2011** | June 1, 2010 |
| Projected benefit obligation | **$ 45,636** | $ 42,602 | $ **1,406** | $ 1,423 |
| Accumulated benefit obligation | **44,064** | 41,233 | **1,406** | 1,423 |
| Fair value of plan assets | **6,677** | 5,929 | **0** | 0 |

The weighted-average assumptions used to determine the net periodic benefit cost for fiscal years are set forth below:

| | Pension Benefits | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| Discount rate | **5.5%** | 6.5% | 6.4% |
| Expected return on plan assets | **7.0%** | 8.0% | 8.0% |
| Rate of compensation increase | **2.0%** | 3.1% | 3.6% |

| | Postretirement Medical and Life Benefits | | |
|---|---|---|---|
| | **2011** | 2010 | 2009 |
| Discount rate | **5.5%** | 6.5% | 6.4% |
| Rate of compensation increase | **2.0%** | 3.0% | 3.5% |

Our estimated long-term rate of return on plan assets represents the weighted-average of expected future returns on the asset categories included in our target investment allocation based primarily on the historical returns for each asset category, adjusted for an assessment of current market conditions.

The weighted average assumptions used to determine benefit obligations at the measurement dates are set forth below:

| | Pension Benefits | |
|---|---|---|
| | **2011** | 2010 |
| Discount rate | **5.3%** | 5.5% |
| Rate of compensation increase | **2.0%** | 2.0% |

| | Postretirement Medical and Life Benefits | |
|---|---|---|
| | **2011** | 2010 |
| Discount rate | **5.3%** | 5.5% |
| Rate of compensation increase | **2.0%** | 2.0% |

We currently are assuming a gross medical trend rate of 8.5% for fiscal 2012. We expect this rate to decrease approximately 0.5% per year for an ultimate trend rate of 6.0% in fiscal 2017. A change in this rate of 1.0% would have no significant effect on either our net periodic postretirement benefit expense or our accrued postretirement benefits liability.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are set forth below (in thousands):

| | Pension Benefits | Postretirement Medical and Life Benefits |
|---|---|---|
| 2012 | $ 10,845 (1) | $ 123 |
| 2013 | 3,161 | 126 |
| 2014 | 3,011 | 124 |
| 2015 | 2,346 | 118 |
| 2016 | 2,415 | 123 |
| 2017-2021 | 17,716 | 590 |

(1) Estimated benefit payments for 2012 include an $8.1 million lump-sum payment to our CEO, who, as previously discussed, is retirement-eligible.

Expected benefits are estimated based on the same assumptions used to measure our benefit obligation on our measurement date of May 31, 2011 and, where applicable, include benefits attributable to estimated further employee service.

***Defined Contribution Plans***

We sponsor two defined contribution plans for active employees, as summarized below.

*Salary Deferral Plan*

RTI offers certain employees a 401(k) plan called the Ruby Tuesday, Inc. Salary Deferral Plan ("401(k) Plan"). We make matching contributions to the 401(k) Plan based on each eligible employee's pre-tax contribution and years of service. Effective January 1, 2009, we match in cash each fiscal quarter a specified percentage of the participating employee's first 6% of pre-tax contribution based on achievement of a same-restaurant sales performance factor. Company matches do not vest until the employees have worked three years for us. Fiscal 2011 and 2009 401(k) Plan expenses were $0.3 million and $0.6 million, respectively. Given that the Company did not achieve the 2010 same-restaurant sales performance factor in order for there to be an employer match, we had no expense related to the 401(k) Plan for fiscal 2010.

*Deferred Compensation Plan*

On January 5, 2005, our Board of Directors approved the adoption of the Ruby Tuesday, Inc. 2005 Deferred Compensation Plan (the "Deferred Compensation Plan"), effective as of January 1, 2005, and froze the existing deferred compensation plan, the Ruby Tuesday, Inc. Restated Deferred Compensation Plan (the "Predecessor Plan"), effective as of December 31, 2004, in order to satisfy the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, enacted as part of the American Jobs Creation Act of 2004.

Like the Predecessor Plan, the Deferred Compensation Plan is an unfunded, non-qualified deferred compensation plan for eligible employees. The provisions of the Deferred Compensation Plan are similar to those of the 401(k) Plan. Fiscal 2011 and 2009 expenses under the Deferred Compensation Plan were insignificant and $0.1 million, respectively. We had no expenses under the Deferred Compensation Plan for fiscal 2010. Assets earmarked to pay benefits under the Deferred Compensation Plan are held by a rabbi trust. Assets and liabilities of a rabbi trust must be accounted for as if they are Company assets or liabilities, therefore, all earnings and expenses are recorded in our consolidated financial statements. The Deferred Compensation Plan's assets and liabilities, which approximated $8.8 million and $7.7 million in fiscal 2011 and 2010, respectively, are included in Prepaid and other expenses, Other assets, Accrued liabilities - payroll and related costs, and Other deferred liabilities in the Consolidated Balance Sheets, except for the investment in RTI common stock and the related liability payable in RTI common stock which are reflected in Shareholders' Equity in the Consolidated Balance Sheets.

## 10. Income Taxes

Income tax expense/(benefit) includes the following components (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Current: | | | |
| Federal | **$ 5,378** | $ (6,387) | $ (9,134) |
| State | **1,720** | (822) | 300 |
| Foreign | **132** | 107 | 201 |
| | **7,230** | (7,102) | (8,633) |
| Deferred: | | | |
| Federal | **(2,218)** | 16,900 | (10,499) |
| State | **732** | 2,616 | (5,816) |
| | **(1,486)** | 19,516 | (16,315) |
| | **$ 5,744** | $ 12,414 | $ (24,948) |

Deferred tax assets and liabilities are comprised of the following (in thousands):

| | **2011** | 2010 |
|---|---|---|
| Deferred tax assets: | | |
| Employee benefits | **$26,857** | $29,516 |
| Escalating minimum rents | **18,151** | 17,242 |
| General business credits carryforward | **10,957** | 7,976 |
| State net operating losses | **6,822** | 5,996 |
| Insurance reserves | **5,886** | 4,809 |
| Gift certificate income | **1,684** | 1,403 |
| Goodwill | **1,664** | 1,904 |
| Closed restaurant lease reserves | **794** | 1,711 |
| Unearned income | **621** | 1,633 |
| Other | **6,740** | 4,174 |
| Gross deferred tax assets | **80,176** | 76,364 |
| Deferred tax asset valuation allowances | **(1,501)** | – |
| Net deferred tax assets | **$78,675** | $76,364 |
| | | |
| Deferred tax liabilities: | | |
| Depreciation | **(94,005)** | (89,542) |
| Partnership investments | **(3,328)** | (5,156) |
| Smallwares | **(2,698)** | (2,340) |
| Prepaid deductions | **(2,323)** | (1,864) |
| Other | **(4,815)** | (3,678) |
| Total deferred tax liabilities | **(107,169)** | (102,580) |
| Net deferred tax liability | **$(28,494)** | $(26,216) |
| | | |
| Reported in Consolidated Balance Sheets as: | | |
| Deferred income taxes – current asset | **$14,429** | $13,794 |
| Deferred income taxes – noncurrent liability | **(42,923)** | (40,010) |
| | **$(28,494)** | $(26,216) |

We record deferred tax assets for various items. We recorded a valuation allowance for deferred tax assets as of May 31, 2011 of $1.5 million, which relates to certain state net operating losses that, in the judgment of management, are not more likely than not to be realized. This determination factored in the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected taxable income, and tax-planning strategies. As a result of impairment charges during fiscal 2009 and state tax planning, the Company has a three-year cumulative pre-tax loss in certain states which was given significant weight in our assessment.

At May 31, 2011, we had state net operating loss carryforwards of approximately $145.7 million which expire at varying times between fiscal 2012 and 2031. During fiscal 2009, RTI generated a federal net operating loss of $55.9 million, a substantial portion of which related to a tax accounting method change as permitted by the Internal Revenue Service relating to the expensing of certain repairs. As a result of the carryback of the loss to fiscal 2007, during fiscal 2010 we collected federal and state income tax refunds totaling $21.5 million.

A reconciliation from the statutory federal income tax expense to the reported income tax expense/(benefit) is as follows (in thousands):

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Statutory federal income taxes | **$18,418** | $20,215 | $(15,003) |
| State income taxes, net of federal income tax benefit | **228** | 955 | (3,586) |
| FICA tip credit | **(8,264)** | (7,735) | (6,321) |
| Work opportunity tax credit | **(2,624)** | (1,352) | (1,443) |
| Other federal tax credits | **(197)** | (179) | (241) |
| Goodwill impairment | – | – | 2,571 |
| Other, net | **(1,817)** | 510 | (925) |
| | **$5,744** | $12,414 | $(24,948) |

We had a liability for unrecognized tax benefits of $5.2 million at May 31, 2011, $3.4 million of which, if recognized, would impact our effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2011 and 2010 follows (in thousands):

| | **2011** | 2010 |
|---|---|---|
| Beginning of year | **$3,415** | $4,505 |
| Additions for tax positions related to the current year | **624** | 666 |
| Reductions for tax positions related to the current year | – | (98) |
| Additions for tax positions of prior years | **1,668** | 107 |
| Reductions for tax positions of prior years | **(60)** | (366) |
| Reductions for settlements with taxing authorities | – | (459) |
| Reductions due to statute settlements | **(476)** | (940) |
| End of year | **$5,171** | $3,415 |

The liability for unrecognized tax benefits includes $1.6 million related to tax positions for which it is reasonably possible that the total amounts could change within the next twelve months based on the outcome of examinations and negotiations with tax authorities.

As discussed in Note 1 to the Consolidated Financial Statements, our policy is to accrue interest related to potential underpayment of income taxes within the provision for income taxes. Interest is computed on the difference between our uncertain tax benefit positions and the amount deducted or expected to be deducted in our tax returns. At May 31, 2011, we had $1.6 million of accrued interest and penalties related to unrecognized tax benefits.

During 2011, accrued interest and penalties increased by $0.5 million, of which $0.3 million affected the 2011 effective tax rate. If we were to prevail on all uncertain tax positions, the reversal of this accrual would also be a benefit to our effective tax rate. At May 31, 2011, total liabilities of $6.7 million, including the above-mentioned $1.6 million for the payment of accrued interest and penalties, are included in Accrued liabilities – rent and other and other deferred liabilities as reported on the Consolidated Balance Sheet.

At May 31, 2011, we are no longer subject to U.S. federal income tax examinations by tax authorities for fiscal years prior to 2007 with the exception of our fiscal years 2004 and 2005 as a result of fiscal 2009 NOL carryback, and with few exceptions, state and local examinations by tax authorities prior to fiscal year 2007.

## 11. Capital Stock and Share-Based Employee Compensation

***Preferred Stock*** - RTI is authorized, under its Certificate of Incorporation, to issue up to 250,000 shares of preferred stock with a par value of $0.01. These shares may be issued from time to time in one or more series. Each series will have dividend rates, rights of conversion and redemption, liquidation prices, and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of May 31, 2011.

***2010 Common Stock Offering*** - On July 28, 2009, we sold 11.5 million shares of Ruby Tuesday, Inc. common stock in an underwritten public offering at $6.75 per share, less underwriting discounts. The amount sold included 1.5 million shares sold in connection with the exercise of an over-allotment option granted to the underwriters. The shares sold were issued pursuant to a shelf registration statement on Form S-3, which was filed with the SEC on June 25, 2009. We received approximately $73.1 million in net proceeds from the sale of the shares, after deducting underwriting discounts and offering expenses. The net proceeds were used to repay indebtedness under our Prior Credit Facility.

***The Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors*** - Under the Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors ("Directors' Plan"), non-employee directors are eligible for awards of share-based incentives. Restricted shares granted under the Directors' Plan vest in equal amounts after one, two, and three years provided the Director continually serves on the Board. Options issued under the Plan become vested after 30 months and are exercisable until five years after the grant date. Stock option exercises are settled with the issuance of new shares of common stock.

All options and restricted shares awarded under the Directors' Plan have been at the fair market value at the time of grant. A Committee, appointed by the Board, administers the Directors' Plan. At May 31, 2011, we had reserved 233,000 shares of common stock under this Plan, 138,000 of which were subject to options outstanding, for a net of 95,000 shares of common stock currently available for issuance under the Directors' Plan.

***The Ruby Tuesday, Inc. 2003 Stock Incentive Plan and the Ruby Tuesday, Inc. 1996 Stock Incentive Plan*** - A Committee, appointed by the Board, administers the Ruby Tuesday, Inc. 2003 Stock Incentive Plan ("2003 SIP") and the Ruby Tuesday, Inc. 1996 Stock Incentive Plan ("1996 SIP"), and has full authority in its discretion to determine the key employees and officers to whom share-based incentives are granted and the terms and provisions of share-based incentives. Option grants under the 2003 SIP and 1996 SIP can have varying vesting provisions and exercise periods as determined by such Committee. Options granted under the 2003 SIP and 1996 SIP vest in periods ranging from immediate to fiscal 2013, with the majority vesting within three years following the date of grant, and the majority expiring five or seven (but some up to 10) years after grant. All restricted shares granted during fiscal 2011 are service-based and were awarded under the 1996 SIP. The majority of restricted shares granted under the 2003 SIP and 1996 SIP in fiscal 2010 and 2009 are performance-based. The 2003 SIP and 1996 SIP permits the Committee to make awards of shares of common stock, awards of stock options or other derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or for the benefit of a group of eligible persons. All options awarded under the 2003 SIP and 1996 SIP have been awarded with an exercise price equal to the fair market value at the time of grant.

At May 31, 2011, we had reserved a total of 5,369,000 and 1,315,000 shares of common stock for the 2003 SIP and 1996 SIP, respectively. Of the reserve shares at May 31, 2011, 2,119,000 and 982,000 were subject to options outstanding for the 2003 SIP and 1996 SIP, respectively. Stock option exercises are settled with the issuance of new shares. Net shares of common stock available for issuance at May 31, 2011 under the 2003 SIP and 1996 SIP were 3,249,000 and 333,000, respectively.

*Stock Options*

The following table summarizes the activity in options under these stock option plans (Options and Aggregate Intrinsic Value are in thousands):

| | Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Balance at June 3, 2008 | 6,835 | $ 25.36 | | |
| Granted | 282 | 6.50 | | |
| Exercised | – | – | | |
| Forfeited | (2,315) | 27.84 | | |
| Balance at June 2, 2009 | 4,802 | $ 23.06 | | |
| Granted | 622 | 6.58 | | |
| Exercised | – | – | | |
| Forfeited | (1,378) | 25.46 | | |
| Balance at June 1, 2010 | **4,046** | **$ 19.70** | | |
| Granted | **927** | **9.39** | | |
| Exercised | **(249)** | **7.64** | | |
| Forfeited | **(1,485)** | **29.70** | | |
| Balance at May 31, 2011 | **3,239** | **$ 13.10** | **3.45** | **$ 6,096** |
| Exercisable | **1,900** | **$ 16.33** | **1.78** | **$ 3,314** |

The aggregate intrinsic value represents the closing stock price as of May 31, 2011 less the strike price, multiplied by the number of options that have a strike price that is less than that closing stock price. The total intrinsic value of options exercised during fiscal 2011 was $1.5 million. There were no stock options exercised during fiscal 2010 and 2009.

Included in the outstanding balance at May 31, 2011 in the table above are 0.9 million of out-of-the-money options. Many are expected to expire out-of-the-money in the next two fiscal years.

At May 31, 2011, there was approximately $1.2 million of unrecognized pre-tax compensation expense related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value at grant date of awards vested during 2011, 2010, and 2009 totaled $5.0 million, $5.2 million, and $11.8 million, respectively.

During fiscal 2011, 2010, and 2009, we granted approximately 927,000, 622,000, and 200,000 stock options, respectively, to certain employees under the terms of the 2003 SIP and 1996 SIP. The stock options awarded in fiscal 2011 and 2010 vest in equal annual installments over a three-year period following grant of the award, and have a maximum life of seven years. The stock options awarded in fiscal 2009 cliff vest after 30 months of service following grant of the award, and have a maximum life of five years. There are no performance-based vesting requirements associated with these stock options. These stock options do provide for immediate vesting if the optionee retires during the option period. For employees meeting this criterion at the time of grant, the accelerated vesting provision renders the requisite service condition non-substantive and we therefore fully expense the fair value of stock options awarded to retirement-eligible employees on the date of grant. As a result, we recorded during the first quarters of fiscal 2011, 2010, and 2009 an expense of $2.3 million, $1.2 million, and $0.2 million, respectively, related to stock options awarded to our CEO.

Also during fiscal 2009, RTI granted approximately 82,000 stock options to non-employee directors. These stock options cliff vest after 30 months of service following grant of the award, and have a maximum life of five years.

The weighted average fair value at date of grant for options granted during fiscal 2011, 2010, and 2009 was $5.42, $3.69, and $2.28 per share, respectively, which, for the purposes of this disclosure, is assumed to be amortized over the respective vesting period of the grants. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| | **2011** | 2010 | 2009 |
|---|---|---|---|
| Risk-free interest rate | **1.52%** | 2.20% | 2.83% |
| Expected dividend yield | **0%** | 0% | 0% |
| Expected stock price volatility | **0.7336** | 0.6945 | 0.404 |
| Expected life (in years) | **4.50** | 4.50 | 3.97 |

*Restricted Stock*

The following table summarizes the status of our restricted stock activity (in thousands, except per-share data):

| | **2011** | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|
| | **Shares** | **Weighted Average Fair Value** | Shares | Weighted Average Fair Value | Shares | Weighted Average Fair Value |
| Performance-Based Vesting: | | | | | | |
| Non-vested at beginning of year | **721** | **$ 7.13** | 1,195 | $ 7.64 | 1,285 | $ 12.06 |
| Granted | – | – | 348 | 6.58 | 279 | 7.00 |
| Vested | **(421)** | **7.05** | (186) | 7.64 | – | – |
| Forfeited | **(1)** | **7.82** | (636) | 7.64 | (369) | 22.50 |
| Non-vested at end of year | **299** | **$ 7.24** | 721 | $ 7.13 | 1,195 | $ 7.64 |
| Service-Based Vesting: | | | | | | |
| Non-vested at beginning of year | **427** | **$ 7.42** | 208 | $ 8.97 | 105 | $ 15.67 |
| Granted | **235** | **10.21** | 299 | 7.01 | 127 | 5.41 |
| Vested | **(111)** | **9.39** | (78) | 9.99 | (21) | 20.67 |
| Forfeited | – | – | (2) | 7.63 | (3) | 7.81 |
| Non-vested at end of year | **551** | **$ 8.22** | 427 | $ 7.42 | 208 | $ 8.97 |

The fair values of restricted share awards were based on the fair market value of our common stock at the time of grant. At May 31, 2011, unrecognized compensation expense related to restricted stock grants totaled approximately $2.5 million and will be recognized over a weighted-average vesting period of approximately 1.7 years.

During fiscal 2011, we granted approximately 174,000 service-based restricted shares of our common stock to certain employees under the terms of the 1996 SIP. The service-based restricted shares cliff vest over a three-year period. Also during fiscal 2011, we awarded approximately 124,000 shares of our common stock to our retirement-eligible CEO and recognized an expense of $1.2 million on the grant date.

During fiscal 2010, we granted approximately 201,000 time-based restricted shares of common stock and 348,000 performance-based restricted shares of common stock under the terms of the 2003 SIP and 1996 SIP. Vesting of the performance-based restricted shares, including 177,000 shares that were awarded to our CEO, was also contingent upon the Company's achievement of a certain performance condition related to fiscal 2010 performance. We recorded during the first quarter of fiscal 2010 an expense of $1.2 million related to the performance-based restricted shares awarded on July 7, 2009 to our CEO. Also during fiscal 2010, we awarded approximately 177,000 shares of common stock to our CEO and recognized an expense of $1.2 million on the grant date. The Executive Compensation and Human Resources Committee of the Board of Directors determined during the first quarter of fiscal 2011 that the performance condition for vesting was achieved for all of the performance-based restricted shares awarded in fiscal 2010.

During fiscal 2009, we granted approximately 290,000 restricted shares to certain employees under the terms of the 2003 SIP and 1993 SIP. These shares vest in equal installments over one, two, and three year periods. Vesting of 279,000 of these shares, including approximately 139,000 shares which were awarded to our CEO, was contingent upon the Company's achievement of certain performance conditions. We recorded during the first quarter of fiscal 2009 an expense of $0.6 million in connection with the restricted shares awarded to our CEO.

During the first quarter of fiscal 2010, the Executive Compensation and Human Resources Committee of the Board of Directors determined achievement of the performance condition for the restricted shares awarded during fiscal 2009 and 2008. As a result, approximately 559,000 restricted shares were earned due to achievement of the performance condition and the remaining approximately 636,000 restricted shares were forfeited and returned to the pool of shares available for grant under the 2003 SIP and 1996 SIP.

During the first quarter of fiscal 2009, the Executive Compensation and Human Resources Committee of the Board of Directors determined that the performance condition for vesting was not achieved for 267,000 restricted shares awarded in April 2007. As a result, the restricted shares were cancelled and returned to the pool of shares available for grant under the 2003 SIP and 1996 SIP.

During fiscal 2011, 2010, and 2009, we granted approximately 61,000, 97,000, and 117,000 restricted shares, respectively, to non-employee directors. These shares vest in three equal installments over a three-year period following grant of the award.

## 12. Commitments and Contingencies

### Guarantees

During fiscal 2011, we had certain third-party guarantees, which primarily arose in connection with our franchising and divestiture activities. Generally, we are required to perform under these guarantees in the event that a third-party fails to make contractual payments or, in the case of franchise partnership debt guarantees, to achieve certain performance measures.

***Franchise Partnership Guarantees***
On December 1, 2010, we entered into the Credit Facility, which replaced both the Prior Credit Facility discussed in Note 7 to the Consolidated Financial Statements and the $48.0 million credit facility discussed below.

As part of the Credit Facility, in December 2010 we negotiated with various lenders a $50.0 million Franchise Facility Subcommitment, which covers our guarantees of debt of the franchise partners and replaced the $48.0 million Franchise Facility which had previously assisted the franchise partnerships with working capital needs and cash flows for operations. Under the Franchise Facility Subcommitment we served as partial guarantor, and in certain circumstances full guarantor, of the draws made by the franchise partnerships. All commitments were for 12 months at the time we entered into the Credit Facility.

Prior to July 1, 2007, we had arrangements with two third-party lenders whereby we provided partial guarantees for specific loans for new franchisee restaurant development (the "Cancelled Facilities"). Should payments be required under the Cancelled Facilities, we had certain rights to acquire the operating restaurants after the third-party debt is paid.

As discussed further in Note 3 to the Consolidated Financial Statements, we acquired 11 of our 13 franchise partnerships during fiscal 2011. Our remaining two franchise partnerships, the Seattle and Utah franchisees, are discussed below.

On January 23, 2011, our Seattle franchise partnership closed its four restaurants. At the time of the Seattle closures, we had guarantees in place for two of Seattle's loans, a $3.5 million loan which had been fully guaranteed under the terms of the Franchise Facility Subcommitment and a $1.2 million loan relating to one of the two Cancelled Facilities, for which we provided a 30% guarantee. On January 28, 2011, notice was received from the lenders of the Franchise Facility Subcommitment that a default had occurred and we thus paid our $3.5 million guarantee shortly thereafter. The amount of payment required under the second guarantee was $0.2 million, which we have also paid. We do not believe we are liable for any of Seattle's other debts.

During January 2011, our Utah franchise partnership closed five of its six restaurants. On February 25, 2011, we acquired the remaining restaurant owned by our Utah franchise partnership for $2.0 million. At the time of acquisition, we had a guarantee in place for a $5.0 million line of credit owed by Utah which had been fully guaranteed under the terms of the Franchise Facility Subcommitment. Under the terms of the purchase agreement, Utah paid down its $5.0 million line of credit with the full proceeds of the $2.0 million purchase price. On February 28, 2011, notice was received from the lenders of the Franchise Facility Subcommitment that a default had occurred, and we subsequently paid the remaining $3.0 million guarantee on March 1, 2011. We do not believe we are liable for any of Utah's other debts.

As of May 31, 2011, all amounts guaranteed under the Franchise Facility Subcommitment and the Cancelled Facilities have been settled. As of June 1, 2010, the amounts guaranteed under the Franchise Facility and the Cancelled Facilities were $47.3 million and $4.4 million, respectively. We had recorded liabilities representing the estimated fair value of these guarantees totaling $0.8 million as of June 1, 2010. We believe this amount approximated the then fair value of the guarantees.

***Divestiture Guarantees***

During fiscal 1996, our shareholders approved the distribution of our family dining restaurant business (Morrison Fresh Cooking, Inc., "MFC") and our health care food and nutrition services business (Morrison Health Care, Inc., "MHC"). Subsequently, Piccadilly Cafeterias, Inc. ("Piccadilly") acquired MFC and Compass acquired MHC. Prior to the Distribution, we entered into various guarantee agreements with both MFC and MHC, most of which have expired. As agreed upon at the time of the Distribution, we have been contingently liable for payments to MFC and MHC employees retiring under MFC's and MHC's versions of the Management Retirement Plan and the Executive Supplemental Pension Plan (the two non-qualified defined benefit plans) for the accrued benefits earned by those participants as of March 1996.

On October 29, 2003, Piccadilly filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court in Fort Lauderdale, Florida. Following this, we have recorded, and begun to pay, our pro-rata share of the Piccadilly liabilities for which we have provided guarantees, including those for MFC employee benefit plans. Our estimates of these liabilities were included within our petition before the bankruptcy court.

During fiscal 2010, we received our sixth, and final, distribution in settlement of the Piccadilly bankruptcy. Including this final distribution, we received $2.0 million in settlement of our claim.

We estimated our divestiture guarantees related to MHC at May 31, 2011 to be $2.9 million for employee benefit plans. In addition, we remain contingently liable for MHC's portion (estimated to be $2.1 million) of the MFC employee benefit plan liability for which MHC is currently responsible under the divestiture guarantee agreements. We believe the likelihood of being required to make payments for MHC's portion to be remote due to the size and financial strength of MHC and Compass.

***Insurance Programs***

We are currently self-insured for a portion of our current and prior years' workers' compensation, employment practices liability, general liability, and automobile liability losses (collectively, "casualty losses") as well as property losses and certain other insurable risks. To mitigate the cost of our exposures for certain property and casualty losses, we make annual decisions to either retain the risks of loss up to a certain maximum per occurrence, aggregate loss limits negotiated with our insurance carriers, or fully insure those risks. We are also self-insured for healthcare claims for eligible participating employees subject to certain deductibles and limitations. We have accounted for our retained liabilities for casualty losses and healthcare claims, including reported and incurred but not reported claims, based on information provided by third-party actuaries. At May 31, 2011, we were committed under letters of credit totaling $8.3 million issued primarily in connection with our workers' compensation and casualty insurance programs.

***Litigation***

We are presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of business. We provide reserves for such claims when payment is probable and estimable in accordance with GAAP. At this time, in the opinion of management, the ultimate resolution of pending legal proceedings, including the matter referred to below, will not have a material adverse effect on our operations, financial position, or cash flows.

On September 30, 2009, the U.S. Equal Employment Opportunity Commission ("EEOC") Pittsburgh Area Office filed suit in the United States District Court for the Western District of Pennsylvania Civil Action No. 2:09-cv-01330-DSC alleging the Company was in violation of the Age Discrimination in Employment Act ("ADEA") by failing to hire employees within the protected age group in five Pennsylvania restaurants and one Ohio restaurant. On October 19, 2009, the EEOC filed a Notice of an ADEA Directed Investigation Charge No. 533-2010-00062 regarding potential age discrimination in violation of the ADEA in hiring and discharge for all positions at all restaurant facilities.

The Company and the EEOC entered into an agreement to stay the lawsuit and the request for nationwide information under the directed investigation. Pursuant to that stay both parties agreed to an exchange of information and to engage in mediation following the stay.

We have denied the allegations and intend to vigorously defend against the suit and the charge. Despite the preliminary status of both matters, we do not believe that this matter will have a material adverse effect on our operations, financial position, or cash flows.

On November 8, 2010, a personal injury case styled Dan Maddy v. Ruby Tuesday, Inc., which had been filed in the Circuit Court for Rutherford County, Tennessee, was resolved through mediation. Given that we maintain primary and secondary insurance coverage for claims such as the Maddy case, and we had previously paid the amount required by our self-insured retention limit, no payment was made by us at settlement.

Included in the Maddy settlement was a payment made by our secondary insurance carrier of $2,750,000. Despite making this payment, it is anticipated that our secondary insurance carrier will file a counterclaim against us, in connection with the coverage suit we brought against our carrier prior to the carrier's payment of a portion of the Maddy settlement, claiming it did not receive timely notice of this matter in accordance with the terms of the policy. Pursuant to an agreement we reached with our secondary carrier prior to the Maddy settlement and as a result of the carrier's payment of a portion of the Maddy settlement, it is anticipated that we will dismiss our claims against this carrier for bad faith, breach of contract and violation of the state consumer protection act. We have preserved any claims for declaratory relief as well as a claim for attorney fees in the event we prevail in the underlying litigation. We believe our secondary insurance carrier received timely notice in accordance with the policy and we will vigorously defend the matter. Should we incur potential liability to our secondary carrier, we believe we have claims against two claims administrators.

We believe, and have obtained a consistent opinion from outside counsel, that we have valid coverage under our insurance policies for any amounts in excess of our self-insured retention. We further believe we have the right to the indemnification referred to above. We believe this provides a basis for not recording a liability for any contingency associated with the Maddy settlement. Based on the information currently available, our May 31, 2011 Consolidated Balance Sheet reflects no accrual relating to the Maddy case. There can be no assurance, however, that we will be successful in our defense of our carrier's counterclaim against us.

***Purchase Commitments***

We have minimum purchase commitments with various vendors. Outstanding commitments as of May 31, 2011 were approximately $112.8 million. These obligations consist of supplies, advertising, utility contracts, and various types of meat, beverages, and other food products, which are an integral part of our business operations.

### 13. Fair Value Measurements

The following table presents the fair values of our financial assets and liabilities measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall (in thousands):

| | Level | May 31, 2011 | June 1, 2010 |
|---|---|---|---|
| Deferred compensation plan – Assets | 1 | $ 8,792 | $ 7,684 |
| Deferred compensation plan – Liabilities | 1 | (8,792) | (7,684) |
| Total | | $ – | $ – |

The Ruby Tuesday, Inc. 2005 Deferred Compensation Plan (the "Deferred Compensation Plan") and the Ruby Tuesday, Inc. Restated Deferred Compensation Plan (the "Predecessor Plan") are unfunded, non-qualified deferred compensation plans for eligible employees. Assets earmarked to pay benefits under the Deferred Compensation Plan and Predecessor Plan are held by a rabbi trust. We report the accounts of the rabbi trust in our Consolidated Financial Statements. With the exception of the investment in RTI common stock, the investments held by these plans are considered trading securities and are reported at fair value based on third-party broker statements. The realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, is recorded in Selling, general, and administrative expense in the Consolidated Financial Statements.

The investment in RTI common stock and related liability payable in RTI common stock, which are reflected in Shareholders' Equity in the Consolidated Balance Sheets, are excluded from the fair value table above as these are considered treasury shares and reported at cost.

The following table presents the fair values for those assets and liabilities measured on a non-recurring basis and remaining on our Consolidated Balance Sheet as of May 31, 2011 and June 1, 2010 and the losses recognized from all such measurements during fiscal 2011 and 2010 (in thousands):

| | Fair Value Measurements | | | | |
|---|---|---|---|---|---|
| | May 31, 2011 | Level 1 | Level 2 | Level 3 | Losses |
| Long-lived assets held for sale * | $ 24,686 | $ – | $ 24,686 | $ – | $ 1,600 |
| Long-lived assets held for use | 747 | – | 747 | – | 4,498 |
| Total | $ 25,433 | $ – | $ 25,433 | $ – | $ 6,098 |

| | Fair Value Measurements | | | | |
|---|---|---|---|---|---|
| | June 1, 2010 | Level 1 | Level 2 | Level 3 | Losses |
| Long-lived assets held for sale * | $ 28,015 | $ – | $ 28,015 | $ – | $ 941 |
| Long-lived assets held for use | 3,685 | – | 3,685 | – | 2,240 |
| Total | $ 31,700 | $ – | $ 31,700 | $ – | $ 3,181 |

* Included in the carrying value of long-lived assets held for sale as of May 31, 2011 and June 1, 2010 are $23.3 million and $24.8 million, respectively, of assets included in Construction in progress and other in the Consolidated Balance Sheet as we do not expect to sell these assets within the next 12 months.

Long-lived assets held for sale are valued using Level 2 inputs, primarily information obtained through broker listings and sales agreements. Costs to market and/or sell the assets are factored into the estimates of fair value for those assets included in Assets held for sale on our Consolidated Balance Sheet. During fiscal 2011 and 2010, long-lived assets held for sale were written down to their fair value, resulting in losses of $1.6 million and $0.9 million, respectively, which are included in Closures and impairments in our Consolidated Statement of Operations. The fair value of these long-lived assets held for sale was $24.7 million and $28.0 million as of May 31, 2011 and June 1, 2010, respectively.

We review our long-lived assets (primarily property, equipment, and, as appropriate, reacquired franchise rights) related to each restaurant to be held and used in the business, whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We evaluate restaurants based upon cash flows as our primary indicator of impairment. Based on the best information available, we write down an impaired restaurant to its estimated fair market value, which becomes its new cost basis. Fair value is determined primarily through analyses of relevant market broker listings.

Long-lived assets held for use presented in the table above include our company airplane and restaurants or groups of restaurants that were impaired as a result of our quarterly impairment review. From time to time, the table will also include closed restaurants or surplus sites not meeting held for sale criteria that have been offered for sale at a price less than their carrying value.

During fiscal 2011 and 2010, we recorded $4.5 million and $2.2 million, respectively, of impairments on our long-lived assets held for use, which is included with Closures and impairments expense in our Consolidated Statement of Operations. The Level 2 fair values of our long-lived assets held for use are based on broker estimates of the value of the land, building, leasehold improvements, and other residual assets.

Our financial instruments at May 31, 2011 and June 1, 2010 consisted of cash and short-term investments, accounts receivable and payable, notes receivable, long-term debt, franchise partnership guarantees, letters of credit, and, as previously discussed, deferred compensation plan investments. The fair values of cash and short-term investments and accounts receivable and payable approximated carrying value because of the short-term nature of these instruments. The carrying amounts and fair values of our other financial instruments not measured on a recurring basis using fair value, however subject to fair value disclosures are as follows (in thousands):

| | **May 31, 2011** | | June 1, 2010 | |
|---|---|---|---|---|
| | **Carrying Amount** | **Fair Value** | Carrying Amount | Fair Value |
| Deferred Compensation Plan investment in RTI common stock | **$ 1,556** | **$ 1,653** | $ 2,036 | $ 1,760 |
| Notes receivable, gross* | **41** | **55** | 7,026 | 7,016 |
| Long-term debt and capital leases | **344,274** | **348,272** | 289,266 | 291,512 |
| Franchise partnership guarantees | – | – | 791 | 817 |
| Letters of credit | – | **178** | – | 329 |

* The allowance for doubtful notes on our notes receivable was negligible and $5.1 million as of May 31, 2011 and June 1, 2010, respectively.

We estimated the fair value of notes receivable, debt, franchise partnership guarantees, and letters of credit using market quotes and present value calculations based on market rates.

**14. Supplemental Quarterly Financial Data (Unaudited)**

Quarterly financial results for the years ended May 31, 2011 and June 1, 2010, are summarized below.

(In thousands, except per-share data)

| | **For the Year Ended May 31, 2011** | | | | |
|---|---|---|---|---|---|
| | **First Quarter** | **Second Quarter** | **Third Quarter** | **Fourth Quarter** | **Total** |
| **Revenues** | **$ 302,686** | **$ 290,451** | **$ 319,063** | **$ 352,962** | **$ 1,265,162** |
| **Gross profit*** | **$ 57,741** | **$ 45,001** | **$ 54,367** | **$ 63,538** | **$ 220,647** |
| **Income before income taxes** | **$ 16,077** | **$ 5,268** | **$ 15,545** | **$ 15,732** | **$ 52,622** |
| **Provision/(benefit) for income taxes** | **3,680** | **703** | **(455)** | **1,816** | **5,744** |
| **Net income** | **$ 12,397** | **$ 4,565** | **$ 16,000** | **$ 13,916** | **$ 46,878** |
| **Earnings per share:** | | | | | |
| **Basic** | **$ 0.19** | **$ 0.07** | **$ 0.25** | **$ 0.22** | **$ 0.73** |
| **Diluted** | **$ 0.19** | **$ 0.07** | **$ 0.25** | **$ 0.21** | **$ 0.72** |

| | For the Year Ended June 1, 2010 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
| Revenues | $ 300,612 | $ 273,464 | $ 307,265 | $ 313,455 | $ 1,194,796 |
| Gross profit* | $ 48,949 | $ 38,802 | $ 61,149 | $ 63,610 | $ 212,510 |
| Income before income taxes | $ 7,442 | $ 820 | $ 22,272 | $ 27,224 | $ 57,758 |
| Provision for income taxes | 1,298 | 389 | 4,473 | 6,254 | 12,414 |
| Net income | $ 6,144 | $ 431 | $ 17,799 | $ 20,970 | $ 45,344 |
| Earnings per share: | | | | | |
| Basic** | $ 0.11 | $ 0.01 | $ 0.28 | $ 0.33 | $ 0.74 |
| Diluted | $ 0.11 | $ 0.01 | $ 0.28 | $ 0.33 | $ 0.73 |

* We define gross profit as revenue less cost of merchandise, payroll and related costs, and other restaurant operating costs.

** The sum of the quarterly net income per share amounts do not equal the reported annual amount as each is computed independently based upon the weighted-average number of shares outstanding for the period.

**15. Subsequent Events**

On July 19, 2011, we entered into an amendment of the Credit Facility to increase the amount of the optional additional revolving commitments available from $50.0 million to $60.0 million, thereby increasing the maximum aggregate revolving commitment amount under the Credit Facility from $370.0 million to $380.0 million. On the same date, we exercised our option to increase the revolving commitments from $320.0 million to $380.0 million pursuant to new lender commitment agreements with the existing lenders and an additional new lender.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruby Tuesday, Inc.:

We have audited the accompanying consolidated balance sheets of Ruby Tuesday, Inc. and subsidiaries (the Company) as of May 31, 2011 and June 1, 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ruby Tuesday, Inc. and subsidiaries as of May 31, 2011 and June 1, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of May 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated August 1, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Louisville, Kentucky
August 1, 2011

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruby Tuesday, Inc.:

We have audited Ruby Tuesday, Inc. and subsidiaries' (the Company) internal control over financial reporting as of May 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2011 based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ruby Tuesday, Inc. and subsidiaries as of May 31, 2011 and June 1, 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 31, 2011, and our report dated August 1, 2011, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Louisville, KY
August 1, 2011

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

### Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are operating effectively and are properly designed to ensure that information required to be disclosed is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure in the reports filed or submitted under the Securities Exchange Act of 1934, as amended.

### Management's Report on Internal Control over Financial Reporting

Under Section 404 of The Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of the Company's internal control over financial reporting as of the end of the period covered by this report. In this assessment, the Company applied criteria based on the "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included documenting, evaluating and testing the design and operating effectiveness of its internal control over financial reporting. Based upon this evaluation, our management concluded that our internal control over financial reporting was effective as of May 31, 2011.

KPMG LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of May 31, 2011 as stated in their report filed within Item 8 – Financial Statements and Supplementary Data.

### Changes in Internal Controls

During the fiscal quarter ended May 31, 2011, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## Item 9B. Other Information

None

# PART III

We expect to file a definitive proxy statement relating to our 2011 Annual Meeting of shareholders (the "2011 Proxy Statement") with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of our most recent fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2011 Proxy Statement that specifically address disclosure requirements of Items 10-14 below are incorporated by reference.

## Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 regarding the directors of the Company is incorporated herein by reference to the information set forth in the table entitled "Director and Director Nominee Information" under "Election of Directors" in the 2011 Proxy Statement.

Information regarding executive officers of the Company has been included in Part I of this Annual Report under the caption "Executive Officers."

Information regarding corporate governance of the Company and other information required by this item is incorporated herein by reference to the information set forth under the captions, "Corporate Governance," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Committees of the Board of Directors" in the 2011 Proxy Statement.

## Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the information set forth under the captions "Compensation Discussion and Analysis," "Chief Executive Officer Compensation," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards in Fiscal Year 2011," "Outstanding Equity Awards at Fiscal Year-End for 2011," "Option Exercises and Stock Vested in Fiscal Year 2011," "Nonqualified Deferred Compensation," "Pension Benefits for Fiscal Year 2011," "Potential Payments Upon Termination or Change in Control," "Directors' Fees and Attendance," "2011 Director Compensation," and "Committees of the Board of Directors" in the 2011 Proxy Statement relating to the Annual Meeting.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated herein by reference to the information set forth in the tables captioned "Beneficial Ownership of Common Stock" and "Securities Authorized for Issuance Under Equity Compensation Plans" in the 2011 Proxy Statement relating to the Annual Meeting.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated herein by reference to the information set forth under the captions "Related Party Transactions" and "Directors' Independence" in the 2011 Proxy Statement relating to the Annual Meeting.

## Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated herein by reference to the information set forth under the caption "Accountants' Fees and Expenses" in the 2011 Proxy Statement relating to the Annual Meeting.

# PART IV
# Item 15. Exhibits and Financial Statement Schedule

(a) The following documents are filed as part of this report:

**1. Financial Statements:**

The financial statements of the Company and its subsidiaries are listed in the accompanying "Index to Consolidated Financial Statements" on page 40.

**2. Financial Statement Schedule:**

Schedule II – Valuation and Qualifying Accounts for the Years Ended May 31, 2011, June 1, 2010, and June 2, 2009 (in thousands):

| Description | Balance at Beginning of Period | Charged/ (Credited) to Costs and Expenses | Charged/ (Credited) to other Accounts (a) | Write-offs (b) | Balance at End of Period |
|---|---|---|---|---|---|
| **Allowance for Doubtful Notes** | | | | | |
| Fiscal Year Ended June 1, 2011 | $ 5,077 | $ 570 | $ (4,811) | $ (795) | $ 41 |
| Fiscal Year Ended June 1, 2010 | 6,052 | 1,730 | | (2,705) | 5,077 |
| Fiscal Year Ended June 2, 2009 | 3,027 | 3,690 | | (665) | 6,052 |

All other financial statement schedules have been omitted, as the required information is inapplicable or the information is presented in the financial statements or related notes.

(a) As further discussed in Note 3 to the Consolidated Financial Statements, in fiscal 2011 the Company acquired the remaining membership interests of 11 franchise partnerships. The $4.8 million combined allowance for doubtful notes as well as the corresponding notes receivable from the acquired franchise partnerships were eliminated as part of the purchase price allocation.

(b) In fiscal 2011, the Company forgave various debts owed by its Seattle and Utah franchises.

In fiscal 2010, the Company forgave various debts owed by its Utah, Minneapolis, and Seattle franchises.

In fiscal 2009, the Company forgave the full amount of a line of credit owed by its Seattle franchise.

**3. Exhibits:**

The exhibits filed with or incorporated by reference in this report are listed on the Exhibit Index beginning on page 83.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**RUBY TUESDAY, INC.**

Date: August 1, 2011

By: /s/ Samuel E. Beall, III
Samuel E. Beall, III
Chairman of the Board, President
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

| Name | Position | Date |
|---|---|---|
| /s/ Samuel E. Beall, III<br>Samuel E. Beall, III | Chairman of the Board, President and Chief Executive Officer | Date: August 1, 2011 |
| /s/ Marguerite N. Duffy<br>Marguerite N. Duffy | Senior Vice President, Chief Financial Officer, and Principal Accounting Officer | Date: August 1, 2011 |
| /s/ Claire L. Arnold<br>Claire L. Arnold | Director | Date: August 1, 2011 |
| /s/ Steven R. Becker<br>Steven R. Becker | Director | Date: August 1, 2011 |
| /s/ Kevin T. Clayton<br>Kevin T. Clayton | Director | Date: August 1, 2011 |
| /s/ Matthew A. Drapkin<br>Matthew A. Drapkin | Director | Date: August 1, 2011 |
| /s/ James A. Haslam, III<br>James A. Haslam, III | Director | Date: August 1, 2011 |
| /s/ Bernard Lanigan Jr.<br>Bernard Lanigan Jr. | Director | Date: August 1, 2011 |
| /s/ Dr. Donald Ratajczak<br>Dr. Donald Ratajczak | Director | Date: August 1, 2011 |
| /s/ Stephen I. Sadove<br>Stephen I. Sadove | Director | Date: August 1, 2011 |

## RUBY TUESDAY, INC. AND SUBSIDIARIES
## EXHIBIT INDEX

| Exhibit Number | Description of Exhibit |
|---|---|
| * | Management contract or compensatory plan or arrangement. |
| + | Filed herewith. |
| 3.1 | Articles of Incorporation, as amended, of Ruby Tuesday, Inc. (incorporated by reference from Exhibit 3.1 to Form 8-B filed on March 15, 1996 (File No. 1-12454)). |
| 3.2 | Bylaws, as amended and restated, of Ruby Tuesday, Inc. (incorporated by reference from Exhibit 3.1 to Form 8-K filed on October 8, 2009 (File No. 1-12454)). |
| 4.1 | Specimen Common Stock Certificate. (incorporated by reference from Exhibit 4.1 to Form 8-B filed on March 15, 1996 (File No. 1-12454)). |
| 10.1 | Ruby Tuesday, Inc. Executive Supplemental Pension Plan, amended and restated as of January 1, 2007. (incorporated by reference from Exhibit 10.1 to the Ruby Tuesday, Inc. Annual Report on Form 10-K for the fiscal year ended June 5, 2007 (File No. 1-12454)).* |
| 10.2 | First Amendment, dated as of April 2, 2008, to the Ruby Tuesday, Inc. Executive Supplemental Pension Plan (Amended and Restated as of January 1, 2007) (incorporated by reference from Exhibit 10.6 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended March 4, 2008 (File No. 1-12454)).* |
| 10.3 | Second Amendment, dated as of December 31, 2008, to the Ruby Tuesday, Inc. Executive Supplemental Pension Plan (Amended and Restated as of January 1, 2007) (incorporated by reference from Exhibit 10.1 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 2, 2008 (File No. 1-12454)).* |
| 10.4 | Third Amendment, dated as of January 6, 2010, to the Ruby Tuesday, Inc. Executive Supplemental Pension Plan (Amended and Restated as of January 1, 2007) (incorporated by reference from Exhibit 10.3 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 1, 2009 (File No. 1-12454)).* |
| 10.5 | Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors (Amended and Restated as of October 8, 2008) (File No. 1-12454)).* + |
| 10.6 | First Amendment, dated as of July 21, 2011, to the Ruby Tuesday, Inc. Stock Incentive and Deferred Compensation Plan for Directors (Amended and Restated as of October 8, 2008) (File No. 1-12454)).* + |
| 10.7 | Ruby Tuesday, Inc. 2003 Stock Incentive Plan (formerly the 1996 Non-Executive Stock Incentive Plan (formerly the Morrison Restaurants Inc. 1993 Non-Executive Stock Incentive Plan)) (incorporated by reference from Exhibit 10(h) to the Morrison Restaurants Inc. Annual Report on Form 10-K for the fiscal year ended June 5, 1993 (File No. 0-1750) and by reference from Exhibit 10.10 to the Ruby Tuesday, Inc. Annual Report on Form 10-K for the fiscal year ended June 1, 2004 (File No. 1-12454)).* |
| 10.8 | First Amendment, dated as of July 6, 2005, to the 2003 Stock Incentive Plan (incorporated by reference from Exhibit 10.14 to the Ruby Tuesday, Inc. Annual Report on Form 10-K for the fiscal year ended June 6, 2006 (File No. 1-12454)).* |
| 10.9 | Second Amendment, dated as of July 11, 2006, to the 2003 Stock Incentive Plan (incorporated by reference from Exhibit 10.3 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 5, 2006 (File No. 1-12454)).* |

| | |
|---|---|
| 10.10 | Ruby Tuesday, Inc. 2006 Executive Incentive Compensation Plan (incorporated by reference from Exhibit 10.2 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 5, 2006 (File No. 1-12454)).* |
| 10.11 | Morrison Restaurants Inc. Deferred Compensation Plan, as restated effective January 1, 1994, together with amended and restated Trust Agreement, dated as of December 1, 1992, to Deferred Compensation Plan (incorporated by reference from Exhibit 10(i) to the Morrison Restaurants Inc. Annual Report on Form 10-K for the fiscal year ended June 5, 1993 (File No. 0-1750)).* |
| 10.12 | Morrison Restaurants Inc. Management Retirement Plan together with First Amendment, dated as of June 30, 1994 and Second Amendment, dated as of July 31, 1995 (incorporated by reference from Exhibit 10(n) to the Morrison Restaurants Inc. Annual Report on Form 10-K for the fiscal year ended June 3, 1995 (File No. 1-12454)).* |
| 10.13 | Form of Third Amendment to Management Retirement Plan (incorporated by reference from Exhibit 10.32 to Form 8-B filed on March 15, 1996 (File No. 1-12454)).* |
| 10.14 | Form of Fourth Amendment to Management Retirement Plan (incorporated by reference from Exhibit 10.14 to the Ruby Tuesday, Inc. Annual Report on Form 10-K for the fiscal year ended June 3, 2003 (File No. 1-12454)).* |
| 10.15 | Form of Fifth Amendment to Management Retirement Plan (incorporated by reference from Exhibit 10.15 to the Ruby Tuesday, Inc. Annual Report on Form 10-K for the fiscal year ended June 3, 2003 (File No. 1-12454)).* |
| 10.16 | Sixth Amendment, dated as of April 9, 2001, to the Ruby Tuesday, Inc. Management Retirement Plan (incorporated by reference from Exhibit 10.41 to the Ruby Tuesday, Inc. Annual Report on Form 10-K for the fiscal year ended June 5, 2001 (File No. 1-12454)).* |
| 10.17 | Seventh Amendment (dated as of October 5, 2004) to the Ruby Tuesday, Inc. Management Retirement Plan (incorporated by reference from Exhibit 99.5 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended November 30, 2004 (File No. 1-12454)).* |
| 10.18 | Morrison Retirement Plan, amended and restated as of October 7, 2009 (incorporated by reference from Exhibit 10.1 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 1, 2009 (File No. 1-12454)).* |
| 10.19 | Executive Group Life and Executive Accidental Death and Dismemberment Plan (incorporated by reference from Exhibit 10(q) to the Morrison Restaurants Inc. Annual Report on Form 10-K for the fiscal year ended June 3, 1989 (File No. 0-1750)).* |
| 10.20 | Morrison Restaurants Inc. Executive Life Insurance Plan (incorporated by reference from Exhibit 10(a)(a) to the Morrison Restaurants Inc. Annual Report on Form 10-K for the fiscal year ended June 4, 1994 (File No. 1-12454)).* |
| 10.21 | Form of First Amendment to the Morrison Restaurants Inc. Executive Life Insurance Plan (incorporated by reference from Exhibit 10.25 to the Ruby Tuesday, Inc. Annual Report on Form 10-K for the fiscal year ended June 3, 2003 (File No. 1-12454)).* |
| 10.22 | Second Amendment (dated as of January 1, 2004) to the Ruby Tuesday Inc. Executive Life Insurance Plan (formerly the Morrison Restaurants Inc. Executive Life Insurance Plan) (incorporated by reference from Exhibit 99.2 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended November 30, 2004 (File No. 1-12454)).* |
| 10.23 | Ruby Tuesday Inc. Executive Life Insurance Premium Plan dated as of January 1, 2004 (incorporated by reference from Exhibit 99.1 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter |

ended November 30, 2004 (File No. 1-12454)).*

| | |
|---|---|
| 10.24 | Ruby Tuesday, Inc. 1996 Stock Incentive Plan, restated as of September 30, 1999 (incorporated by reference from Exhibit 99.1 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended September 3, 2000 (File No. 1-12454)).* |
| 10.25 | First Amendment, dated as of July 10, 2000, to the restated Ruby Tuesday, Inc. 1996 Stock Incentive Plan (incorporated by reference from Exhibit 99.2 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended September 3, 2000 (File No. 1-12454)).* |
| 10.26 | Ruby Tuesday, Inc. Salary Deferral Plan, amended and restated as of October 7, 2009 (incorporated by reference from Exhibit 10.2 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 1, 2009 (File No. 1-12454)).* |
| 10.27 | First Amendment, dated as of April 6, 2011, to the Ruby Tuesday, Inc. Salary Deferral Plan (incorporated by reference from Exhibit 10.1 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended March 1, 2011 (File No. 1-12454)).* |
| 10.28 | Ruby Tuesday, Inc. Deferred Compensation Plan Trust Agreement restated as of June 1, 2001 (incorporated by reference from Exhibit 10.44 to the Ruby Tuesday, Inc. Annual Report on Form 10-K for the fiscal year ended June 5, 2001 (File No. 1-12454)).* |
| 10.29 | First Amendment, dated as of June 10, 2002, to the Ruby Tuesday, Inc. Deferred Compensation Plan Trust Agreement (incorporated by reference from Exhibit 10.58 to the Ruby Tuesday, Inc. Annual Report on Form 10-K for the fiscal year ended June 4, 2002 (File No. 1-12454)).* |
| 10.30 | Ruby Tuesday, Inc. Restated Deferred Compensation Plan, dated as of November 26, 2002 (incorporated by reference from Exhibit 99.2 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 3, 2002 (File No. 1-12454)).* |
| 10.31 | Ruby Tuesday, Inc. 2005 Deferred Compensation Plan (incorporated by reference from Exhibit 10.1 to Form 8-K filed on January 18, 2005 (File No. 1-12454)).* |
| 10.32 | First Amendment, dated as of December 14, 2006, to the Ruby Tuesday, Inc. 2005 Deferred Compensation Plan (incorporated by reference from Exhibit 10.6 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 5, 2006 (File No. 1-12454)).* |
| 10.33 | Second Amendment, dated as of July 11, 2007, to the Ruby Tuesday, Inc. 2005 Deferred Compensation Plan (incorporated by reference from Exhibit 10.40 to the Ruby Tuesday, Inc. Annual Report on Form 10-K for the fiscal year ended June 5, 2007 (File No. 1-12454)).* |
| 10.34 | Third Amendment, dated as of December 30, 2008, to the Ruby Tuesday, Inc. 2005 Deferred Compensation Plan (incorporated by reference from Exhibit 10.3 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 2, 2008 (File No. 1-12454)).* |
| 10.35 | Fourth Amendment, dated as of December 31, 2008, to the Ruby Tuesday, Inc. 2005 Deferred Compensation Plan (incorporated by reference from Exhibit 10.4 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 2, 2008 (File No. 1-12454)).* |
| 10.36 | Fifth Amendment, dated as April 6, 2011, to the Ruby Tuesday, Inc. 2005 Deferred Compensation Plan (incorporated by reference from Exhibit 10.2 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended March 1, 2011 (File No. 1-12454)).* |
| 10.37 | Form of Non-Qualified Stock Option Award and Terms and Conditions (ESOP) (incorporated by reference from Exhibit 10.1 to Form 8-K filed on April 1, 2005 (File No. 1-12454)).* |

10.38 Form of Non-Qualified Stock Option Award and Terms and Conditions (MSOP) (incorporated by reference from Exhibit 10.2 to Form 8-K filed on April 1, 2005 (File No. 1-12454)).*

10.39 Form of Non-Qualified Stock Option Award and Terms and Conditions (Beall) (incorporated by reference from Exhibit 10.3 to Form 8-K filed on April 1, 2005 (File No. 1-12454)).*

10.40 Consulting Agreement, dated as of January 8, 2009, by and between Ruby Tuesday, Inc. and Global Partner Ships, Inc. (incorporated by reference from Exhibit 10.6 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 2, 2008 (File No. 1-12454)).

10.41 Description of Cash Bonus Plan (incorporated by reference to Form 8-K filed on July 14, 2006 (File No. 1-12454)).*

10.42 Distribution Agreement, dated as of March 2, 1996, by and among Morrison Restaurants Inc., Morrison Fresh Cooking, Inc. and Morrison Health Care, Inc. (incorporated by reference from Exhibit 10.23 to Form 8-B filed on March 15, 1996 (File No. 1-12454)).

10.43 Amended and Restated Tax Allocation and Indemnification Agreement, dated as of March 2, 1996, by and among Morrison Restaurants Inc., Custom Management Corporation of Pennsylvania, Custom Management Corporation, John C. Metz & Associates, Inc., Morrison International, Inc., Morrison Custom Management Corporation of Pennsylvania, Morrison Fresh Cooking, Inc., Ruby Tuesday, Inc., a Delaware corporation, Ruby Tuesday (Georgia), Inc., a Georgia corporation, Tias, Inc. and Morrison Health Care, Inc. (incorporated by reference from Exhibit 10.24 to Form 8-B filed on March 15, 1996 (File No. 1-12454)).

10.44 Agreement Respecting Employee Benefit Matters, dated as of March 2, 1996, by and among Morrison Restaurants Inc., Morrison Fresh Cooking, Inc. and Morrison Health Care, Inc. (incorporated by reference from Exhibit 10.25 to Form 8-B filed on March 15, 1996 (File No. 1-12454)).

10.45 Form of Non-Qualified Stock Option Award and Terms and Conditions (DSOP) (incorporated by reference from Exhibit 10.2 to Form 8-K filed on October 6, 2005 (File No. 1-12454)).*

10.46 Form of Restricted Stock Award and Additional Terms and Conditions (incorporated by reference from Exhibit 10.1 to Form 8-K filed on October 6, 2005 (File No. 1-12454)).*

10.47 Trust Agreement (dated as of July 23, 2004) between Ruby Tuesday Inc. and U.S. Trust Company, N.A. (incorporated by reference from Exhibit 99.3 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended November 30, 2004 (File No. 1-12454)).*

10.48 Master Distribution Agreement, dated as of December 8, 2006 and effective as of November 15, 2006, by and between Ruby Tuesday, Inc. and PFG Customized Distribution (portions of which have been redacted pursuant to a confidential treatment request filed with the SEC) (incorporated by reference from Exhibit 10.4 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 5, 2006 (File No. 1-12454)).

10.49 Revolving Credit Agreement, dated as of December 1, 2010, by and among Ruby Tuesday, Inc., the Lenders party hereto, Bank of America, N.A., as Administrative Agent, Issuing Bank, Servicer and Swingline Lender, and Regions Bank, as Syndication Agent (incorporated by reference from Exhibit 10.1 to Form 8-K filed on December 7, 2010 (File No. 1-12454)).

10.50 First Amendment to Revolving Credit Agreement, dated as of July 19, 2011, by and among Ruby Tuesday, Inc., the Lenders party hereto, and Bank of America, N.A., as Administrative Agent, Issuing Bank, Servicer and Swingline Lender (incorporated by reference from Exhibit 10.1 to Form 8-K filed on July 21, 2011 (File No. 1-12454)).

| | |
|---|---|
| 10.51 | Lender Commitment Agreement dated as of July 19, 2011 among Ruby Tuesday, Inc., the Guarantors, Bank of America, N.A., as Administrative Agent and Wells Fargo Bank, National Association (incorporated by reference from Exhibit 10.2 to Form 8-K filed on July 21, 2011 (File No. 1-12454)). |
| 10.52 | Lender Commitment Agreement dated as of July 19, 2011 among Ruby Tuesday, Inc., the Guarantors, Bank of America, N.A., as Administrative Agent and PNC Bank, National Association (incorporated by reference from Exhibit 10.3 to Form 8-K filed on July 21, 2011 (File No. 1-12454)). |
| 10.53 | Lender Commitment Agreement dated as of July 19, 2011 among Ruby Tuesday, Inc., the Guarantors, Bank of America, N.A., as Administrative Agent and Fifth Third Bank (incorporated by reference from Exhibit 10.3 to Form 8-K filed on July 21, 2011 (File No. 1-12454)). |
| 10.54 | Lender Commitment Agreement dated as of July 19, 2011 among Ruby Tuesday, Inc., the Guarantors, Bank of America, N.A., as Administrative Agent and US Bank National Association (incorporated by reference from Exhibit 10.3 to Form 8-K filed on July 21, 2011 (File No. 1-12454)). |
| 10.55 | Amended and Restated Note Purchase Agreement, dated as of May 21, 2008, by and among Ruby Tuesday, Inc. and the institutional investors thereto (incorporated by reference from Exhibit 10.3 to Form 8-K filed on May 22, 2008 (File No. 1-12454)). |
| 10.56 | First Amendment, dated as of December 1, 2010, to the Amended and Restated Note Purchase Agreement, by and among Ruby Tuesday, Inc. and the institutional investors thereto (incorporated by reference from Exhibit 10.2 to Form 8-K filed on December 7, 2010 (file No. 1-12454)). |
| 10.57 | Restricted Stock Award (incorporated by reference from Exhibit 10.1 to Form 8-K filed on April 17, 2007 (File No. 1-12454)).* |
| 10.58 | Restricted Stock Award (Beall) (incorporated by reference from Exhibit 10.2 to Form 8-K filed on April 17, 2007 (File No. 1-12454)).* |
| 10.59 | Form of Director Restricted Stock Award (incorporated by reference from Exhibit 10.4 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended December 4, 2007 (File No. 1-12454)).* |
| 10.60 | Non-Qualified Stock Option Award (Beall) (incorporated by reference from Exhibit 10.3 to Form 8-K filed on April 17, 2007 (File No. 1-12454)).* |
| 10.61 | First Amendment to the Ruby Tuesday, Inc. Non-Qualified Stock Option Award (incorporated by reference from Exhibit 10.4 to Form 8-K filed on April 17, 2007 (File No. 1-12454)).* |
| 10.62 | Indenture, dated December 31, 2007, to the Ruby Tuesday, Inc. Cafeteria Plan (incorporated by reference from Exhibit 10.4 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended March 4, 2008 (File No. 1-12454)).* |
| 10.63 | Second Amendment, dated as of December 15, 2010, to the Ruby Tuesday, Inc. Cafeteria Plan (incorporated by reference from Exhibit 10.1 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended November 30, 2010 (File No, 1-12454)).* |
| 10.64 | Indenture, dated December 31, 2007, to the Ruby Tuesday, Inc. Health Savings Account Plan (incorporated by reference from Exhibit 10.5 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended March 4, 2008 (File No. 1-12454)).* |
| 10.65 | First Amendment, dated as of December 15, 2010, to the Ruby Tuesday, Inc. Health Savings Account Plan (incorporated by reference from Exhibit 10.2 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended November 30, 2010 (File No, 1-12454)).* |

10.66 Form of Indemnification Agreement, dated April 7, 2010 (incorporated by reference from Exhibit 10.1 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended March 2, 2010 (File No. 1-12454)).

10.67 Agreement, dated June 30, 2011, by and among Ruby Tuesday, Inc., and Steven R. Becker, Matthew A. Drapkin, Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P., BD Partners III, L.P., Becker Drapkin Management, L.P., and BC Advisors, LLC (incorporated by reference from Exhibit 10.1 to Form 8-K filed on July 1, 2011 (File No. 1-12454)).

10.68 Agreement, dated June 30, 2011, by and among Ruby Tuesday, Inc., and Double Black Diamond Offshore Ltd., Black Diamond Offshore Ltd., Carlson Capital, L.P., Asgard Investment Corp., and Clint D. Carlson (incorporated by reference from Exhibit 10.2 to Form 8-K filed on July 1, 2011 (File No. 1-12454)).

10.69 Form of Non-Qualified Stock Option Award (incorporated by reference from Exhibit 10.1 to Form 8-K filed on July 27, 2010 (File No. 1-12454)).*

10.70 Form of Service Stock Award (incorporated by reference from Exhibit 10.2 to Form 8-K filed on July 27, 2010 (File No. 1-12454)).*

10.71 Ruby Tuesday, Inc. Severance Pay Plan, amended and restated as of January 5, 2011 (incorporated by reference from Exhibit 10.3 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended November 30, 2010 (File No. 1-12454)).*

10.72 Ruby Tuesday, Inc. Executive Compensation Clawback Policy, dated as of July 22, 2010 (incorporated by reference from Exhibit 10.1 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended August 31, 2011 (File No, 1-12454)).*

10.73 Ruby Tuesday, Inc. 2010 Executive Incentive Compensation Plan (incorporated by reference from Exhibit 10.2 to the Ruby Tuesday, Inc. Quarterly Report on Form 10-Q for the quarter ended August 31, 2011 (File No, 1-12454)).*

12.1 Statement regarding computation of Consolidated Ratio of Earnings to Fixed Charges.+

21.1 Subsidiaries of Ruby Tuesday, Inc.+

23.1 Consent of KPMG LLP, Independent Registered Public Accounting Firm.+

31.1 Certification of Chairman of the Board, President, and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+

32.1 Certification of Chairman of the Board, President, and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+



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The following chart and table compare the cumulative total return of the Company's Common Stock with the cumulative total return of the NYSE Composite Index and a peer group consisting of companies included in the same standard industrial classification ("SIC") industry group as the Company's business (SIC industry group 5812, Eating Places) The graph assumes the values of the investment in our Common Stock and each index was $100 at June 6, 2006 and that all dividends were reinvested.



COMPARISON OF CUMULATIVE TOTAL RETURN
Ruby Tuesday, Inc.
NYSE Composite Index
Peer Group Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
2006
2007
2008
2009
2010
2011
ASSUMES $100 INVESTED ON JUN. 06, 2006
ASSUMES DIVIDEND REINVESTED


| | **06/06/06** | **06/05/07** | **06/03/08** | **06/02/09** | **06/01/10** | **5/31/11** |
|---|---|---|---|---|---|---|
| Ruby Tuesday, Inc. | $ 100.00 | $ 101.95 | $ 27.28 | $ 27.32 | $ 39.46 | $ 40.22 |
| NYSE Composite Index | $ 100.00 | $ 126.16 | $ 119.54 | $ 82.23 | $ 90.70 | $ 118.02 |
| Peer Group Index (SIC 5812 - Eating Places) | $ 100.00 | $ 130.42 | $ 121.61 | $ 103.43 | $ 122.62 | $ 140.03 |

# BOARD OF DIRECTORS

**Sandy Beall**
Founder, Chairman of the Board, President, and CEO

**Claire L. Arnold**
Chair and CEO of Leapfrog Services, Inc.

**Steven R. Becker**
Partner, Becker Drapkin Management, L.P.

**Kevin T. Clayton**
President and CEO of Clayton Homes, Inc.

**Matthew A. Drapkin**
Partner, Becker Drapkin Management, L.P.

**James A. Haslam, III**
President and CEO of Pilot Travel Centers, LLC

**Bernard Lanigan, Jr.**
Founder, Chairman, and CEO of Southeast Asset Advisors, Inc.; Founder and Chairman of Lanigan & Associates, P.C.

**Dr. Donald Ratajczak**
Former Chairman and CEO of BrainWorks Ventures, Inc.; Former Professor and Director of the Economic Forecasting Center at Georgia State University

**Stephen I. Sadove**
Chairman of the Board and CEO of Saks, Inc.

# EXECUTIVE TEAM

**Sandy Beall**
Founder, Chairman of the Board, President, and CEO

**Kimberly Grant** Executive Vice President

**Margie Duffy** SVP, Chief Financial Officer

**Mike Beck** SVP, Chief Development Officer

**Dan Dillon** SVP, Brand Development

**Nick Ibrahim** SVP, Chief Technology Officer

**Rob LeBoeuf** SVP, Chief People Officer

**Mark Young** SVP, Chief Marketing Officer

# VICE PRESIDENTS

**Scarlett May** General Counsel and Secretary

**Mike Roder** Operations

**Dave Syarto** Operations

**Jeff VanHorne** Operations

**Greg Ashley** Finance

**John Brisco** President, International Development

**Tammie Cunningham** Operations Controller

**John Doyle** Restaurant Systems

**Richard Flaherty** New Concepts

**Jim Domanic** Training and Development

**Andy Hepp** Execution and Implementation

**Belinda Kitts** Human Resources

**Max Piet** Franchise Operations

**Kevin Reeve** Assistant General Counsel and Assistant Secretary

**David Schmidt** Tax and Treasury

**Andy Scoggins** Culinary and Beverage

**Frank Southall** Corporate Controller

# SHAREHOLDER INFORMATION

**Corporate Offices**
Ruby Tuesday, Inc.
150 West Church Avenue
Maryville, TN 37801
(865) 379-5700

**Annual Meeting**
Wednesday, October 5, 2011 at 11:00 a.m.
Ruby Tuesday, Inc.
150 West Church Avenue
Maryville, TN 37801

**Independent Public Accountants**
KPMG LLP
Suite 2600, 400 West Market Street
Louisville, KY 40202

**NYSE Symbol:** RT

**Stock Transfer Agent and Registrar**
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
(800) 432-0140; Foreign Shareholder:
(201) 680-6578
TDD for Hearing Impaired ((800) 231-5469
www.bnymellon.com/shareowner/isd

**10-K Availability**
The company will furnish to any shareholder, without charge, a copy of the company's annual report filed with the Securities and Exchange Commission on Form 10-K for the 2011 fiscal year from our website at: www.rubytuesday.com or upon written request from the shareholder. Please send your written request to:

Ruby Tuesday, Inc.
Attn: Investor Relations
150 West Church Avenue
Maryville, TN 37801

**Certifications**
We have filed as exhibits to our Annual Report on Form 10-K for the year ended May 31, 2011, the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act.